UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL Energia S.A.

Consolidated balance sheets as of
December 31, 2008 and 2007, and
the related consolidated statements
of operations, changes in shareholders’
equity and changes in financial position
for each of the two years in the period
ended December 31, 2008

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and Financial Statements, including the report of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2008. All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated.

1. Initial Considerations

In 2008, CPFL Energia’s strategy of strengthening its position in the Brazilian electricity sector by diversifying its business portfolio and increasing its operating efficiency proved to be highly successful. We concluded construction of the Castro Alves Hydroelectric Plant (130 MW) and the first turbine of the 14 de Julho Hydroelectric Plant (representing 50% of the plant’s 100 MW installed capacity) began operations, raising our total installed capacity to 1,704 MW. We also proceeded with construction of the 855 MW Foz do Chapecó Hydroelectric Plant, which is scheduled for start-up in 2010, when the group’s generation capacity should reach 2,202 MW.

We also continued restructuring the distributors acquired in 2006 and 2007, and further diversified our energy portfolio with the creation of CPFL Bioenergia, through which we established a partnership in August 2008 to invest in a 45 MW co-generation plant fueled by sugarcane biomass, whose surplus energy (25 MW) will be fully available for commercialization on the free market as of April 2010. We also created CPFL Atende, a contact center and call center service.

Group’s energy sales in the concession area reflected Brazil’s strong growth in the first nine months of 2008, totaling 49,033 GWh, 5.5% up on the 46,475 GWh recorded in 2007, 11,710 GWh of which billed through the Distribution System Usage Tariff (TUSD). Captive market sales totaled 37,323 GWh, an upturn of 5.9%, with hefty consumption increases in the residential (8.2%), industrial (4.7%) and commercial (6.5%) segments. In the latter segment, we maintained our leadership of the Brazilian market, with a share of 13% and over 6.4 million consumers, with 169,000 new connections.

We also strengthened our position in energy sales to free customers and through the execution of bilateral contracts, with total sales of 8,904 GWh. In the commercialization segment, we continued to lead the market, with a 22% share. In addition, we developed a consistent strategy for the sale of value-added services, which have recorded steady growth in recent years.

Thanks to this performance, together with the continuous management of operating costs and expenses, debt and financial expenses, and the constant drive for efficiency and productivity gains, CPFL Energia posted an excellent period result, despite the tariff repositioning of the group’s distributors. Gross revenue totaled R$ 14,372 million, 1.2% up on the previous year, while EBITDA fell by 16.1% to R$ 2,808 million and Net Income recorded a 22.2% slide to R$ 1,276 million.

In addition, part of our corporate agenda was given over to drafting the 2009-13 Strategic Plan, in which we defined the bases for growing and strengthening our business over the next five years. We also modified our organizational structure and management model in line with CPFL Energia’s corporate governance guidelines and fine-tuned our internal control mechanisms, as well as revising our brand positioning and architecture and our strategic drivers (vision, mission and principles), whose purpose is to align the organizational culture and practices of the group’s companies. We also took further action to reduce operating costs, intensifying the measures adopted in the first half of 2008. In December, we created the CPFL Corporate University, an important instrument for developing our employees’ strategic business skills and making the best possible use of our investments in their personal development.

In this context, we cannot help but highlight the ample recognition CPFL Energia received from the market and its stakeholders for its commitment to building a solid organizational culture based on outstanding corporate governance practices. At the beginning of the year, the Company obtained a corporate governance AA+ rating from Austin Rating agency, the best classification for a Brazilian company since 2005, when the evaluation started to be applied in the country. CPFL Energia was also voted the company with the best corporate governance in Latin America by Latin Finance magazine and the consulting firm Management & Excellence, following a survey of the 50 non-financial companies with the highest market capitalization. In October, CPFL Energia became the first Brazilian company to receive the Client Leadership Award from the International Finance Corporation (IFC), a World Bank member organization. The award was granted in recognition of the group’s differentiated corporate governance practices and socio-environmental programs, including initiatives to combat energy losses and mitigate climate change arising from global warming.

Finally, for the fourth year in a row, CPFL Energia’s shares were included in the São Paulo Stock Exchange’s Corporate Sustainability Index (ISE), which consists of companies whose business processes are characterized by the permanent and integrated management of their economic, social and environmental aspects.

Other important acknowledgments of CPFL Energia’s achievements were its inclusion, for the sixth year, as a “Model Company” by the Guia Exame de Sustentabilidade 2008, and, for the seventh year, in the Guia Exame/Você S.A. list of the “Best Companies to Work For in Brazil”. The group was also well-positioned, for the second year, in the Carta Capital magazine survey of the most admired companies in Brazil.

Among the subsidiaries, CPFL Paulista did exceptionally well, winning the National Quality Award (PNQ) for the second year, the most important corporate excellence award in the country and one of the most respected in the world. This recognition ratified the five 2008 Abradee Awards conferred on the company, including the best distributor in Brazil with more than 400,000 consumers, and the 2008 Southeast IASC (Aneel Consumer Satisfaction Index) Award, in the same category. Another highlight was CPFL Jaguari, which at the beginning of the year received the 2007 IASC Brazil Award as the country’s best distribution concessionaire, following a survey of residential consumers of all the energy distributors.

For these reasons, CPFL Energia would like to thank its shareholders, clients, employees, suppliers, public authorities, regulatory agencies, social organizations and the communities in its concession areas for their support and confidence, reaffirming its commitment to generating value for its stakeholders and fully aware of its responsibility for contributing to Brazil's growth and development.

SHAREHOLDING STRUCTURE (Simplified)

CPFL Energia is a holding company with stock participation in other companies:

For further information on investments in subsidiaries, see Explanatory Note 1 to the Financial Statements.

2. Comments on the Conjecture

MACROECONOMIC ENVIRONMENT

Brazil’s economy experienced two highly distinct phases in 2008. Until September, as in the previous year and along with the other emerging market economies, it showed exceptionally robust growth, unlike the developed nations, which had been undergoing a severe slowdown since the end of 2007 following the collapse of the real estate bubble in the United States and various European countries. After September, when the crisis suddenly worsened, Brazil was also jeopardized, although this was much more due to the worldwide crisis of confidence than to those factors that had affected the country in previous international crises, related to uncertainties regarding the country’s public and foreign debt.

Thus 2009 is beginning with a series of major challenges, which will take some time to be overcome. However, the unprecedented solvency of Brazil’s economy (mainly thanks to the substantial foreign reserve cushion built up in recent years) has allowed the authorities to implement anti-cyclic economic policies for the first time in 35 years (interest rate reductions, the freeing of reserve requirements, increased public expenditure and tax cuts, among others). Consequently, the domestic downturn has a very good chance of being less severe and the resulting recovery more rapid than in the developed countries.

REGULATORY ENVIRONMENT

The year was marked by the tariff revision of the group’s distributors, which began in 2007. In addition, there were efforts to consolidate the prevailing regulatory framework, represented by the set of resolutions formulated by ANEEL, Brazil’s electricity sector regulatory agency. In this context, Public Hearing 052/07 was concluded, resulting in the publication of ANEEL Resolution 338/08, which addresses the general concepts, methodology and procedures applicable to the distributors’ 2nd tariff revision cycle, and is a refinement of ANEEL Resolution 234/06. The new methodology recognizes the investments needed for the incorporation of private networks, through calculation of the X Factor, thereby ensuring the tariff coverage required to regulate these assets. In the case of CPFL Energia, this measure will have a positive impact on the future revenues of its distributors, especially CPFL Paulista.

Also approved was ANEEL Resolution 345/08, addressing the Procedures for Electricity Distribution in the National Electricity System (PRODIST), which structures the relationship between distributors and other agents (consumer units and generators), connected to distribution systems, as well as the exchange of information between distributors and ANEEL.

Finally, Federal Decree 6353/08 was published, regulating the contracting of reserve power provided for in Law 10848/04, which addresses the commercialization of electric power, creating the conditions for ANEEL to establish a methodology for passing on these costs to consumption tariffs.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Second Periodic Tariff Revision

• April 2008

ANEEL published the provisional result of the second periodic tariff revision of the subsidiaries CPFL Paulista and RGE, valid as of April 8 and 19, 2008, respectively, as shown in the table below.

• October 2008

ANEEL changed the provisional result of the second periodic tariff revision (of 2007) of CPFL Piratininga, valid as of October 23, 2008, as shown in the table below.

• February 2009

ANEEL published the definitive result of the second periodic tariff revision of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as shown in the table below.

Indexes Previously Published, by ANEEL	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna				CPFL Paulista	RGE

			CPFL Leste	CPFL	CPFL Sul	CPFL
			Paulista	Jaguari	Paulista	Mococa
Term >>>>>>	10/23/2007	02/03/2008	02/03/2008	02/03/2008	02/03/2008	02/03/2008	04/08/2008	04/19/2008
Tariff Repositioning	-10.94%	-9.73%	-2.69%	-0.35%	-2.98%	-8.40%	-13.69%	-5.37%
Financial Components	0.83%	2.60%	1.04%	-1.23%	-0.58%	2.75%	0.08%	10.15%
Tariff Repositioning with Financial Components	-10.11%	-7.13%	-1.65%	-1.58%	-3.57%	-5.65%	-13.61%	4.77%

Indexes Changed by ANEEL	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna

			CPFL Leste	CPFL	CPFL Sul	CPFL
			Paulista	Jaguari	Paulista	Mococa
Date of Change >>>>>>	10/23/2008	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009
Tariff Repositioning	-11.76%	-17.05%	-3.22%	-3.79%	-4.73%	-10.41%

Annual Tariff Adjustment

• October 2008

ANEEL approved the Annual Tariff Adjustment Index (IRT) for CPFL Piratininga, valid as of October 23, 2008, as shown in the table below.

• February 2009

ANEEL approved the Annual Tariff Adjustment Index (IRT) of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, valid as of February 3, 2009, as shown in the table below.

Tariff Adjustment Index (IRT)	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna

			CPFL Leste	CPFL	CPFL Sul	CPFL
			Paulista	Jaguari	Paulista	Mococa
Term >>>>>>	10/23/2008	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009
Economic IRT	10.92%	10.69%	10.58%	11.01%	11.80%	10.52%
Financial Components	5.62%	13.40%	2.36%	0.35%	-0.16%	0.66%
Total IRT	16.54%	24.09%	12.94%	11.36%	11.64%	11.18%

Generation Segment

The generators energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual change in General Market Price Index (IGP-M).

3. Operating Performance

ENERGY SALES

Energy sales by distributors in the concession area went up by 5.5%, to 49,033 GWh (46,475 GWh in 2007). Sales to the captive market totaled 37,323 GWh and 11,710 GWh were billed through the Distribution System Usage Tariff (TUSD). Energy sold to free customers and via bilateral contracts amounted to 8,904 GWh.

The captive market highlights were the residential, industrial and commercial classes, which recorded respective growth of 8.2%, 4.7% and 6.5%, and jointly accounted for 81.5% of total consumption by the distributors’ captive consumers. Excluding the effect of the acquisition of CMS

Energy Brasil in 2007 (whose name was changed to CPFL Jaguariúna S.A.), the sales performance was as follows:

• Residential and Commercial Classes: increases of 6.9% and 5.4%, respectively. The performance of the commercial class benefited from the maintenance of the bulk of wages and credit availability at high levels. These effects, combined with the reduction in home appliance prices, pushed up residential consumption. Temperatures in the third quarter of 2008 (which were higher than in the same period last year) and the migration of rural class customers to the residential class also contributed to the consumption upturn;

• Industrial Class: increase of 2.3%, due to the big upturn in domestic market consumption, offset by the migration of captive customers to the free market, especially the so-called “special customers”, whose contracted demand is more than 500 kW and who are eligible to purchase energy from alternative generation sources, such as biomass and small hydroelectric power plants (PCHs). As of November, the variation was also affected by the international financial crisis.

For further details on electricity sales (in R$, GWh, by consumption class and number of consumers), see Explanatory Note 24 to the Financial Statements.

OPERATING PERFORMANCE IN THE DISTRIBUTION SEGMENT

CPFL Energia is permanently concerned with increasing the operating efficiency and improving the service quality of the group’s distributors. To achieve this, the company encourages better operating practices and invests in electricity system automation and modernization, preventive and corrective maintenance programs, customer and network service logistics, and in improvements to auxiliary infrastructure.

These initiatives are reflected in the quality of the distributors’ operating efficiency and service quality indicators, as well as in their customer satisfaction indexes.

Customer Service

CPFL Energia’s distributors provide rapid and reliable customer service channels, ensuring ease of access and comfort for its clients. In order to do so, it maintains a diversified service structure, geared to the specific characteristics of each type of client, comprising call centers, customer service outlets, online service outlets and account managers. All in all, these channels registered 19.8 million consultations in 2008.

In 2008, the CPFL Energia group implemented new programs to improve service quality and strengthen customer relations. Particularly worth mentioning is Ligado no Cliente, a program implemented in CPFL Paulista and CPFL Piratininga which aims to ensure outstanding customer relations by continuously improving operational quality and providing services that are specifically geared to the characteristics, interests and expectations of each consumer class. It also includes pre- and after-service activities, the restructuring of online service outlets and the introduction of new customer relations and communications practices. The program will be gradually extended to the other group distributors.

Energy Supply Quality

Energy supply quality is one of the main pillars of the operational efficiency strategy of the group’s distributors, who operate in complex and demanding markets. The table below shows the distributors’ results according to the main energy supply quality and reliability indicators. The FEC ratio measures the average number of interruptions per consumer per year, while the DEC ratio measures the average duration, in hours, of interruptions per consumer per year. CPFL Piratininga and CPFL Paulista retained their privileged position among the country’s major distributors and CPFL Jaguari and CPFL Santa Cruz, both incorporated into the group in recent years, also did very well. Also worth noting is Rio Grande Energia (RGE), whose DEC and FEC ratios decreased by 9.5% and 11.3%, respectively, over 2007, chiefly due to investments in modernization and in predictive and preventive maintenance programs for the electricity system.

DISTRIBUTORS - FEC / DEC - 2008

Company	CPFL	CPFL	CPFL	CPFL Santa	CPFL Sul	CPFL	CPFL Leste	RGE
Indicator	Piratininga	Jaguari	Paulista	Cruz	Paulista	Mococa	Paulista

FEC	5.36	5.40	5.87	6.93	7.10	7.25	8.85	9.67

DEC	6.54	7.24	6.85	5.66	8.13	7.66	8.73	15.43

The consolidation of energy supply quality indicators of the group’s eight distributors underlines the efforts to improve the quality and reliability of electricity supply to more than 6.4 million customers. The distributor’s consolidated FEC ratio fell from 6.92 to 6.54, a 5.5% reduction, while the DEC ratio declined by 5.1%, from 8.84 to 8.39.

Commercial Losses

The group’s eight distributors have developed an ongoing operation to combat commercial losses in their respective areas of activity, mainly by monitoring consumption units, verifying and replacing obsolete or damaged meters and conducting educational campaigns. In 2008, these initiatives resulted in the recovery of 416 GWh, equivalent to revenue of R$ 136 million.

Payment Delinquency

The group’s distributors have continued to collect debts from delinquent customers. The weighted average delinquency index in this segment came to 1.36%, 7% down on the 1.49% recorded in 2007.

Universality of Service

Markets of CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa is already universalized. RGE connected 6,154 new customers through the Universalization/Light for All programs, achieving 100% of its universal coverage target.

OPERATING PERFORMANCE IN THE GENERATION SEGMENT

In the generation segment, which is essential for CPFL Energia’s business diversification strategy, we concluded construction of the Castro Alves Hydroelectric Plant (130 MW) and the first turbine of the 14 de Julho Hydroelectric Plant (representing 50% of the plant’s 100 MW installed capacity) began operations, raising the group’s installed capacity to 1,704 MW and assured energy to 862 average-MW. Construction of the 855 MW Foz do Chapecó Hydroelectric Plant moved ahead on schedule. This plant is scheduled to begin operations in the last quarter of 2010, when the group’s generation installed capacity should reach 2,202 MW, with assured energy of 1,092 average-MW. The repowering of the Capão Preto and Chibarro small hydroelectric power plants (PCHs) were also concluded.

The turbine availability indices in 2008 were: 95% for the Serra da Mesa Hydroelectric Plant, 96% for the small hydroelectric power plants (PCHs), 92% for the Monte Claro Hydroelectric Plant, 96% for the Barra Grande Hydroelectric Plant, 95% for the Campos Novos Hydroelectric Plant and 91% for the Castro Alves Hydroelectric Plant. The first turbine of the 14 de Julho Hydroelectric Plant began operations in December 2008.

4. Economic-Financial Performance

Management comments on the economic-financial performance and operating results should be read in conjunction with the audited financial statements and explanatory notes.

Operating Revenue

Gross operating revenue totaled R$ 14,372 million, 1.2% (R$ 165 million) up on 2007.

The main factors contributing to this improvement were:

i) A 5.5% increase in concession area energy sales;

ii) The 4.77% increase in RGE’s second periodic tariff revision provisional index, valid as of April 2008, as mentioned previously in the “Electricity Tariffs and Prices” section;

iii) Realization of the RTE and Free Energy (R$ 295 million) in 2007, which was treated as amortization of parcel A as of January 2008 and consequently booked under deductions from operating revenue, cost of electric power and operating costs and expenses;

iv) A R$ 265 million increase in electric power supply revenue, mainly due to performance of the commercialization companies.

However, these factors were partially offset by the distributors’ provisional second tariff revision:

i) CPFL Piratininga (-10.11%), effective as of October 2007;

ii) CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), effective as of February 2008;

iii) CPFL Paulista (-13.61%), effective as of April 2008;

iv) The R$ 189 million downturn in other revenue, primarily due to the write-off of free energy in 2007.

Operating Cash Generation — EBITDA

Operating cash generation, measured by EBITDA, totaled R$ 2,808 million in 2008, 16.1% (R$ 537 million) down on 2007, chiefly due to the 19.7% increase in the cost of electric power (R$ 936 million), in turn caused by: (i) the 2.4% upturn in purchased quantity of energy; (ii) price adjustments by the generators; (iii) overcontracting adjustment (R$ 120 million); (iv) the amortization of Parcel A (R$ 163 million); and (v) the booking of the amount to be passed on to CTEEP (R$ 98 million).

This was partially offset by: (i) the 3.1% increase in net revenue (R$ 296 million); and (ii) the 8.2% reduction in operating costs and expenses (R$ 108 million), excluding expenses related to the private pension fund, and depreciation and amortization, reflecting the write-off of free energy (R$ 189 million) in 2007, partially offset by the R$ 75 million increase in personnel expenses.

EBITDA is a non-accounting measurement calculated by Management as the sum of net income, taxes, financial result, depreciation/amortization and private pension fund.

Net Income

CPFL Energia posted a 2008 net income of R$ 1,276 million, 22.2% (R$ 365 million) down on 2007, chiefly due to the 16.1% reduction in EBITDA, partially offset by the 23.0% (R$ 190 million) reduction in income tax and social contribution.

Net income per share was R$ 2.66.

Dividends

The Board proposed the payment of R$ 1,208 million in dividends, equivalent to 95% of annual net income, at R$ 2.516469355 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in the dividend policy.

Excluding the R$ 602 million paid in the first half of 2008, the amount to be effectively paid is R$ 606 million, equivalent to R$ 1.262952547 per share.

Indebtedness

CPFL Energia closed 2008 with indebtedness, comprising financial debt and derivatives (asset/liability), of R$ 6,793 million, growth of 5.7% . The main contributing factors to the variation in indebtedness were:

• CPFL Geração and Generation Projects: funding, net of amortizations (BNDES and other financial institutions), totaling R$ 189 million, with the following highlights:

(i) Funding, net of amortizations, obtained by Foz do Chapecó (R$ 113 million) and Ceran (R$ 55 million);

(ii) Funding, net of amortizations, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração, totaling R$ 276 million;

(iii) Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 154 million).

• CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE: amortizations, net of funding (BNDES and other financial institutions), totaling R$ 41 million, with the following highlights:

(i) RGE’s R$ 380 million debenture issue and CPFL Piratininga’s R$ 100 million debentures issue, for debt rollover;

(ii) Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 199 million;

(iii) Amortization of working capital funding by RGE, totaling R$ 175 million;

(iv) Amortizations, net of funding, of BNDES financing for CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 29 million.

• Foreign exchange variation on foreign-currency debt, net of the variation in the derivative balance, in the amount of R$ 45 million.

For further information on indebtedness, see Explanatory Notes 16 and 17 to the Financial Statements.

5. Investments

In line with the group’s strategy of expanding its business and increasing its Brazilian electric energy market share, CPFL Energia invested R$ 1,178 million in 2008. Of this total, R$ 875 million went to business expansion, including the construction of hydroelectric plants, the repowering of small hydroelectric power plants, and the expansion and strengthening of the electricity system to keep pace with the substantial growth of the distribution market. We also invested R$ 292 million in improvements to the electricity system, operational logistics, operational support systems and infrastructure in the various business segments. The commercialization and value-added service segment absorbed R$11 million.

Distribution

Investments totaled R$ 665 million, R$ 373 million of which went to expanding and strengthening the electricity system to meet market demand in terms of energy sales and customer numbers recorded by the group’s eight distributors. A further R$ 292 million went towards electricity system improvements and maintenance, operational infrastructure, the upgrading of managerial and operational support systems, customer services and research and development programs, among others.

Generation

An investment, in the amount of R$ 502 million, was concentrated on projects under construction: Ceran Complex (Castro Alves and 14 de Julho Hydroelectric Plants), the Foz do Chapecó Hydroelectric Plant and the repowering of the small hydroelectric power plants Capão Preto and Chibarro.

6. Corporate Governance

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the São Paulo Stock Exchange and its Level III ADRs are traded on the New York Stock Exchange. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Company’s Board of Directors and Board of Executive Officers is to protect and value CPFL Energia’s assets, pursuant to the Bylaws, representing the interests of the shareholders and other agents with whom the Company interacts.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. The Board is composed of one independent member and six members nominated by the controlling shareholders with a one-year term of office, re-election being permitted. It normally meets once a month but may be convened whenever necessary. It also elects a Chairman and Vice-Chairman from among its members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three permanent committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC).

The Fiscal Council members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors.

The Board of Executive Officers comprises seven executive officers with a two-year term and the possibility of re-election.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the other statutory officers. All the officers also occupy executive positions in the subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company. The names of the members of the Board of Directors, Committees, Fiscal Council and Board of Executive Officers are available on the Company’s website at www.cpfl.com.br/ir.

Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the São Paulo Stock Exchange’s Market Arbitration Chamber, pursuant to the article 44 of the Company’s Bylaws.

2008 Highlights

  Adoption of the Shareholders’ Meeting Participation Manual;
  Awarded a corporate governance AA+ rating by Austin Rating;
  Elected as the company with best corporate governance in Latin America by LatinFinance Magazine and the consulting firm, Management & Excellence;
  First Brazilian company to receive the Client Leadership Award from the International Finance Corporation (IFC);
  Participated as a member of the Companies Circle in the Latin American Corporate Governance Roundtable held by the OECD, the IFC and the World Bank in Mexico City;
  Created the position of Vice-President of Administration;
  Created the Risk Department, subordinate to the CEO.

7. The Stock Market

CPFL Energia’s current free float comprises 28.2% of its total capital stock and its shares are traded on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

In 2008, CPFL Energia’s shares depreciated by 3.4% on the BM&FBovespa and 25.6% on the NYSE, closing the year at R$ 30.15 per share and US$ 39.07 per ADR, respectively.

Daily traded volume averaged R$ 36 million (R$ 17.2 million of which on the BM&FBovespa and R$ 18.8 million on the NYSE), 10.4% up on 2007. The average number of trades on the BM&FBovespa increased by 24.3%, from 738 per day in 2007, to 918 in 2008.

8. Sustainability and Corporate Responsibility

CPFL Energia has developed a permanent program to manage the impact of its operations on its neighboring communities through the constant management of the economic, environmental and social risks inherent to its businesses. The aim is to create value in a balanced and sustainable manner for all the Company’s stakeholders. For further information see www.cpfl.com.br/sustentabilidade.

Ethical Management and Development System

The Ethical Management and Development System comprises a set of management tools designed to diagnose, prevent, monitor, evaluate, reformulate and improve individual and corporate activities in order to ensure that all the Company’s interactions with its stakeholders are governed by the highest ethical principles. The initiatives in 2008 included: training seminars for members of the Ethics Committee; Ethics Network training seminars for employees; conclusion of the Ethical Strengths and Weaknesses Report; and the launch of the Ethics Network (Ética em Rede) website (www.cpfl.com.br/etica). At the beginning of 2009, we plan to implement the Ethical Management and Development System in CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa.

Corporate Excellence Management

CPFL Energia encourages its subsidiaries to adopt an Integrated Management System (SGI) based on the Management Excellence Model® (MEG), of the National Quality Foundation (FNQ). This system standardizes and certifies the main working processes in four areas: Quality Management (ISO 9001), Environmental Management (ISO 14001), Occupational Health and Safety Management (OHSAS 18001) and Social Responsibility Management (SA 8000). System compliance is constantly monitored through periodic audits by external certification agencies. The SGI has already been fully implemented in CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.

Another annual highlight was the expansion of the Six Sigma Strategy in CPFL Paulista, CPFL Piratininga, CPFL Brasil and CPFL Geração, and the beginning of its implementation in RGE, CPFL Santa Cruz and CPFL Jaguari. This methodology allows us to identify opportunities for improvement and loss reductions in working processes.

In addition, CPFL Paulista, which had been the first energy company to win the National Quality Award in 2005, won the award again in 2008, an unprecedented event in Brazil’s power industry. This achievement ratified the five awards it received from the Brazilian Association of Energy Distributors – Abradee, in 2008 (for further information see “Awards and Recognition” section). RGE also won the Golden Trophy awarded by the PGQP – Rio Grande do Sul Quality and Productivity Program.

Customer Relations Management

CPFL Energia group distributors maintain specific programs to ensure that their relations with customers are based on trust and credibility. In order to achieve this, in addition to responding rapidly and effectively to requests and complaints, the companies have developed direct communication initiatives aimed at informing customers of their rights, educating them on the rational and safe use of electricity and making them aware of the customer service access channels, as well as participating in public interest campaigns through messages on electricity bills. All CPFL Energia distributors also maintain Consumer Councils to assess service quality and carry out periodic customer surveys to identify opportunities for improvement.

At the beginning of 2008, CPFL Jaguari was granted the IASC Brasil Award for having the highest customer satisfaction index rating among all Brazil’s distributers, according to an ANEEL survey in 2007. In addition, CPFL Paulista won the IASC Award – Southeast Region – 2008 following another ANEEL survey in the current year, with a customer satisfaction rating of 73.76% . CPFL Piratininga (66.52%), RGE (65.97%), CPFL Jaguari (74.41%), CPFL Leste Paulista (73.92%) and CPFL Mococa (78.00%) also came out well in the survey, scoring well above the national average of 62.62% .

Human Resources Management

CPFL Energia closed the year with 7,119 employees (7,176 in 2007) and an average turnover rate of 12.93% . Duration of employment averaged 11 years and the average age of the workforce was 38.

Throughout the year, the group companies maintained differentiated human resources management and training programs, focusing on the development of strategic business skills, leadership succession, increased productivity and occupational health and safety.

The number of training hours per employee averaged 91.8, higher than the benchmark figure of 83 hours per employee defined by Sextante Survey – 2008.

The main highlight was the launch of the CPFL Corporate University, marking a decisive step towards aligning human resources development programs with knowledge management and the consolidation of a solid organizational culture, underpinned by corporate excellence and operational efficiency criteria and the creation of value for the Company’s stakeholders. The Corporate University will facilitate the development of those skills that are essential for improving service quality in line with the Company’s strategies and objectives.

Community Relations

CPFL Energia’s 2008 community development initiatives included:

• CPFL Cultura: this program uses artistic and cultural presentations, lectures and debates as a means of disseminating culture and knowledge to help develop the Company’s neighboring communities. Admission is free and the contents are made available to the entire country via the internet and programs on TV Cultura, a São Paulo-based television channel. In 2008, activities that used to be limited to Campinas (CPFL Cultura) were extended to other cities, including Ribeirão Preto, Bauru, Sorocaba, Santos, São Paulo and Caxias do Sul. CPFL Cultura’s activities are mainly funded by fiscal incentives.

• CPFL Charity Hospital Revitalization Program: this initiative is designed to improve the standard of treatment provided by charity hospitals to underprivileged members of the population in CPFL’s operational areas. The program also offers management techniques and technology based on the Management Excellence Model (MEG), developed by the National Quality Foundation (FNQ) to hospital administrators and employees and encourages the creation of hospital networks, social mobilization, and volunteer work, as well as developing energy efficiency projects. In 2008, the Program was extended to 90 hospitals in 81 municipalities in the Araraquara, Araçatuba, Piraju, Baixada Santista, Bauru, Ribeirão Preto and Sorocaba regions.

• Municipal Council for Children’s and Teenager’s Rights (CMDCA) Support Program: In 2008, CPFL Energia companies donated around R$ 2.5 million to 226 projects run by children and teenager care organizations in 126 municipalities. The donations were funded by fiscal incentives, in accordance with the law.

Influence and Leadership in the Value Chain

Since 2003, CPFL has been running the Value Network Program, a forum for the Company’s suppliers aimed at encouraging and disseminating sustainable development in the supply chain. The 7th Suppliers Meeting was held in 2008, as were eight smaller meetings, giving important CPFL suppliers an opportunity to disseminate the concept to their fellow-suppliers.

The Company also held the second edition of the CPFL Added Value Award, designed to encourage the adoption of best corporate practices by recognizing the most outstanding companies among the group’s suppliers. This year saw the inclusion of the service provider category, which is evaluated on a monthly basis by the operational areas.

The Company also continued with the Tear Program, developed in association with the Multilateral Investment Fund (Fumin), from the IDB, and the Ethos Institute, also aimed at disseminating good sustainability practices in the business chain, including suppliers and customers. CPFL is an anchor-company of the Program in the energy sector. In 2008, the 3rd National Seminar, 4th Regional Seminar and eight other local meetings with 200 participants were held involving supplier and customer representatives.

Corporate Commitments

CPFL Energia is a signatory to the following commitments: the Global Compact; Clean Company - Pact for Integrity and Against Corruption; the Millennium Development Goals; On the Right Track – Corporate Pact against the Sexual Exploitation of Children and Teenager on Roadways; and the Abrinq Foundation’s Child Friendly Program.

In 2008, CPFL Energia signed up to Caring for Climate, a voluntary action platform linked to the UN's Global Compact aimed at combating climate change.

The Company was invited to the 1st Caring for Climate meeting held by the UN in Geneva, where it presented its programs and initiatives for mitigating the impact of global warming.

CPFL Energia also took over the coordination of the Human Rights Commission and promoted the 1st Meeting of the Environment Commission, both of which are part of the Global Compact.

Management of Environmental Impacts – Sustainable Energy Projects

All the CPFL Energia group companies maintain projects to maximize the efficient use of energy and mitigate the socio-environmental impact of their activities, thereby contributing to sustainable development and reducing the emission of greenhouse gases.

Energy Generation:

Small Hydroelectric Power Plants - PCHs

• Clean Development Mechanism – CDM/ Small Hydroelectric Power Plants Repowering Program: aimed at increasing installed capacity without expanding flooded areas, CPFL Energia developed a CDM project involving six PCHs, which permitted the trading of CO2 e Emissions Reduction Certificates (CERs). In 2008, 37,583 CERs were sold for the period between 2003 and 2007, generating gross revenue of €507,000.

• Control of Aquatic Plants: developed for the reservoir of the Americana Hydroelectric Plant and resulting in the removal of 27,860 m³ of material in 2008 (equivalent to 44.2 hectares).

• Environmental Education: the School Nature Boat Association Project, sponsored by CPFL, attracted over 48,000 visitors during the year.

• Fisheries Conservation Program: 270,000 curimbatá and lambaris fish spawn were released into the rivers and reservoirs of the hydrographic basins in the Company’s operational areas.

Cia Energética Rio das Antas-Ceran (Monte Claro, Castro Alves and 14 de Julho Hydroelectric Plants)

• Clean Development Mechanism – CDM/ Cia. Energética Rio das Antas-Ceran: in the world’s first carbon credit trade from a run-of-river plant, CPFL sold 254,000 CERs from the output of the Monte Carlo Hydroelectric Plant between 2005 and 2007, generating gross revenue of €3.7 million. Ceran also obtained operational licenses for the Castro Alves and 14 de Julho Hydroelectric Plants.

Baesa – Energética Barra Grande (Barra Grande Hydroelectric Plant)

• Socio-environmental programs: Baesa continued with its program for improving and adapting infrastructure in municipalities within the plant’s sphere of influence, inaugurating a series of community benefits. The company also acquired 1,500 ha of land in the São Joaquim National Park related to environmental compensation.

Enercan – Campos Novos Energia (Campos Novos Hydroelectric Plant)

• Socio-environmental Programs: In 2008, Enercan continued with the Rural Development Fund, financing agribusiness collectives in four municipalities within the plant’s sphere of influence. The Fund has already received its first repayments, enabling it to finance new projects.

Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Plant)

• Foz do Chapecó Energia initiated the New Route Program, designed to create jobs and income for families that are not part of the company’s resettlement programs, but who are connected in some way to the properties affected by the undertaking. Nine centers were created in order to maintain close relations with the affected population, where families have easy access to information on the project and where they can register complaints and resolve problems regarding their individual situations.

Serra da Mesa Hydroelectric Plant

• Two horticulture and aquaculture projects were initiated in the municipality of Minaçu, by the North and Northeast Goiás Development Fund, a joint initiative involving the IDB, the Ministry of Mines and Energy, Furnas, Tractebel Energia and the Brazilian Small Business Support Service (Sebrae/GO).

Energy Distribution:

CPFL Paulista and CPFL Piratininga

• R&D Projects that generate environmental benefits by eliminating, reducing or treating waste, saving energy and increasing energy efficiency.

- CPFL Paulista and CPFL Piratininga continued with their Energy Network and Vegetation project and their Gasifier project to generate electric power from various types of biomass residue.

- CPFL Piratininga acquired a further 250 Green Transformer® units for installation in its distribution network. The advantages of this type of transformer include the reduced environment impact of its insulating oil and the longer working life of the equipment.

• Urban Tree Planting Program: approximately 90,000 seedlings were donated to the surrounding municipalities.

• Maintenance of ISO 14001:04 Environmental Certification: the certification was granted to both distributors for the scope “Co-existence of the Urban Electric Energy Distribution Grid and the Environment”.

• Reverse Supply Chain: an ongoing project that permits the re-use of obsolete materials and equipment from the distribution and transmission networks.

• The distributors also maintained their Selective Garbage Collection and Hazardous Waste Management and Disposal programs.

CPFL Sul Paulista and CPFL Jaguari

• Urban Tree Planting Program: approximately 1,000 seedlings were donated to the surrounding municipalities.

Rio Grande Energia

• ISO 14.001 Certification: the company not only maintained its distribution network certification, but also obtained expansion in the scope of energy sub transmission, receiving certification for 16 substations and 14 transmission lines.

• Transformer Storage Improvement Program: created to improve the areas where distribution transformers are stored, allowing greater control over equipment oil leakage.

• Riverbank Revitalization Project: in association with other companies, the company donated materials for the construction of fences and the planting of seedlings alongside rivers, leading to the recovery of 924,000 m² of degraded areas. This project has been in place since 2006 and has already helped to recover an area of 3,214,000 m².

• Substation Program: In 2008 three substations received systems to control oil spillage comprising special concrete containers to retain any accidental leakage.

Recognition and Awards

CPFL Energia group companies received numerous awards in recognition of their performance in the management, operational and service quality areas, including:

CPFL ENERGIA

• Client Leadership Award 2008 – International Finance Corporation (IFC) – for Innovation, Social Commitment and Operational Excellence.

• Best Corporate Governance Company in Latin America, from Latin Finance Magazine and the consulting firm, Management & Excellence.

• Carta Capital 2008/TNS InterScience – Most admired company in Brazil in the “Electric Power Supplier” category.

• Guia Exame of Sustainability 2008 – Model Company for the sixth year.

• Guia Exame/Você SA – Best Companies to Work For – Best company in the Strategy and Management category, for the seventh year.

• 2008 Annual Balance – Gazeta Mercantil – Best company in the electric power sector.

• Expo Money Awards 2008 – Honorable Mention - Respect for the Individual Investor.

• Gestão & RH Editora – Among the 100 Companies with the Best Organizational Human Development Index (IDHO) and singled out for Sustainability and Corporate Government Practices.

• Brazil Intangibles Award – Presença Internacional do Brasil Magazine – PIB 2008 – Asset Corporate Governance Category.

• Master Sugarcane Brazil Award – 2008 – Grupo Procana - Brand Breakthrough 2008 category | Management and Sales in Services category.

• 13th National Quality of Life Award (PNQV) – Brazilian Quality of Life Association (ABQV) – Innovation category – Quality of Life Portal.

DISTRIBUTORS

• CPFL Paulista

o National Quality Award® – PNQ 2008, from the National Quality Foundation (FNQ)

o Abradee 2008 Awards – Brazilian Association of Electric Power Distributors:

- Best Distribution Company in Brazil;

- Management Quality – National;

- Economic-Financial Management – National;

- Operational Management – National;

- Social Responsibility – National.

o IASC 2008 Award from the National Electricity Agency - ANEEL

- Best Electric Power Distributor – Southeast Region – more than 400,000 consumption units.

o Eloy Chaves Medal for Work Safety – Silver Trophy – Electric Power Distributors with over 2000 employees category – evaluated by the Brazilian Electricity Concessionaries Association (ABCE).

o 18th FGV Corporate Excellence Award – Highest ROE in 2007.

o 2008 Electricity Award – Eletricidade Moderna Magazine:

- Best Electric Power Distributor in Brazil – National - State Companies;

– Widest State Coverage;

- Best Operating Performance – National;

- Best Electric Power Distributor – Southeast Region.

• RGE

o Rio Grande do Sul Quality and Productivity Program Award 2008 – Gold Trophy.

o Ecology Expression Award – Expressão Magazine – Recovery of Degraded Areas and Pollution Control categories – Private Sector.

o 2008 Electricity Award – Eletricidade Moderna Magazine:

– Best Commercial Performance – National;

– Best Evolution – South Region.

• CPFL Santa Cruz

o Eloy Chaves Medal for Work Safety – Gold Trophy – Electric Power Distributors with between 501 and 2000 employees – evaluated by the ABCE.

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety and Top Management Award in the Bronze category.

• CPFL Jaguari

o Eloy Chaves Medal for Work Safety – Bronze Trophy – Electric Power Distributors with up to 500 employees – evaluated by the ABCE.

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety.

o 2008 Electricity Award – Eletricidade Moderna Magazine:

– Best Electric Power Distributor – National – Small companies, with less than 40,000 consumers.

• CPFL Leste Paulista

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety.

o 2008 Electricity Award – Eletricidade Moderna Magazine:

– Best Performance in Engineering – Medium-sized companies, with more than 40,000 consumers.

• CPFL Sul Paulista

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety.

• CPFL Mococa

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety.

o 2008 Electricity Award – Eletricidade Moderna Magazine:

– Best Performance in Engineering – National – Small Companies, with less than 40,000 consumers.

GENERATORS

• CPFL Geração

o Brazilian Safety Agency (ABS) Award – for Occupational Health and Safety and Top Management Award in the Silver category.

o Coge Foundation Award – for Environmental Actions – Environmental Management of the Americana Reservoir.

• Enercan (Campos Novos Energia)

– Coge Foundation Award

– Occupational Health and Safety Management category – Safe Community Program.

– Social Responsibility Activities category – Rural Development Fund Program.

• Baesa (Energética Barra Grande)

o 2008 Child Friendly Corporate Award – Respect for Children and Teenagers.

o Excellence in Sustainable Management 2008 – Corporate Management and Sustainability.

o 2008 Fritz Müller Award – Environment Foundation – State of Santa Catarina

- Baesa Sustainability Program.

- Citizen Company Award – Santa Catarina, for the 2nd consecutive year.

o 2008 Sesi Work Quality Award – Corporate Management and Social Responsibility.

COMMERCIALIZATION COMPANIES

• CPFL Brasil

o 18th FGV Corporate Excellence Award – Highest ROA in 2007.

• CPFL Serviços

o Excellent Performance during the 2008 Stoppage – São Paulo State Pulp and Paper Consortium (Concapel) - Best Services Rendered.

HIGHLIGHTS

• 2008 Executive Value Award – Valor Econômico Newspaper.

• Ibef 2008 Award.

• “The 10 most Admired Human Resources Areas - Brazil 2008” Award.

• 11th Top of Mind in Human Resources 2008.

9. Independent Auditors

KPMG Auditores Independentes were hired by CPFL Energia to provide external auditing services relative to the examination of the Company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide any non-auditing-related services whose fees were more than 5% of its total auditing fees.

10. Closing Acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2008. We would like to offer a special thank you to our employees for their skill, diligence and commitment to achieving the established objectives and targets.

Management
For further information on the performance of this or any other CPFL group company, please visit our website at www.cpfl.com.br/ir.

Annual Social Report / 2008 (*)

Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	2008 Value (R$ 000)			2007 Value (R$ 000)
Net Revenues (NR)	9.705.808			9.409.535

Operating Result (OR)	1.921.699			2.472.409

Gross Payroll (GP)	444.446			392.246
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	35.371	7,96%	0,36%	30.228	7,70%	0,31%

Mandatory payroll taxes	117.929	26,53%	1,22%	104.345	26,60%	1,11%

Private pension plan	25.159	5,66%	0,26%	21.640	5,52%	0,23%

Health	29.593	6,66%	0,30%	25.284	6,45%	0,27%

Occupational safety and health	2.964	0,67%	0,03%	3.025	0,77%	0,03%

Education	2.157	0,49%	0,02%	2.523	0,64%	0,03%

Culture	0	0,00%	0,00%	0	0,00%	0,00%

Trainning and professional development	9.333	2,10%	0,10%	7.712	1,97%	0,08%

Day-care / allowance	958	0,22%	0,01%	778	0,20%	0,01%

Profit / income sharing	34.091	7,67%	0,35%	28.073	7,16%	0,30%

Others	6.020	1,35%	0,06%	6.288	1,60%	0,07%

Total - internal social indicators	263.574	59,30%	2,72%	229.896	58,61%	2,44%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	1.870	0,10%	0,02%	12	0,00%	0,00%

Culture	10.847	0,56%	0,11%	13.949	0,56%	0,15%

Health and sanitation	982	0,05%	0,01%	686	0,03%	0,01%

Sport	1.213	0,06%	0,01%	10	0,00%	0,00%

War on hunger and malnutrition	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%

Others	2.420	0,13%	0,02%	2.293	0,09%	0,02%

Total contributions to society	17.332	0,90%	0,18%	16.950	0,69%	0,18%

Taxes (excluding payroll taxes)	4.598.530	239,30%	47,38%	5.009.472	202,62%	53,24%

Total - external social indicators	4.615.862	240,20%	47,56%	5.026.422	203,30%	53,42%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	126.362	6,58%	1,30%	50.524	2,04%	0,54%

Investments in external programs and/or projects	44.425	2,31%	0,46%	12.150	0,49%	0,13%

Total environmental investments	170.787	8,89%	1,76%	62.674	2,53%	0,67%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use ofnatural resources, the company	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%		( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%
5 - Staff Indicators	2008			2007
Nº of employees at the end of period	7.119			7.176

Nº of employees hired during the period	944			820

Nº of outsourced employees	4.730			5.414

Nº of interns	185			158

Nº of employees above 45 years age	1.661			1.838

Nº of women working at the company	1.208			1.172

% of management position occupied by women	10,14%			8,67%

Nº of Afro-Brazilian employees working at the company	678			554

% of management position occupied by Afro-Brazilian employees	0,61%			1,02%

Nº of employees with disabilities	298			196
6 - Relevant information regarding the exercise of corporate citizenship	2008			2007 Targets
Ratio of the highest to the lowest compensation at company	80,09			80,67

Total number of work-related accidents	76			90

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees

Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT

The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required

Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates

Total number of customer complaints and criticisms:	in the company 857,013	in Procon 1,888	in the Courts 2.127	in the company 783,288	in Procon 1,838	in the Courts 2.459

% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 56.93%	in the company 100%	in Procon 100%	in the Courts 45.42%

Total value-added to distribute (R$ 000):	In 2008:	7,381,858		In 2007:	8,001,533

Value-Added Distribution (VAD):	64.44% government	5.64% employees		65.39% government	9.20% employees
	16.36% shareholders	12.64% third parties		19.51% shareholders	8.61% third parties
	0.92% retained			0.99% retained
7 - Other Information

6 - Significant information on the exercising of corporate citizenship

The Company performed adjustments in Value-Added Distribution (VAD) in 2007 in order to attend the Law 11.638/07 (Revenue related to the Construction of Own Assets)

Consolidated informations

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$)

ASSETS	2008	2007

CURRENT ASSETS
Cash and cash equivalents (note 4)	737,847	1,106,308
Financial investments (note 5)	38,249	35,039
Accounts receivable (note 6)	1,721,028	1,817,788
Allowance for doubtful accounts (note 7)	(82,462)	(95,639)
Recoverable taxes (note 8)	174,294	181,754
Materials and supplies	15,594	14,812
Deferred cost variations (note 3)	638,229	532,449
Prepaid expenses (note 9)	101,882	202,721
Derivatives (note 31)	36,520	995
Deferred taxes (note 10)	220,144	168,485
Other (note 11)	110,793	111,352

	3,712,118	4,076,064

NONCURRENT ASSETS
Accounts receivable (note 6)	286,144	215,014
Escrow deposits (note 20)	599,973	498,044
Financial investments (note 5)	96,786	97,521
Recoverable taxes (note 8)	101,948	99,947
Deferred cost variations (note 3)	157,435	205,894
Prepaid expenses (note 9)	99,210	43,111
Derivatives (note 31)	396,875	-
Deferred taxes (note 10)	1,132,736	1,166,208
Other credits (note 11)	221,330	231,820
Property, plant and equipment (note 12)	6,614,347	5,983,806
Intangible assets (note 13)	2,700,136	2,855,925
Other	124,134	124,647

	12,531,054	11,521,937

TOTAL ASSETS	16,243,172	15,598,001

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2008	2007

CURRENT LIABILITIES
Suppliers (note 14)	982,344	867,954
Taxes and payroll charges payable (note 19)	464,339	604,102
Dividends and interest on shareholders’ equity	632,087	743,628
Accrued interest on loans and financing (note 15)	29,081	59,135
Accrued interest on debentures (note 16)	102,112	71,524
Post-retirement benefit obligation (note 17)	44,088	64,484
Regulatory charges (note 18)	94,054	68,696
Loans and financing (note 15)	523,167	862,156
Debentures (note 16)	580,076	154,617
Accrued liabilities	46,244	43,987
Deferred gain variations (note 3)	165,871	230,038
Derivatives (note 31)	53,443	18,541
Reserve for contingencies (note 20)	15	765
Other (note 21)	524,898	427,723

	4,241,819	4,217,350

NONCURRENT LIABILITIES
Suppliers (note 14)	85,311	223
Accrued interest on loans and financing (note 15)	74,104	26,057
Loans and financing (note 15)	3,836,882	2,859,379
Debentures (note 16)	2,026,890	2,208,472
Post-retirement benefit obligation (note 17)	508,194	656,040
Taxes and social contribution payable (note 19)	6,445	16,529
Reserve for contingencies (note 20)	107,642	116,412
Deferred gain variations (note 3)	40,779	68,389
Derivatives (note 31)	961	171,013
Other (note 21)	207,194	219,492

	6,894,402	6,342,006

MINORITY INTEREST	88,332	88,129
SHAREHOLDERS’ EQUITY (note 22)
Common stock (without par value, 2008 and 2007 - 479,910,938 shares issued and outstanding)	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	277,428	213,643
Accumulated deficit	-	(4,318)

	5,018,619	4,950,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,243,172	15,598,001

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$, except for share and per share amounts)

	2008	2007

OPERATING REVENUES (note 23)
Electricity sales to final consumers	12,294,614	12,355,216
Electricity sales to wholesalers	948,339	682,942
Other revenues	1,128,960	1,169,226

	14,371,913	14,207,384

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(48,446)	(52,250)
ICMS (state VAT)	(2,440,661)	(2,477,084)
COFINS/PIS (taxes on revenue)	(1,307,592)	(1,347,865)
ISS (service tax)	(2,971)	(1,749)
Fuel Consumption Account – CCC	(365,447)	(425,860)
Energy Development Account – CDE	(408,979)	(398,427)
Research and development and energy efficient	(92,008)	(94,565)
Emergency charges (ECE/EAEE)	(1)	(49)

	(4,666,105)	(4,797,849)

NET OPERATING REVENUES	9,705,808	9,409,535

OPERATING COSTS
Electricity purchased for resale (note 24)	(4,787,672)	(4,052,280)
Electricity network usage charges (note 24)	(903,788)	(702,781)
Personnel	(298,725)	(263,169)
Post-retirement benefit obligation (note 17)	84,151	46,887
Materials	(51,660)	(49,664)
Outside services	(135,121)	(134,045)
Depreciation and amortization	(339,809)	(341,492)
Services cost rendered to third parties	(7,457)	(6,441)
Other	(53,028)	(35,961)

	(6,493,109)	(5,538,946)

OPERATING EXPENSES (note 25)
Sales and marketing	(246,461)	(428,053)
General and administrative	(385,172)	(353,904)
Amortization of intangible asset of concession	(192,029)	(176,306)
Other	(53,017)	(65,070)

	(876,679)	(1,023,333)

OPERATING INCOME	2,336,020	2,847,256

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$, except for share and per share amounts)

		Continued
	2008	2007

FINANCIAL INCOME (EXPENSE) (note 26)
Financial income	643,291	499,342
Financial expense	(1,057,612)	(874,048)

	(414,321)	(374,706)

INCOME BEFORE TAXES AND MINORITY INTEREST	1,921,699	2,472,550

Social contribution tax (note 10)	(168,957)	(232,104)

Current tax	(177,629)	(202,083)
Deferred tax	8,672	(30,021)

Income tax (note 10)	(467,281)	(594,525)

Current tax	(488,671)	(560,363)
Deferred tax	21,390	(34,162)

INCOME BEFORE AND MINORITY INTEREST	1,285,461	1,645,921
Minority interest	(9,769)	(5,194)

NET INCOME	1,275,692	1,640,727

NUMBER OF SHARES OUTSTANDING AT YEAR END	479,910,938	479,910,938

EARNINGS PER SHARE	2.658	3.418

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$, except for share)

	Common Stock	Capital Reserves	Profit reserves	Accumulated deficit)	Total Shareholder’s equity,	Changes in the number of Common shares

Balance as of December 31, 2006	4,734,790	16	131,471	(1,609)	4,864,668	479,756,730

Capital increase	6,385	-	-	-	6,385	154,208
Net income .	-	-	-	1,640,727	1,640,727	-
Allocation of income:
- Statutory reserve	-	-	82,172	(82,172)	-	-
- Interim dividend	-	-	-	(842,375)	(842,375)	-
- Dividend proposed.	-	-	-	(718,889)	(718,889)	-

Balance as of December 31, 2007	4,741,175	16	213,643	(4,318)	4,950,516	479,910,938

Net income .	-	-	-	1,275,692	1,275,692	-
Lapsed dividend.	-	-	-	92	92	-
Allocation of income:
- Statutory reserve	-	-	63,785	(63,785)	-	-
- Interim dividend	-	-	-	(601,576)	(601,576)	-

- Dividend proposed.	-	-	-	(606,105)	(606,105)	-

Balance as of December 31, 2008	4,741,175	16	277,428	-	5,018,619	479,910,938

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$)

	2008	2007

NET INCOME FOR THE PERIOD, INCLUDING INCOME TAX AND SOCIAL CONTRIBUTION	1,911,930	2,467,356

ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED
BY OPERATING ACTIVITIES
Non-controlling shareholders' interest	9,769	5,194
Depreciation and amortization	564,924	548,161
Reserve for contingencies	(16,884)	9,350
Interest and monetary restatement	672,297	548,696
Post-retirement benefit obligation	(84,151)	(46,887)
Loss on disposal of noncurrent assets and participation in subsidiaries	30,400	24,288
Deferred taxes (PIS and COFINS)	(12,968)	(1,690)
Other	1,358	8,999

DECREASE (INCREASE) IN OPERATING ASSETS
Accounts receivable	12,453	311,155
Recoverable taxes	36,343	31,785
Deferred cost variations	(57,321)	109,704
Escrow deposits	(50,525)	(400,547)
Other	42,068	(70,250)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	199,478	(17,749)
Taxes and social contributions paid	(749,127)	(668,454)
Other taxes and social contributions	(50,711)	(47,407)
Deferred gain variations	(91,777)	57,451
Post-retirement benefit obligation	(84,091)	(93,226)
Interest on debts – paid	(544,381)	(508,486)
Regulatory charges	25,358	(39,162)
Other	112,827	107,827

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,877,269	2,336,108

INVESTING ACTIVITIES
Purchase of interest in subsidiaries, net of cash	-	(383,816)
Decrease (increase) in investments on subsidiaries	(1,457)	271
Increase in property, plant and equipment	(1,098,081)	(1,045,077)
Financial investments	74,041	(17,971)
Special obligations	57,518	65,917
Additions to other intangible assets	(79,823)	(108,308)
Additions to deferred charges	-	12,076
Proceeds from sale of permanent assets	28,325	24,091
Other	(4,935)	(28,378)

NET CASH USED IN INVESTING ACTIVITIES	(1,024,412)	(1,481,195)

Continues

		Continued
	2008	2007

FINANCING ACTIVITIES
Loans and financing obtained	2,171,535	2,551,090
Payments of loans and financing	(2,073,543)	(1,451,590)
Advance energy sale agreements	2,004	-
Advances for future capital increase	-	82,597
Dividends and interest on shareholder’s equity paid	(1,323,483)	(1,560,952)
Intercompany loans to subsidiaries and associated companies	2,169	-

NET CASH USED IN FINANCING ACTIVITIES	(1,221,318)	(378,855)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(368,461)	476,058
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,106,308	630,250
CASH AND CASH EQUIVALENTS — END OF YEAR	737,847	1,106,308

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Advances for future capital increase through assumption of debt	-	202,728
Reinvested dividends of subsidiaries	-	100,641
Lapsed dividend	4,610	-
Acquisition of participations:
Assets acquired, including goodwill	-	605,998
Liabilities assumed	-	(191,897)
Purchase price	-	414,101
Cash acquired	-	(30,285)
Purchase price, net of cash acquired	-	383,816

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF ADDED VALUE FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (In thousands of Brazilian reais – R$)

	2008	2007

REVENUES	15,365,113	15,346,867

Operating revenues	14,371,913	14,207,384
Revenues related to the construction of own assets	1,030,585	1,196,752
Allowance for doubtful accounts	(36,585)	(47,534)
Provision for losses on regulatory assets	(800)	(9,735)
INPUTS	(7,877,711)	(7,185,781)

Cost of electric energy	(6,253,105)	(5,224,347)
Material	(571,158)	(685,979)
Outsourced services	(741,078)	(762,485)
Other	(305,657)	(507,303)
Cost of services provided to third parties	(6,713)	(5,667)

GROSS ADDED VALUE	7,487,402	8,161,086

RETENTIONS	(587,502)	(563,937)

Depreciation and amortization	(395,473)	(387,631)
Amortization of intangible asset of concession	(192,029)	(176,306)

NET ADDED VALUE	6,899,900	7,597,149

ADDED VALUE RECEIVED IN TRANSFER	481,958	404,384

Financial Income	491,727	409,578
Interest of non-controlling shareholders	(9,769)	(5,194)

ADDED VALUE TO BE DISTRIBUTED	7,381,858	8,001,533

PERSONNEL	416,226	393,112

Direct Remuneration	361,822	324,552
Benefits	22,797	43,545
Government severance indemnity fund for employees - F.G.T.S.	31,607	25,015
TAXES, FEES AND CONTRIBUTIONS	4,756,606	5,231,875

Federal	2,306,866	2,747,899
State	2,442,550	2,467,794
Municipal	7,190	16,182
REMUNERATION ON THIRD PARTIES’ CAPITAL	933,334	735,819

Interest	924,891	739,405
Rental	9,436	7,262
Other	(993)	(10,848)
REMUNERATION ON OWN CAPITAL	1,275,692	1,640,727

Dividends	1,207,681	1,561,264
Retained earnings	68,011	79,463

	7,381,858	8,001,533

CPFL ENERGIA S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

     1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 234 municipalities in the interior of São Paulo State, serving approximately 3.5 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 27 municipalities in the interior and coastal areas of São Paulo State, serving approximately 1.4 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz

Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 174 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015, and may be extended for a further 20 years. The Company holds 99.99% of the total capital of CPFL Santa Cruz.

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) is a publicly quoted corporation and public electric energy service concessionaire, operating principally in the distribution of energy in the northern and northeastern regions of the State of Rio Grande do Sul, serving 262 municipalities and approximately 1.2 million consumers. The main municipalities include Passo Fundo and Caxias do Sul.

Its concession term ends in 2027, which may be extended for a further 30 years. The Company directly holds 100% of the capital of RGE.

Indirect interests:

Companhia Paulista de Energia Elétrica

Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 49 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 96.56% of the capital of CPFL Leste Paulista.

Companhia Jaguari de Energia

Companhia Jaguari de Energia (“CPFL Jaguari”) is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 31 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of CPFL Jaguari.

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 68 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 87.80% of the capital of CPFL Sul Paulista.

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa (“CPFL Mococa”) is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 40 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 89.75% of the capital of CPFL Mococa.

     1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, operating in the energy generation business as a public utilities concessionaire and participating in the capital of other companies. It owns 19 small hydropower plants (“PCHs”) and 1 thermal power plant, with total installed capacity of 118.6 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins River in the State of Goiás. The concession and operation of the Hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured CPFL Geração of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). CPFL Geração also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

Indirect interests:

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”) is a limited liability company and owns four PCHs, in the State of Rio Grande do Sul. The total power of the PCHs is 2.65 MW, with average assured energy of 2.45 MW. The subsidiary CPFL Geração holds 100% of CPFL Sul Centrais Elétricas’ capital.

BAESA - Energética Barra Grande S.A. (jointly-controlled)

BAESA – Energética Barra Grande S.A. (“BAESA”) is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A. (jointly-controlled)

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the Canoas River in the State of Santa Catarina), with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN’s total capital.

CERAN - Companhia Energética Rio das Antas S.A. (jointly-controlled)

The objective of CERAN - Companhia Energética Rio das Antas (“CERAN”), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants (located on the State of Rio Grande do Sul) with planned installed capacity of 360 MW. The Monte Claro Hydropower Plant started operating in December 2004, the Castro Alves plant in March 2008 and 14 de Julho in December 2008. The concession terminates in 2036, and may be extended depending on the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 65.00% of CERAN’s capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. (“Paulista Lajeado”), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.91% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement in proportion with their participations in the consortium, entitling them to the respective portions of the plant’s assured energy. The portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado’s concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 2,115 MW. This capacity, together with the installed capacity of the subsidiaries of CPFL Jaguariúna will provide a total consolidated installed capacity of 2,202 MW. These projects are:

Foz do Chapecó Energia S.A. (jointly-controlled)

The objective of Foz do Chapecó Energia S.A. (“Foz do Chapecó”), a private corporation, is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 51.00% of the capital of Foz do Chapecó.

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A. (“CPFL Bioenergia”), previously Makelele Participações S.A. (“Makelele”), a private corporation, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw. On August 15, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. Investment of around R$ 100 million is planned for the project and it is scheduled to start operating in April 2010. CPFL Geração holds 100% of CPFL Bionergia’s capital.

     1.3 – Commercialization and service activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and strategic, institutional and financial advisory services for buyers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized by ANEEL to act as an electric energy retail agent in the ambit of the Electric Energy Trading Chamber (“CCEE”). The Company holds 100% of CPFL Brasil's capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“CPFL Meridional”) is a limited liability company, in order to sell and provide consultancy services in the electric energy field. It is authorized by ANEEL to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

CPFL Comercialização Cone Sul S.A.

CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) is a private corporation, and its objective is to sell energy. It is authorized to act as electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Cone Sul.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. (“Sul Geradora”) is a private corporation with the main purpose of participating in the capital of other companies as a shareholder, quota-holder or in any other capacity. The subsidiary CPFL Brasil holds 99.95% of the capital of Sul Geradora.

CPFL Planalto Ltda.

The objective of CPFL Planalto Ltda (“CPFL Planalto”), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Jaguariúna holds 100% of CPFL Planalto's capital.

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The main objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A (“CPFL Serviços”), a private corporation, is the manufacture, commercialization, rental and maintenance of electrical and hydraulic equipment in general, and providing maintenance, electrical installation and other services. The subsidiary CPFL Jaguariúna holds 89.81% of the capital of CPFL Serviços.

CPFL Atende Centro de Contatos e Atendimento Ltda.

CPFL Atende Centro de Contatos e Atendimento Ltda (“CPFL Atende”), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - ARU. The initial objective is to provide services to group companies, and subsequently to other companies. The Company holds 100% of CPFL Atende’s capital.

     1.4 –Other Participation Companies

Perácio Participações S.A.

The objective of Perácio Participações S.A. (“Perácio”), a private corporation, is participation in other companies. It currently owns 100% of the capital of CPFL Jaguariúna. The Company holds 100% of Perácio's capital.

Chumpitaz Participações S.A.

The objective of Chumpitaz Participações S.A. (“Chumpitaz”), a private corporation, is participation in other companies, besides it doesn’t have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”) is a private corporation and was set up with the main objective of acting as a holding company, and holds direct and indirect shares in public utilities companies that provide generation, distribution and sale of electric energy services. Perácio holds 100% of CPFL Jaguariúna's capital.

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia (“Jaguari Geração”) is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently holds 59.93% of the capital of Paulista Lajeado. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of Jaguari Geração.

2007’s Restructuring transactions and acquisitions

RGE restructuring transactions

In 2007, several restructuring transactions were made in order to allow RGE to become a wholly-owned subsidiary of CPFL Energia. Those transactions are described below:

- Transfer of share control from CPFL Paulista to CPFL Serra:

On March 14, 2007, the shareholders approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, through the return to the Company of 67.0686% of RGE's capital amounting to total assets of R$ 1,050,411. The Company transferred these assets to the subsidiary CPFL Serra on the same date. All RGE's balances and transactions, from January 1, 2007 to June 30, 2007, were consolidated through CPFL Serra. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

- Merger of the indirect subsidiary CPFL Serra by RGE:

On September 18, 2007, ANEEL approved the merger of CPFL Serra by the subsidiary RGE. The merged company was therefore terminated, and the subsidiary RGE succeeded to its assets, rights and obligations. The main objective of the merger was to simplify the group's corporate and administrative structures. All RGE's balances and transactions are directly reflected in the financial statements of the Company and this restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

- RGE’s minority shareholders acquisition (merger of shares)

On December 18, 2007, the Company approved the merger of RGE shares held by the minority shareholders, converting it into a wholly-owned subsidiary. This merger resulted in a capital increase of R$ 6,385 in the Company, through the issuing of 154,208 common shares. The goodwill recorded in this transaction was R$ 3,150.

Merger of Nova 4 by CPFL Santa Cruz

The merger of the subsidiary Nova 4 by the subsidiary CPFL Santa Cruz was authorized by ANEEL and approved on November 14, 2007. The subsidiary CPFL Santa Cruz succeeded to Nova 4 assets, rights and obligations. All CPFL Santa Cruz's balances and transactions are directly reflected in the financial statements of the Company. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

Merger of CPFL Centrais Elétricas and SEMESA by CPFL Geração

The merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA by the parent company CPFL Geração was authorized by ANEEL and Banco Nacional de Desenvolvimento Econômico Social – BNDES, and approved on March 30, 2007. The merged companies were therefore terminated, and the subsidiary CPFL Geração succeeded to their assets, rights and obligations. Analysis of the financial statements as of December 31, 2007 should take into account the effects of the merger of these investments as from January 1, 2007. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

Foz do Chapecó – Corporate Reorganization

The corporate reorganization of Foz do Chapecó, as authorized by ANEEL, was approved on July 16, 2007, and resulted in termination of the Foz do Chapecó Consortium (“CEFC”) and in Chapecoense Geração S.A. (“Chapecoense”) becoming a Foz do Chapecó shareholder. However, the restructuring maintained the partners’ participation in the project (51% of the subsidiary CPFL Geração) now directly in Foz do Chapecó. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

CPFL Jaguariúna acquisition

In June 2007, the Company signed the final purchase agreement with CMS Electric & Gas, LLC to acquire the equity interest of CPFL Jaguariúna (former CMS Brasil). The acquisition was made through the subsidiary Peracio that acquired 100% of CPFL Jaguariúna’s total capital. This transaction was approved by ANEEL in June 2007. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs. The goodwill recorded in this acquisition amounted to R$ 142,793.

2008’s Restructuring transactions

CPFL Santa Cruz

The Company received R$ 39,997 on July 15, 2008 in relation to reduction of the capital of CPFL Santa Cruz. The objective of the reduction was to adjust the capital structure to bring it into line with the other distributors in the group. The operation was approved at an Extraordinary General Meeting (“EGM”) held on June 26, 2008, and did not result in cancellation of shares.

Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737/2008, ANEEL approved corporate restructuring of the subsidiary CPFL Jaguariúna, comprising: i) the merger of Perácio by CPFL Jaguariúna; ii) total spin-off of CPFL Jaguariúna with transfer of the goodwill and the tax benefit to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração, and the remaining net equity (assets/liabilities), consisting basically of the investment in the subsidiaries, to the Company; and iii) capital reduction in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa of up to R$ 63,000. After conclusion of this transaction , the Company will hold direct control of the subsidiaries (see note 33).

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Provisional Measure nº 449/08, (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, prepared in accordance with Brazilian Accounting Principles. The Company made certain reclassifications, modifications and changes in terminology in order to conform more closely to reporting practices prevailing in the United States of America.

2.1 Initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08

Law nº 11,638/07 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6,404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449/08 amended and added to certain aspects of that law and introduced the transition tax regime, among other measures.

The financial statements for the years ended December 31, 2008 and 2007 reflect, in all material respects, the changes proposed by Law nº 11,638/07 and Provisional Measure nº 449/08. In compliance with CVM Decision nº 565/08, which approved CPC 13 – Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08, the Company and its subsidiaries opted to record the changes retroactively, as foreseen in CVM Decision n° 506/06. Accordingly, the financial statements presented for the year ended December 31, 2007 have been amended to include the retroactive adjustments due to changes of accounting principles.

The main changes foreseen in the law that involve adjustments to the financial statements of the Company and its subsidiaries, effective in 2008, are described below:

• Changes in the accounting practice for recording financial instruments, including derivatives, with the emphasis on recording at fair value when certain conditions are fulfilled, as foreseen by CPC 14 – “Financial Instruments” (Note 31).

• Introduction of the concept of finance and operating leasing, regulated by CPC 06 – “Leasing”, also incorporating into the property, plant and equipment those physical assets whose benefits, risks and control have been transferred to the Company.

• Provisional Measure nº 449/08 eliminated the deferred charges accounts, permitting amounts capitalized by December 31, 2008 to be written off, reclassified or maintained until fully amortized. From 2009, the deferral of costs is not allowed.

• A new group, “Intangible assets” encompassing rights in intangible assets maintained or used in the operation of the company’s business, including premiums, goodwill and the right to operate the concessions. CPC 04 – “Intangible assets” regulated the matter (Note 13).

• Law nº 11,638/07 eliminated the option of voluntary revaluation of assets, allowing companies to maintain balances until their actual realization or to revert it as of January 1, 2008. The practice of revaluation of assets was adopted only by the subsidiary RGE, which adjusted its financial statements for consolidation purposes. RGE’s management decided to change the accounting practice in order to align with the practice adopted by the Company.

• The Law replaced the Statement of Source and Use of Funds (DOAR) with the Statement of Cash Flow (DFC) and introduced the requirement to prepare a Statement of Added Value (DVA). The regulations for these statements were laid down by CPC 03 Statement of Cash Flow and CPC 09 Statement of Added Value, respectively.

• The Law created the requirement to perform a periodic review and analysis of the decrease in the recoverable value of the assets. The Company and its subsidiaries complied with the procedures laid down by CPC 01 – “Impairment of Assets”, which regulated the matter (Note 13).

The effects of the changes in accounting practices and reclassifications on the consolidated balance sheet as of December 31, 2008 and 2007and for the income statement for the two years ended December 31, 2008 and 2007, when compared to financial statements presented according to the reporting practices prevailing in the United States of America as included in form 20-F, are shown below:

	Net income		Shareholders´
			equity

	2008	2007	2007

Position prior to adoption of Law nº. 11,638	1,279,566	1,643,436	4,954,834

Adjustments:
- Derivative contracts	(61,165)	(11,544)	(12,816)
- Financial instruments measured at fair value
through profit or loss	55,352	7,439	6,275
- Lease (*)	(56)	-	-
- Deferred taxes on adjustments above	1,995	1,396	2,223

Subtotal	(3,874)	(2,709)	(4,318)

Position after adoption of Law nº. 11.638	1,275,692	1,640,727	4,950,516

(*) This adjustment generated a reduction in property, plant and equipment of R$ 5,386, an increase of R$ 6,389 in the balance of other credits and an increase of R$ 1,139 in other accounts payable. The effect of PIS and Cofins on these adjustments is R$ 80.

	2008	2007

Reclassifications:
Assets - From "Financial investments" to "Cash and cash equivalents"	194,714	178,411
Assets - From "Other" to "Intangible assets"	34,103	53,475
Assets - From "Property, Plant and Equipment" to "Intangible assets"	239,273	236,767
Assets - From "Goodwill" to "Intangible assets"	2,426,760	2,565,683
Income - From "Non-operating income" to "Other operational expenses"	(27,295)	(30,647)

2.2 Summary of the Principal Accounting Practices

a) Cash and cash equivalents: Include cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at fair value.

b) Financial investments: Financial Investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or fair value. Short-term financial investments represent debt security held to maturity recognized at amortized cost and trading investments stated at fair value.

c) Accounts receivable: Include the supply of billed and unbilled electric energy to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts provided by the CCEE and balances related to regulatory assets of different kinds, recorded on the accrual basis.

d) Allowance for Doubtful Accounts: calculated based on an analysis of the Company’s receivable from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (including public sector entities) that are over 360 days past due. An allowance is also recorded based on an analysis of the balances of the larger consumers for which collection is considered doubtful and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.

e) Lease: Transactions that transfer the rights to use the assets from lessor to lessee, including the substantial transfer of the risks and benefits, are classified as finance leases. Other lease transactions are classified as operating leases.

For the lessee, finance lease obligations are measured by their fair value or present value of the minimum lease payments agreed.

For the lessor, lease transaction assets (accounts receivable) are measured by the value of the investments made.

The related gains or losses (difference between the income received and amortization of the investment recorded / financial charges) are appropriated to the result for the duration of the contract, based on the amortized cost method and the effective interest rate.

Rentals received from operating leases are recognized as operating revenue as incurred (accrual basis) during the contract period.

f) Property, plant and equipment: encompasses rights maintained or used in the operation of the Company’s business, including those rights received as a result of transactions that transfer to the Company the benefits, risks and control of such assets (financial leasing transactions).

Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs. The assets were restated until December 31, 1995 and are net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%, considering the estimated useful life of assets defined by ANEEL.

As established by specific legislation for Electric Energy Public Service, until December 2001, the administrative expenses under property, plant and equipment in progress could be capitalized by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. This criteria was changed from January 2002 to December 2007, when the administrative expenses could be capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. Starting in January 2008, as a consequence of a new change in such legislation, the criteria previously established until 2001 turned to be in place.

Significant improvements to property, plant and equipment are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred. The net results of disposals of fixed assets are recorded as part of other operating expenses.

g) Intangible assets: encompasses rights maintained or used in the operation of the Company’s business, including premiums, goodwill, the right to operate the concessions, software and rights of way.

Until December 31, 2008, the goodwill arising from the acquisitions of subsidiaries was amortized in proportion to the net income curves projected for the remaining term of the concession contract of each subsidiary, as determined by ANEEL. As this asset is classified as an intangible asset related to the granting of the concession, it has a predetermined useful life and will continue to be amortized in accordance with the criteria adopted by the Company and its subsidiaries.

Other intangible assets are only amortized if their useful lives can be reasonably estimated.

h) Impairment of assets: The recoverability of property, plant and equipment, intangible assets and deferred charges is tested at least annually, if there are indications that the asset may be impaired. The goodwill and the other intangible assets with indefinite useful lives are tested for impairment annually, independently of expectations of losses. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs related to the sale.

i) Monetary Restatement of Assets and Liabilities: Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates and adjusted to their present values, where applicable, when the related contractual rates are lower than the market terms.

j) Income Tax and Social Contribution: are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution. The subsidiaries also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are amortized in proportion to the projected net income for the remainder of the concession contract of each investee.

In compliance with the provisions of article 15 of Provisional Measure nº 449/08, which introduced the Transition Tax Regime – RTT for determination of taxable income, the Company and its subsidiaries decided to adopt the Transition Regime for the year ended December 31, 2008. This option will apply irreversibly to the two-year period 2008 – 2009, through filing of the Corporate Income Tax Return 2009.

k) Employee Pension Plans: The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the its employees.

On December 13, 2000, the CVM enacted Resolution No. 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting for Employees’ Benefit Plans and establishing new accounting practices for computing, recording and disclosing the effects of employee benefit plans in Brazil. CVM Resolution No.371/2000 requires that companies record pension and post-retirement benefits on an accrual basis. In accordance with CVM Resolution No.371/2000, the Company elected to record the actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method and amortized the effect over five years, up to December 31, 2006.

l) Reserves for contingencies: A reserve for contingencies is recognized by the Company’s management based on their assessment, evaluating the risks involved in lawsuits in which loss is considered probable and quantified based on economic grounds, as assessed by management and the legal counsel in legal opinions on the existing cases and other contingency-related facts known at the balance sheet dates. The reserve for contingencies is presented, net of its related escrow deposit pursuant to CVM Resolution No. 489.

m) Loans, financing and Debentures: Restated in accordance with the monetary and exchange variations, including charges when classified as financial liabilities at amortized cost, and recorded at their fair value, when classified as financial liabilities at fair value through profit or loss.

n) Derivatives: Classified as financial assets or liabilities at fair value through profit or loss. The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts are measured at fair value and the gains and losses are stated in financial income (expense) and, for all periods presented, the Company has not applied hedge accounting. The Company does not enter into derivative for speculative purposes.

o) Income: Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized based on tariffs that are regulated by ANEEL, when the electricity is provided. Unbilled revenue from the billing cycle through the end of each month is accrued based on the actual amount of energy provided during the month and the annualized energy loss rate. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenue from the sale of electricity generation is recorded based on assured energy provided at rates specified under contract terms or prevailing market rates. All revenues are presented in a gross basis and the taxes on revenues are presented as a “Deduction from Operating Revenues”.

No single customer accounted for 10% or more of the Company’s revenues for any of the two years ended December 31, 2008. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

p) Estimates: The preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from those estimates. Management reviews such assumptions and estimates at least once a year.

q) Share and per share information: As required by Brazilian accounting principles, share and per share information refers to the historical number of shares effectively outstanding at the balance sheet date. Earnings per share are determined by dividing the Company’s net income for the year by the number of shares outstanding at year-end.

2.3 Consolidation Principles

The Company accounts for investments in jointly-controlled subsidiaries using proportionate consolidation. All notes to the consolidated financial statements have also been prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its jointly-controlled subsidiaries. The use of the proportionate-consolidation method has been approved by the CVM. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company’s consolidated balance sheets and consolidated statements of income, it does not impact the Company’s consolidated shareholders’ equity or net income (loss).

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Serra (up to June 30, 2007), RGE (as of July 1, 2007), Nova 4 (up to October 30, 2007), CPFL Santa Cruz (as of November 1, 2007), CPFL Geração, CPFL Brasil, Chumpitaz, Perácio and CPFL Atende. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated. Additionally, the accounting principles of the subsidiaries are consistent with those used by the Company, in accordance with initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08 (see Note 2.1) .

The Company's subsidiaries, by segment, are as follows:

		2008		2007

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz.	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	99.99	-
Rio Grande Energia S.A.	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica	Full	-	96.56	-	96.56
Companhia Jaguari de Energia	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia	Full	-	87.80	-	87.80
Companhia Luz e Força Mococa	Full	-	89.75	-	89.75
Energy Generation
CPFL Geração de Energia S.A	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
CPFL Bioenergia S.A	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A.	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services
CPFL Comercialização Brasil S.A	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A	Full	-	100.00	-	100.00
Sul Geradora Participações S.A	Full	-	99.95	-	99.95
CPFL Planalto Ltda	Full	-	100.00	-	100.00
CPFL Atende Centro de Contatos e Atendimento Ltda	Full	100.00	-	-	-
CPFL Serviços, Equipamentos, Indústria e Comércio S.A	Full	-	89.81	-	89.81
Holding Company
Perácio Participações S.A	Full	100.00	-	100.00	-
Chumpitaz Participações S.A.	Full	100.00	-	100.00	-
CPFL Jaguariúna S.A	Full	-	100.00	-	100.00
Companhia Jaguari de Geração de Energia	Full	-	90.15	-	90.15

3. REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

Assets
Accounts receivable (note 6)
RTE — Extraordinary tariff adjustment	328	3,448	-	456
Free energy	457	1,924	145	480
Tariff review	-	14,590	-	-
Discounts TUSD (*) and irrigation	34,510	64,235	7,451	19,637
Other financial components	6,694	1,769	364	95

	41,989	85,966	7,960	20,668
Deferred cost variations
Parcel "A"	234,659	343,233	1,648	167,716
CVA (**)	403,570	189,216	155,787	38,178

	638,229	532,449	157,435	205,894
Prepaid expenses (note 9)
Increase in PIS and COFINS	258	25,097	-	-
Energy surpluses and shortages	43,069	81,704	55,404	28,605
Discounts TUSD – Generation	3,504	-	-	-
Low income consumers' subsidy - Losses	41,050	55,967	33,337	-
Other financial components	6,225	21,211	211	42

	94,106	183,979	88,952	28,647
Liabilities

Suppliers (note 14)
Free energy	(29,216)	(35,609)	-	(223)

Deferred gains variations
Parcel "A"	(15,360)	(9,668)	-	(4,890)
CVA	(150,511)	(220,370)	(40,779)	(63,499)

	(165,871)	(230,038)	(40,779)	(68,389)
Other liabilities (note 21)
Tariff review	(34,034)	-	(659)	-
Discounts TUSD and irrigation	(752)	-	(45)	-
Refund to consumer - IRT recalculated	-	(26,213)	-	-
Increase in PIS and COFINS	(124,888)	(113,964)	-	-
Energy surpluses and shortages	(59,098)	(130)	-	(12)
Low income consumers' subsidy - Gains	(13,092)	(8,553)	(61)	(71)
Other financial components	(16,573)	(1,500)	(606)	(54)

	(248,437)	(150,360)	(1,371)	(137)

Total	330,800	386,387	212,197	186,460

(*) Network Usage Charge – TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

a.1) Extraordinary Tariff Adjustment (RTE)

Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

Due to the end of the period stipulated for recovery of RTE, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of RTE in June 2005, December 2004 and December 2006, respectively.

The RTE balance for this year relates to the indirect subsidiary CPFL Sul Paulista, which recorded a provision for losses of R$ 2,659, based on the projections of estimated income, considering the growth in its market and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of RTE by CPFL Sul Paulista is January 2009.

a.2) Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

As a result of the end of the term for collection of RTE in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded Free Energy losses of R$ 135,545 and R$ 53,210, respectively. The asset was written off against the Other Operating Expenses - Sales and the liability was written off in Other Operating Income, having no effects on the net income of the subsidiaries. The subsidiary CPFL Sul Paulista established a provision for losses on free energy of R$ 2,148. As this will be passed on to the generators, a provision for the same amount was recorded in liabilities, without effects on the net income (loss).

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of December 31, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 7,670. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already ended.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel “A” beginning in January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel “A” will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. Accordingly, the process of refunding consumers by offsetting against tariffs commenced after ratification, as of October 2008. The remaining liability at the end of the year was R$ 8,197.

The changes in the balances related to RTE, Free Energy and Parcel “A”, are shown below:

		Free Energy (2)		Parcel "A"

Description	RTE (1)	Asset	Liability	Net (3)

Ratified Amount	925,347	374,639	(355,579)	231,029
Monetary restatement	728,540	291,780	(289,791)	427,136
Losses	(152,090)	(194,256)	188,755	-
Provision for losses	(2,659)	(9,818)	2,148	-
Amount amortized	(1,498,810)	(461,743)	425,251	(437,218)

Balances to be Amortized as of December 31, 2008	328	602	(29,216)	220,947

(1) ANEEL resolutions nº 480/02, 481/02 and 01/04.
(2) ANEEL resolutions nº 483/02 and 01/04.
(3) ANEEL resolutions nº 482/02 and 01/04.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875

Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Energy surpluses and shortages	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	34	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	-
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	255	50	349	129	1,064	(3,867)	1,067

Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.38%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

Through Ratification Resolution No. 716, of October 21, 2008, ANEEL amended the provisional result of the 2007 periodic tariff view for the subsidiary CPFL Piratininga, due to the provisional incorporation of one of the methodological improvements submitted to the Public Hearing process AP 52/2007, relating to the increase in the percentage of irrecoverable income from 0.5% to 0.6% . Additionally, the income recorded was amended as a result of the use of tariffs without discounts in the composition of the verified income, in order to align to the methodology adopted by ANEEL for the second tariff review cycle. As a result of these changes, the tariff adjustment changed from -10.94% to -11.76%, without alteration of the Xe factor, which was provisionally maintained at 0.73% .

     In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to energy surpluses and shortages (see Note 3c.5). See also note 33 about the second cycle of tariff reviews final approval for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista.

b.2) 2008 Tariff Adjustments

Through Ratification Resolution No. 717, of October 21, 2008, ANEEL established the annual tariff adjustment for the subsidiary CPFL Piratininga at an average percentage of 16.54%, composed as follows: 10.92% in relation to the annual tariff adjustment and 5.62% in relation to the financial components external to the annual adjustment.

The average percentage adjustment to be applied for captive consumers is 15.03% .

The adjustment authorized by ANEEL comprises the following items:

CPFL Piratininga

Verified Revenue	2,029,124

Sector Charges	304,080
Purchase of Electric Energy	1,083,246
Energy Transmission	237,569

Parcel A	1,624,895
Parcel B	625,758

Income Required (Parc. A + B)	2,250,653
(-) Other Income	-

Income Required	2,250,653

Financial Components	126,610

CVA	56,400
Energy surpluses and shortages	(11,439)
Advances	33,069
Discount on TUSD	14,834
Connection and Frontier Charges	42,248
Parcel "A" liability to be offset	(9,847)
Other components	1,345

Financial Repositioning	10.92%
Financial Components	5.62%
Total Repositioning	16.54%

A Xe factor of 0.73% was also provisionally applied as a reduction factor for Parcel B in the 2008 tariff adjustment. The energy surpluses and shortages financial component was also provisionally taken into consideration (see 3c.5).

c) Financial components

c.1) Tariff review

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first Periodic Tariff Review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, including the effects of PIS and COFINS, which is being offset in the 2007 tariff adjustment.

CPFL Piratininga

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the subsidiary CPFL Piratininga remuneration base.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset in “Consumers, Concessionaires and Licensees” of R$ 26,970 in 2006, including PIS and COFINS, amortized until October, 2007.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga first tariff Review, making it final.

CPFL Santa Cruz

In line with the principal of reasonable tariffs and the economic and financial equilibrium of the concession contract, in February 2004, during the first tariff review cycle, ANEEL ruled that the Parcel “B” differences in the approved percentage would be added to the Parcel “B” of subsequent tariff adjustments for the subsidiary CPFL Santa Cruz. Accordingly, in January 2008, the subsidiary recorded the last portions of the deferral and amortization in relation to this financial component.

As mentioned in Note 3b.1, the 2008 tariff review for the subsidiary CPFL Santa Cruz was established on a provisional basis. However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review (note 33). Accordingly, in order to reflect the effects of the Remuneration Base and “Reference Company” for the appropriate accrual period, the subsidiary CPFL Santa Cruz recorded a liability to consumers of R$ 3,374, set against a reversal of income.

RGE

As mentioned in Note 3b.1, in 2008, ANEEL provisionally established the result of the second tariff review cycle of the subsidiary RGE, while definition of its Remuneration Base remains pending. In the light of discussions and preliminary figures produced by the regulatory agency, the subsidiary conservatively recorded a provision (reversal of income) of R$ 25,961, in relation to the effects on the 2008 financial statements. The subsidiary will continue to discuss the matter with the regulatory agency and will make the final adjustment after ratification of the final result, expected in the next tariff adjustment (April 2009).

CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista

As mentioned in Note 3b.1, the 2008 tariff review of the subsidiaries CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista was established on a provisional basis (note 33). However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review. Accordingly, in order to reflect the effects of the “Reference Company” for the appropriate accrual period, the subsidiaries recorded a liability to consumers of R$ 5,358, set against a reversal of income.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and on irrigation and hydroculture activities.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the amount taken into consideration in this tariff review and the amount actually realized is calculated monthly and will be taken into consideration in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	2008				2007

	Ratified		Not Ratified		Ratified		Not Ratified

	2008	2007	2008	Total	2007	2006	2007	Total

Itaipu pass-through	(67,922)	23,102	(77,745)	(122,565)	(48,260)	(406)	(120,173)	(168,839)
Electric Energy Costs	68,080	(33,937)	174,732	208,875	116,741	1,193	55,068	173,002
Proinfa	7,966	(3,614)	(9,463)	(5,111)	7,099	193	(4,112)	3,180
CCC	10,181	26,619	68,742	105,542	(44,644)	255	(10,572)	(54,961)
Transmission from Itaipu	(40)	262	3,546	3,768	(977)	72	(1,498)	(2,403)
Basic Network	4,594	(2,771)	25,886	27,709	(426)	(5,020)	(4,975)	(10,421)
ESS	21,183	1,224	126,981	149,388	320	235	(9,263)	(8,708)
CDE	2,253	(3,354)	1,562	461	7,971	330	4,356	12,657
Financial Offsetting	7	(7)	-	-	27	(9)	-	18

	46,302	7,524	314,241	368,067	37,851	(3,157)	(91,169)	(56,475)

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 21).

c.5) Energy surpluses and shortages

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from energy surpluses and shortages will be passed on to the tariffs, limited to 3% of the energy load requirement. Additionally, in the light of the provisions of REN nº 255/2007, ANEEL established that short-term energy shortfalls should also be treated in accordance with the energy surpluses and shortages pass-through methodology.

In the review and tariff adjustment processes, respectively, of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL provisionally recalculated the tariff pass-throughs for energy surpluses and shortages, as of December 31, 2007.

On analyzing the process, the subsidiaries reviewed their procedures and made the accounting adjustments in relation to the energy supply agreement with the subsidiary CPFL Brasil. In this context, and conservatively, until completion of the final tariff review and tariff adjustment process, the subsidiaries made the following accounting entries in fiscal year 2008:

a) The distributors recorded a provision for accounts receivable from CPFL Brasil of R$ 61,438, set against energy revenues, energy cost and financial income, amounting to R$ 22,683, R$ 30,307 and R$ 8,448, respectively. This resulted in a provision for reduction of the energy surpluses and shortages asset of R$ 33,092, a provision of R$ 23,691 for the energy surpluses and shortages liability and a net CVA liability of R$ 1,270, set against the energy cost of R$ 52,989 and financial expense of R$ 5,064;

b) For the subsidiary CPFL Brasil, recording of a provision for accounts payable of R$ 61,438, set against the reversal of the energy supply income and financial expense of R$ 52,990 and R$ 8,448, respectively.

Conservatively, and in order to fully cover the amounts approved by the Regulatory Agency, the distributors also recorded in 2008 provisions for realization of assets and provisions for liabilities related to energy surpluses and shortages, relating to seasonal effects and losses, as provisionally established by ANEEL, reflecting the following accounting entries:

a) Recording of a provision for reduction of the energy surpluses and shortages asset of R$ 82,631, provision for the energy surpluses and shortages liability of R$ 50,293, set against the energy cost of R$ 131,096 and financial expense of R$ 1,828. As part of this liability is already included in the Company’s tariff review, the amount is being amortized and as of December 31, 2008 the remaining balance was R$ 27,882;

b) Recording of a CVA asset of R$ 11,611, set against the energy cost of R$ 11,537 and financial income of R$ 74.

We stress that these provisions will be maintained until ANEEL finalizes its analyses and ratifies the final result of the tariff review and adjustment.

c.6) Low Income Consumers’ Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers are to be offset, it was decided that, as from the 2008 tariff review, part of this subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10.438) through the receipt of CDE funds. These procedures were consolidated with the publication of REN No. 325/08, however, in view of the impossibility of reimbursement with CDE funds, due to the lack of resources for this purpose, the receivables recorded will be offset through the tariff, in the next annual tariff adjustment, as a financial component. With regard to the difference in income that was to be offset through the tariff, this was covered by a tariff advance in order to avoid compromising the Concessionaire’s cash flow. The difference between the amount of this advance taken into consideration in the tariff review or adjustment and the amount actually realized is recorded monthly to be offset in the next tariff adjustment.

c.7) Refund to Consumers – Recalculation IRT

On establishing the annual tariff adjustment (“IRT”) of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution nº 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 and 2006 IRT contracts. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the electric energy contract surpluses. These effects basically explain the adjustments recorded in March 2007 (and related amounts realized to April 2008) of R$ 98,635 recorded in “Other Accounts Payable” (note 21), and R$ 177,710, recorded in “Deferred tariff cost variations”, set against “Cost of Electric Energy” (note 24).

The changes in the 2007 and 2008 balances are as follows:

		Addition due to acquisition of subsidiaries	Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense (note 25)				Financial income / (expense) - (note 26)

	December 31, 2006		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Cash	Deferral	Remuner.	December 31, 2007

Extraordinary tariff adjustment	210,517	5,249	-	(223,660)	-	-	-	-	-	-	(8,744)	-	-	20,542	3,904
Free energy	(28,291)	(837)	-	(76,364)	-	-	-	2,230	-	-	(991)	67,515	-	3,310	(33,428)
Parcel "A"	550,846	1,723	-	-	-	(90,315)	-	(26,923)	-	(720)	-	-	-	61,780	496,391
Tariff review	75,429	2,099	14,611	(78,158)	-	-	-	-	-	-	-	-	-	609	14,590
Discounts TUSD and Irrigation	39,048	2,511	77,489	(38,690)	-	-	-	-	-	-	-	-	-	3,514	83,872
CVA	62,766	(8,185)	-	-	174,074	(181,511)	(88,481)	(5,741)	-	-	-	-	(15,917)	6,520	(56,475)
Increase in PIS and COFINS	19,818	(55)	-	-	-	-	569	(102,384)	-	-	-	-	-	(6,815)	(88,867)
Energy surpluses and shortages	35,569	557	-	-	99,270	(25,229)	-	-	-	-	-	-	-	-	110,167
Low Income Consumers’ Subsidy	42,697	428	10,834	3,100	-	-	-	-	-	-	-	(9,198)	-	(518)	47,343
Refund to Consumers - Recalculation IRT	-	-	-	-	(98,635)	72,422	-	-	-	-	-	-	-	-	(26,213)
Other financial components	48,848	1,323	19,216	(38,894)	3,288	(677)	1,289	-	591	55	-	(16,029)	-	2,553	21,563

Total net	1,057,247	4,813	122,150	(452,666)	177,997	(225,310)	(86,623)	(132,818)	591	(665)	(9,735)	42,288	(15,917)	91,495	572,847

		Addition due to acquisition of subsidiaries	Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense (note 25)				Financial income / (expense) - (note 26)

	December 31, 2007		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Cash	Deferral	Remuner.	December 31, 2008

Extraordinary tariff adjustment	3,904	-	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	-	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	-	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	-	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Energy surpluses and shortages	110,167	-	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Discount Tusd Generators	-	-	11,679	(8,175)	-	-	-	-	-	-	-	-	-	-	3,504
Low Income Consumers’ Subsidy	47,343	-	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Refund to Consumers - Recalculation IRT	(26,213)	-	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	-	(11,533)	(6,336)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(3,685)

Total net	572,847	-	69,355	(118,808)	291,088	(364,067)	98,899	(33,087)	(981)	(1,995)	(800)	(49,437)	44,129	35,854	542,997

4. CASH AND CASH EQUIVALENTS

	2008	2007

Bank deposits	122,928	679,937
Cash equivalents	614,919	426,371

Total	737,847	1,106,308

The cash equivalents comprise short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

5. FINANCIAL INVESTMENTS

The Company carries financial investments classified as “Held to maturity” and investment securities for trading, as follows:

- Held to maturity: On April 28, 2005, through a Private Granting of Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP — Companhia Energética de São Paulo (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds arising from the acquisition of energy produced by that company for CPFL Brasil.

The Credit acquired by the Company earns interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2008 is R$ 125,366 (R$ 132,076 in 2007), of which R$ 38,249 (R$ 34,555 in 2007) is classified as current assets.

- Investments for trading: The remaining balance in the amount of R$ 9,669 (R$ 484 in 2007) refers to debt security trading investments stated at fair value.

6. ACCOUNTS RECEIVABLE

A breakdown of the balance as of December 31, 2008 and 2007, mainly derived from energy sales is presented, below:

		Past due		Total

	Balances Coming due	Up to 90 days	More than 90 days	2008	2007

Current
Consumer Classes
Residential	249,448	152,949	16,596	418,993	425,219
Industrial	164,461	55,690	37,346	257,497	284,661
Commercial	101,591	38,698	21,257	161,546	181,987
Rural	23,277	7,936	1,786	32,999	40,954
Public Administration	26,533	3,563	2,130	32,226	38,172
Public Lighting	50,556	4,238	35,921	90,715	66,484
Public Service	22,723	7,344	1,465	31,532	41,407

Billed	638,589	270,418	116,501	1,025,508	1,078,884
Unbilled	355,626	-	-	355,626	421,552
Financing of Consumers' Debts	10,126	3,576	12,029	25,731	40,860
Regulatory assets (note 3)	41,989	-	-	41,989	85,966
CCEE Transactions	49,880	-	-	49,880	38,876
Concessionaires and Licensees	166,005	-	-	166,005	85,682
Other	56,289	-	-	56,289	65,968

Total	1,318,504	273,994	128,530	1,721,028	1,817,788

Noncurrent
Financing of Consumers' Debts	151,572	-	-	151,572	152,549
Regulatory assets (note 3)	7,960	-	-	7,960	20,668
CCEE Transactions	41,301	-	-	41,301	41,797
Concessionaires and Licensees	85,311	-	-	85,311	-

Total	286,144	-	-	286,144	215,014

Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (note 7).

Electric Energy Trading Chamber (“CCEE”) transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2008. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; and (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

In 2008, amounts receivable from AES Tietê S/A were also recorded by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recording of accounts payable) for CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission System. This negotiation, representing a pass-through of charges, resulted from sector regulations which, as from July 2004, attribute the responsibility for settlement of the portion of the generator connected to the CTEEP 138 kV transmission system to the respective distribution concessionaire, within its concession area.

AES Tietê challenged the collection of this charge, and did not make the payment. The subsidiary CPFL Paulista, in turn, under a preliminary injunction, did not pay CTEEP and recorded a contingent liability of R$ 11,259 for the period August 2004 to April 2005.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts will be settled both by the generator, and passed on by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. The subsidiaries recorded the amounts receivable from AES Tietê in the following accounts: R$ 127,965 in the “Consumers and Licensees” account, set against “Operating Income – TUSD” of R$ 109,655 (Note 23) and R$18,310 in “Financial income – Monetary and Exchange Adjustments” (Note 26), and recorded the amount of R$ 116,706 to be passed on to CTEEP in the account “Suppliers – Network Usage Charges” (Note 14), set against “Cost of Electric Energy – Basic Network Charges” (Note 24) of R$ 98,396 and “Financial expense – Monetary and Exchange Adjustments” (Note 26) of R$ 18,310.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2008 and 2007 are as follows:

Balance as of December 31, 2006	(99,609)
Assets included due to acquisition of equity interests	(7,943)
Additional allowance recorded	(80,483)
Recovery of assets	32,949
Write-off of accounts receivable	59,447

Balance as of December 31, 2007	(95,639)
Additional allowance recorded	(75,679)
Recovery of assets	39,094
Write-off of accounts receivable	49,762

Balance as of December 31, 2008	(82,462)

8. RECOVERABLE TAXES

The balances as of December 31, 2008 and 2007 are as follows:

	2008	2007

Current
Social Contribution Prepayments - CSLL	12,254	8,653
Income Tax Prepayments - IRPJ	4,896	10,051
Social Contribution and Income Tax	26,335	10,766
Withholding Income Tax - IRRF	69,010	71,825
ICMS (State VAT)	40,432	64,221
PIS (Tax on Revenue)	3,323	2,457
COFINS (Tax on Revenue)	11,095	8,594
INSS (Social Security)	1,689	1,831
Other	5,260	3,356

Total	174,294	181,754

Noncurrent
Social Contribution Tax - CSLL	27,316	24,966
Income Tax - IRPJ	3,399	840
PIS (Tax on Revenue)	2,787	3,044
COFINS (Tax on Revenue)	-	859
ICMS (State VAT)	66,942	69,508
Other	1,504	730

Total	101,948	99,947

In noncurrent assets, the balance of “Social Contribution Tax” refers to the final favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is still awaiting the result of administrative proceedings in the Federal Revenue Service to offset the credit.

9. PREPAID EXPENSES

	Current		Non current

	2008	2007	2008	2007

Regulatory assets - (note 3)	94,106	183,979	88,952	28,647
Other	7,776	18,742	10,258	14,464

Total	101,882	202,721	99,210	43,111

10. DEFERRED TAXES

10.1 - Composition of the income tax and social contribution credits:

	2008	2007

Social Contribution Credit on:
Tax Loss Carryforwards	38,828	34,637
Tax Benefit on Merged Goodwill	199,103	234,114
Temporarily Nondeductible Differences	84,568	68,592

Subtotal	322,499	337,343
Income Tax Credit on:
Tax Loss Carryforwards	94,056	83,091
Tax Benefit of Merged Goodwill	672,154	714,041
Temporarily Nondeductible Differences	250,205	200,218

Subtotal	1,016,415	997,350
Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	13,966	-

Total	1,352,880	1,334,693

Current	220,144	168,485
Noncurrent	1,132,736	1,166,208

	1,352,880	1,334,693

Expected Recovery

The estimates for recovery of the noncurrent deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income examined by the Fiscal Council and approved by the Boards of Directors.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession.

10.3 – Accumulated balances on temporary nondeductible differences:

	2008			2007

	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)

Reserve for Contingencies	11,506	47,154	-	12,262	44,745
Pension Plan Expenses	4,770	14,247	-	5,914	17,425
Allowance for Doubtful Accounts	6,779	18,831	-	8,883	24,672
Provision for losses on the realization of RTE	239	665	-	404	1,121
Research and Development and Energy Efficiency Programs	16,243	45,114	-	14,000	38,888
Profit Sharing	1,845	5,875	-	1,604	5,138
Differences in depreciation rates due to property, plant
and equipment revaluation	11,036	30,651	-	11,109	30,859
Regulatory liability - Increase in PIS and COFINS	11,010	30,582	-	8,105	22,512
Provision for energy surpluses and shortages (Note 3 c.5)	13,456	37,379	13,886	-	-
Tariff Review - Remuneration Basis	2,819	7,830	-	-	-
Effects of Law nº 11,638/07 and MP nº 449/08 (Note 2)	1,153	3,200	80	591	1,642
Other	3,712	8,677	-	5,720	13,216

Total	84,568	250,205	13,966	68,592	200,218

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2008 and 2007:

	2008		2007

	Social contribution tax (CSLL)	Income tax (IRPJ)	Social contribution tax (CSLL)	Income tax (IRPJ)

Income before taxes	1,921,699	1,921,699	2,472,550	2,472,550
Statutory tax rates	9%	25%	9%	25%

Tax expense at statutory tax rates	(172,953)	(480,425)	(222,530)	(618,138)
Nondeductible goodwill amortization	(9,743)	(38,477)	(7,817)	(35,912)
Nondeductible supplementary monetary restatement	(1,427)	-	(1,602)	-
Dividends received from noncontrolling investments	-	-	8	22
Effect of presumed profit system	3,823	12,742	2,880	10,330
Interest on shareholders’ equity	-	-	13	35
Other additions/deductions, net	1,592	4,359	(3,542)	(4,188)

Subtotal tax expense	(178,708)	(501,801)	(232,590)	(647,851)
Tax credit allocated	9,751	34,520	486	53,326

Total Tax expense	(168,957)	(467,281)	(232,104)	(594,525)

Current tax expense	(177,629)	(488,671)	(202,083)	(560,363)
Deferred tax expense	8,672	21,390	(30,021)	(34,162)
	-	-	-	-

Intangible asset (goodwill) amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

Realization of Supplementary Monetary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8,200/90, which is not deductible for purposes of determination of social contribution.

Effect of presumed profit system – Refers to the effect of a different income tax methodology, used to register and collect income taxes and social contribution to a specific subsidiary, in 2007.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of the additional amount calculated as a result of the review of the Company’s projections. In 2007, it relates mainly to the tax benefit on goodwill of R$ 40,234 on the merger of SEMESA by the subsidiary CPFL Geração.

11. OTHER CREDITS

The composition of the balance is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

Receivables from CESP	24,021	18,277	11,964	27,204
Receivables from BAESA's shareholders	14,147	-	28,296	31,794
Advances - Fundação CESP	5,700	5,732	-	-
Pledges, Funds and Tied Deposits	436	3,137	92,977	121,403
Fund Tied to Foreign Currency Loans	-	-	30,023	17,778
Orders in Progress	16,571	19,018	2,379	-
Services Rendered to Third Parties	19,279	19,979	42	-
Reimbursement RGR	5,309	3,340	766	707
Advance Energy Purchase Agreements	2,548	8,129	40,598	29,845
Other	22,782	33,740	14,285	3,089

Total	110,793	111,352	221,330	231,820

Receivables from CESP: Refers to receivables from CESP by the subsidiary CPFL Paulista, arising from settlements made through the distribution concessionaires of São Paulo in 1993. The balance is monetarily restated according to the variation of the U.S. dollar, plus interest calculated on 50% of quarterly Libor and a spread of 0.40625% p.a., with final maturity in January 2010.

Receivables from BAESA’s shareholders: From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, the BAESA’s shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate and offset over 36 months as from January, 2009 by an increase in the price of energy billed to the shareholders Alcoa Alumínio, Companhia Brasileira de Alumínio, Camargo Corrêa Cimentos and DME Energética, and a reduction in the price to the subsidiary CPFL Geração. A credit of R$ 31,794 was recorded in 2007, and in June 2008, as a result of the final agreement, the accounts receivable were increased by R$ 7,295, set against “Other Operating Income”.

From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the same conditions and prices as the other shareholders, and the subsidiary CPFL Geração trades this energy with the subsidiaries CPFL Paulista and CPFL Piratininga.

Advances – Fundação CESP: Refer to advances to employee welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: These represent collateral offered to guarantee CCEE operations.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Services Rendered to Third Parties: Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

12. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2008 and 2007, the composition of Property, plant and equipment is as follows:

		2008			2007

	Depreciation rate (%)	Historical Cost	Accumulated Depreciation	Net Value	Net Value

In Service
- Distribution		7,856,250	(4,021,720)	3,834,530	3,623,139

Land		52,034	-	52,034	52,464
Buildings, Constructions and Improvements	2 and 4	174,058	(104,655)	69,403	77,278
Machinery and Equipment	2 to 10	7,525,057	(3,841,846)	3,683,211	3,461,062
Vehicles	10 and 20	75,850	(57,985)	17,865	19,330
Furniture and Fixtures	10	29,251	(17,234)	12,017	13,005
- Generation		2,104,478	(195,410)	1,909,068	1,343,451

Land		29,777	-	29,777	15,394
Reservoirs, Dams and Pipeline	2 to 5	778,853	(59,868)	718,985	678,007
Buildings, Constructions and Improvements	2 and 4	548,796	(43,811)	504,985	196,519
Machinery and Equipment	2 to 10	744,100	(90,112)	653,988	451,551
Vehicles	10 and 20	1,085	(638)	447	691
Furniture and Fixtures	10	1,867	(981)	886	1,289
- Commercialization		195,036	(81,314)	113,722	124,988

Land		276	-	276	277
Buildings, Constructions and Improvements	2 and 4	13,361	(9,542)	3,819	4,288
Machinery and Equipment	2 to 10	166,648	(63,921)	102,727	112,832
Vehicles	10 and 20	7,252	(4,477)	2,775	3,402
Furniture and Fixtures	10	7,499	(3,374)	4,125	4,189
- Administration		152,561	(96,973)	55,588	52,279

Land		4,833	(987)	3,846	3,301
Buildings, Constructions and Improvements	2 and 4	63,404	(34,041)	29,363	27,351
Machinery and Equipment	2 to 10	31,273	(24,298)	6,975	7,568
Vehicles	10 and 20	10,302	(5,414)	4,888	2,294
Furniture and Fixtures	10	42,749	(32,233)	10,516	11,765
- Leased assets		940,455	(241,218)	699,237	722,093

Land		4,675	-	4,675	4,675
Reservoirs, Dams and Pipeline	2 to 5	105,853	(22,650)	83,203	85,321
Buildings, Constructions and Improvements	2 to 4	523,039	(121,779)	401,260	412,734
Machinery and Equipment	2 to 10	306,795	(96,741)	210,054	219,310
Vehicles	10 to 20	14	(14)	-	-
Other	10	79	(34)	45	53

		11,248,780	(4,636,635)	6,612,145	5,865,950
In Progress
- Distribution		265,767	-	265,767	203,867
- Generation		692,458	-	692,458	801,336
- Commercialization		15,559	-	15,559	9,739
- Administration		32,459	-	32,459	22,010

		1,006,243	-	1,006,243	1,036,952

Subtotal		12,255,023	(4,636,635)	7,618,388	6,902,902

Special Obligations linked to the Concession				(1,004,041)	(919,096)

Total Property, Plant and Equipment				6,614,347	5,983,806

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.00% p.a. for the distributors and 2.6% p.a. for the generators.

Leased Assets: The leased assets refer principally to the assets of the Serra da Mesa Power Plant, leased to the concession holder (Furnas), for a 30-year period, ending in 2028 (see details in note 1). The assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

On termination of the concession, these assets and facilities revert to the Granting Authority, in return for compensation.

Construction in progress: The balance mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó generation project, with total property, plant and equipment of R$ 1,237,829 (R$ 631,293 proportional to the participation of the subsidiary CPFL Geração).

The interest on the loans taken by the projects to finance the construction is being or has been capitalized during the construction phase, and a total of R$ 77,299 (R$ 29,976 in 2007) was recorded in the consolidated financial statements.

Special Obligations linked to the Concession - Special obligations linked to electric energy utility concession represent amounts received principally from the Federal, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. As from the second cycle of the periodic tariff review, each distribution subsidiary has commenced amortizing its special obligations prospectively, using the depreciation rates applied for depreciation of the Property, plant and equipment.

Concession Agreements: On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M and as of December 31, 2008 are as follows:

	Public utilities liabilities

	Annual amount		Total amount		Payment

Companies	Total	CPFL Energia interest	Total	CPFL Energia interest	Number of parcel	Number of installment	Final

CERAN	6,282	4,083	182,178	118,416	348	Mar/2007	Feb/2036
ENERCAN	1,656	807	47,058	22,928	341	Jun/2006	Oct/2034
BAESA	17,016	4,255	493,464	123,395	348	Jun/2007	May/2036
Foz do Chapecó	34,392	17,540	962,976	491,118	336	Dec/2008	Nov/2036
Paulista Lajeado (*)	239	129	6,922	3,739	348	Jan/2004	Jan/2033

TOTAL	59,585	26,814	1,692,598	759,596

(*) The total amount relates to the Paulista Lajeado's interest of 6.93% on the concession agreement.

The subsidiaries CERAN, ENERCAN, BAESA and Paulista Lajeado record the amounts as expenses in accordance with the contractual maturities.

Impairment test

As of December 31, 2008, the Company conducted impairment tests on property, plant and equipment, as described in Note 13.2.

13. INTANGIBLE ASSETS

	2008	2007

Intangible concession asset	2,386,482	2,578,511
Other intangible assets	313,654	277,414

Total	2,700,136	2,855,925

13.1 Breakdown of the Intangible Concession Asset

	2008			2007	Annual amortization rate

	Historical Cost	Accumulated Amortization	Net Value	Net Value	2008	2007

Intangible asset acquired,
not merged
Parent company
CPFL Paulista	304,861	(59,539)	245,322	266,153	6.23%	6.63%
CPFL Piratininga	39,065	(7,446)	31,619	34,235	6.70%	6.25%
CPFL Geração	54,555	(11,405)	43,150	46,519	6.21%	6.17%
RGE	3,150	(191)	2,959	3,150	6.07%	-
Other	26	(2)	24	26	0% to 11.81%	-

	401,657	(78,583)	323,074	350,083
Subsidiaries
CPFL Jaguariúna	142,793	(21,978)	120,815	137,677	11.81%	7.33%
ENERCAN	10,233	(914)	9,319	9,814	4.83%	4.10%
Barra Grande	3,081	(649)	2,432	2,636	6.65%	7.18%
Foz do Chapecó	7,319	-	7,319	7,319	-	-
Other	17,518	(10,318)	7,200	8,279	4.99% to 11.65%	4.99% to 12.12%

	180,944	(33,859)	147,085	165,725

	582,601	(112,442)	470,159	515,808
Intangible asset acquired
and merged – Deductible
Subsidiaries
RGE	1,120,266	(700,284)	419,982	442,667	4.50%	3.67%
CPFL Geração	426,450	(186,986)	239,464	254,900	5.74%	5.26%

	1,546,716	(887,270)	659,446	697,567
Intangible asset acquired
and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(283,336)	790,690	857,635	6.23%	6.63%
CPFL Piratininga	115,762	(22,066)	93,696	101,448	6.70%	6.25%
RGE	310,127	(28,891)	281,236	299,410	5.88%	3.06%
CPFL Santa Cruz	61,685	(12,044)	49,641	58,970	15.12%	15.55%

	1,561,600	(346,337)	1,215,263	1,317,463
Subsidiaries
CPFL Leste Paulista	21,131	(8,561)	12,570	14,402	8.67%	8.38%
CPFL Sul Paulista	20,941	(8,633)	12,308	14,107	8.59%	8.44%
CPFL Jaguari	20,026	(8,272)	11,754	13,468	8.56%	8.43%
CPFL Mococa	8,444	(3,462)	4,982	5,696	8.49%	8.48%

	70,542	(28,928)	41,614	47,673

Subtotal	1,632,142	(375,265)	1,256,877	1,365,136

Total	3,761,459	(1,374,977)	2,386,482	2,578,511

Up to December 31, 2007, amounts related to the goodwill on the acquisition or increase in equity interest were recorded under Investments (“Goodwill”) and Property, plant and equipment (“Other assets not tied to the concession”). In 2008, since the enactment of Law nº 11,638/07 and the publication of CPC 04 – “Intangible Assets”, these amounts have been defined and classified as intangible assets.

• Intangible of concession asset

Corresponds to the difference between the amount paid and the equity of acquired companies on the respective acquisition dates, represented by the future benefit held by the Company regarding the right to exploit the concession. This intangible is classified as intangible assets with a finite useful life, amortized in proportion to the net income curves projected for the remaining term of the concession contract. The intangible assets related to granting of concession are as follows:

- Intangible asset acquired, not merged

The balance refers mainly to the goodwill on acquisition of all the shares held by CPFL Geração’s minority shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007. The balance also includes the intangible asset on CPFL Jaguariúna’s acquisition. These intangible assets were not subject to a merger process.

- Intangible asset acquired and merged – Deductible

The balance relates to the goodwill on the acquisition of subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01. Therefore, it is included in these amounts the corresponding tax benefit on goodwill acquisitions.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the negative impact on dividends paid to the shareholders due to goodwill amortization, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 during the merger process, resulting in the reclassification of the tax benefit arising from goodwill to Deferred Taxes Credits (note 10). As a result, those mergers also impact the investment recorded by the parent company that must recompose its equity investment through a goodwill reassessment.

• Other intangible assets

The balance mainly comprises software, with a defined useful life, and amortization of 20% p.a., and by rights of way, with indefinite useful life, recovery of which is analyzed in accordance with CPC 01 – “Impairment of Assets”.

13.2 Analysis of the recoverable value

In accordance with CPC 01 – “Impairment of Assets”, for purposes of analysis of recovery, the lowest level of cash generating unit taken into consideration was each of the concessions held, analyzed individually. The intangible asset recorded in each parent company was allocated, for purposes of this analysis, to each of these units.

The estimates of the recoverable values of the cash generating units were based on the value in use, represented by the present value of the estimated future cash flows for these assets, and on the assumptions listed below. The amounts allocated to these assumptions represent Management’s assessment of the future trends in the electricity sector and are based on both external information sources and historical data.

The projections of the cash flows were based on the operating results and projections of the Company and its subsidiaries to the end of the respective concessions, and the following main assumptions:

• Macroeconomic scenarios developed by reputable market consultants;

• Organic growth compatible with the historic data and prospects of growth of the Brazilian economy; and

• Average discount rate obtained by using methodology normally applied by the market, taking into consideration the average weighted cost of capital.

The recoverable value of these assets exceeds their book value, and there are therefore no losses due to devaluation to be recorded.

14. SUPPLIERS

As of December 31, 2008 and 2007, the balance is as follows:

	2008	2007

Current
System Service Charges	32,326	6,126
Energy Purchased	631,554	572,498
Electricity Network Usage Charges	150,346	94,931
Materials and Services	114,819	148,174
Regulatory Liability (note 3)	29,216	35,609
Other	24,083	10,616

Total	982,344	867,954

Noncurrent
Regulatory Liability (note 3)	-	223
Electricity Network Usage Charges	85,311	-

	85,311	223

Charges for Use of the Distribution System – The changes are due mainly to the recording of R$ 116,706 in relation to the pass-through to CTEEP, as mentioned in Note 6.

15. INTEREST, LOANS AND FINANCING

The composition as of December 31, 2008 and 2007 is as follows:

	2008				2007

	Interest Current and Noncurrent	Principal			Interest Current and Noncurrent	Principal

		Current	Noncurrent	Total		Current	Noncurrent	Total

At cost
LOCAL CURRENCY
BNDES - Power Increases (PCH's)	128	10,108	20,868	31,104	124	7,057	26,521	33,702
BNDES - Investment	38,770	240,638	2,069,314	2,348,722	6,165	237,671	1,637,143	1,880,979
BNDES - Regulatory asset	-	-	-	-	663	142,216	-	142,879
BNDES - Purchase of assets	30	194	3,356	3,580	16	-	869	885
Furnas Centrais Elétricas S.A.	1,158	93,666	46,833	141,657	-	47,519	111,665	159,184
Financial Institutions	2,348	37,460	162,225	202,033	45,418	233,752	143,032	422,202
Other	516	28,525	36,826	65,867	606	28,914	26,416	55,936

Subtotal	42,950	410,591	2,339,422	2,792,963	52,992	697,129	1,945,646	2,695,767

FOREIGN CURRENCY
IDB	541	4,500	73,862	78,903	669	3,133	59,394	63,196
Financial Institutions	860	5,999	67,676	74,535	1,613	66,804	55,842	124,259

Subtotal	1,401	10,499	141,538	153,438	2,282	69,937	115,236	187,455

Total at cost	44,351	421,090	2,480,960	2,946,401	55,274	767,066	2,060,882	2,883,222

At Fair Value
FOREIGN CURRENCY
Financial Institutions	58,834	102,077	1,355,922	1,516,833	29,918	95,090	798,497	923,505

Total	103,185	523,167	3,836,882	4,463,234	85,192	862,156	2,859,379	3,806,727

At cost	2008	2007	Remuneration	Amortization	Collateral

Local currency
BNDES - Power Increases
CPFL Geração	30,635	33,102	TJLP + 3.1% to 4.3% p.a.	36 a 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	469	600	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and September 2004	Guarantee of CPFL Energia and Paulista
BNDES - Investment
CPFL Paulista - FINEM I	-	1,700	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	127,157	190,161	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	134,356	125,574	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	100,498	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM I - "A"	89,605	136,740	TJLP + 4.5% to 5.0% p.a.	60 monthly installments from December 2005 to December 2012	Revenue collection / Reserve account
RGE - FINEM I - "B"	-	4,062	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006 to January 2009	Revenue collection / Reserve account
RGE - FINEM IV	96,481	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010 to December 2014	Revenue collection / Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	47,349	70,808	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	79,813	87,937	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	54,768	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,275	-	TJLP + 2.9% p.a.	54 monthly installments from July 2010	Guarantee of CPFL Energia
CPFL Santa Cruz	36,677	-	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
BAESA	151,561	166,751	TJLP + 3.125%p.a.	144 monthly installments from September 2006	Letters of Credit
BAESA	42,015	34,725	UMBND + 3.125% p.a. (2)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	340,007	372,079	TJLP + 4%p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	27,663	22,688	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	289,519	277,903	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	56,605	40,703	UMBND + 5% p.a. (2)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	127,026	104,116	TJLP + 3.69% p.a. (average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	535,829	245,032	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue
CPFL Mococa	3,015	-	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,495	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES - Regulatory asset
CPFL Paulista - Parcel "A"	-	139,760	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
RGE - Free Energy	-	494	Selic + 1% p.a.	60 monthly installments from March 2003	Revenue collection
CPFL Sul Paulista - RTE	-	2,267	Selic + 1% p.a.	79 monthly installments from March 2002	Receivables
CPFL Geração - Free Energy	-	358	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
BNDES - Purchase of assets
CPFL Brasil	3,580	885	TJLP + 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.
CPFL Geração	141,657	159,184	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	47,548	49,675	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itaú BBA	-	103,425	106.0% of CDI	1 installment in March 2011	No guarantee
Banco Santander II	-	57,690	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	-	84,419	107.5% of CDI (3)	2 installment in January and 1 installment in February 2008	No guarantee
Banco do Brasil	-	38,481	105% of CDI	1 installment in January 2008	No guarantee
CPFL Geração
Banco Itaú	101,650	-	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
CERAN
Banco Bradesco	52,835	-	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Foz do Chapecó
Banco Bradesco	-	88,512	104.6% and 107.6% of CDI	1 installment in January 2008	No guarantee
Other
Eletrobrás
CPFL Paulista	8,887	11,369	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,903	2,444	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,309	5,183	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,509	6,764	RGR + 5% p.a.	Monthly installments until April 2018	Revenue
CPFL Leste Paulista	1,136	1,250	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,694	1,892	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	35	39	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	320	356	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Other	35,074	26,639

Local Currency - At cost	2,792,963	2,695,767

Foreign currency

IDB - Enercan	78,903	63,196	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (4)
Debt Conversion Bond	9,807	9,610	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	370	845	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	375	857	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	13,881	12,434	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,533	15,650	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	29,569	22,412	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foz de Chapecó
Banco Bradesco	-	62,451	US$ + 6.5% and 3.99% p.a. (5)	1 installment in January 2008	No guarantee

Foreign currency - At cost	153,438	187,455

Total at cost	2,946,401	2,883,222

Foreign currency

At fair Value
Financial institution
Parent Company
Banco do Brasil	-	181,642	Yen + 5.7778% p.a. (9)	1 installment in September 2009	No guarantee
CPFL Paulista
Banco do Brasil	131,435	82,180	Yen + 5.7778% p.a. (6)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	490,276	326,063	Yen + 1.4824% p.a. (7)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribas	60,548	-	US$ + 4.10% p.a. (8)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	46,687	26,958	Yen + 5.7778% p.a. (9)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	787,887	306,662	Yen + 2.5% to 5.8% p.a. (10)	Installments from February 2008 to January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,516,833	923,505

Total	4,463,234	3,806,727

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 121.5% of CDI	(5) 104.5% and 107.6% of CDI		(8) 106.0% of CDI
(2) 114.0% to 133.98% of CDI	(6) 104.5% of CDI		(9) 103.5% of CDI
(3) 107.5% of CDI	(7) 102.9% of CDI		(10) 104.2% and 104.5% of CDI
(4) As certain assets are dollar indexed (Note 11), a partial swap of R$ 14,953 was contracted, converting the currency variation to 99.4% and 102.5 % of the CDI.

As shown in the breakdown in the figures above, in compliance with CPC 14 – “Financial Instruments”, the Company classified their debts as (i) financial liabilities not measured at fair value (or measured by amortized cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to improve financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities (debt and related hedge instrument) differently. The following figure provides additional information as to the amortized cost value of the debts and the comparison with the respective fair values:

	2008

	Value at amortized cost

	Interest - Current and noncurrent	Principal			Fair value (accounting balance)

Foreign currency		Current	Noncurrent	Total

At fair value
CPFL Paulista
Banco do Brasil	5,993	-	126,152	132,145	131,435
Banco ABN AMRO Real	10,800	-	529,834	540,634	490,276
CPFL Piratininga
Banco BNP Paribás	1,943	58,424	-	60,367	60,548
RGE
Banco do Brasil	3,215	43,551	-	46,766	46,687
CPFL Geração
Banco do Brasil	36,883	-	761,665	798,548	787,887

Subtotal Foreign currency	58,834	101,975	1,417,651	1,578,460	1,516,833

The changes in the fair values of these debts are recorded in the consolidated financial income (expense) of the Company. The gains obtained by marking these debts at fair value (R$ 61,627) are offset by the effects of R$ 73,885 obtained by the fair value of the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 31), generating a net loss of R$ 12,258.

Main funding:

Local currency

BNDES – Investment FINEM III (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 156,543 from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining amount of R$ 31,701 during the year. The interest was paid quarterly until December 15, 2007 and as from January 15, 2008 the payments are made monthly.

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 100,000 and the remaining balance of R$ 245,990 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV – (RGE) – The subsidiary obtained approval for financing of R$ 258,418 BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 96,000 and the remaining balance of R$ 162,418 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM II (CPFL Piratininga) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 94,327 from the BNDES in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining balance of R$ 6,811 during the year. The interest was paid quarterly to December 15, 2007, and amortized monthly as from January 15, 2008.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary has received the amount of R$ 54,500 to date, and the remaining balance of R$ 100,678 is scheduled for release by the end of 2009. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES - Investment (CERAN) – Installments of the loan from the BNDES contracted in February 2004 for financing of the 14 de Julho project, amounting to R$ 21,327 (R$ 13,863 in proportion to the participation of CPFL Geração), were released in 2008. The remaining balance of R$ 4,400 (R$ 2,860 in proportion to the participation of CPFL Geração) is scheduled for release in January 2009. The interest and principal have been paid monthly since November 2008.

BNDES - Investment (Foz do Chapecó) – Installments of the total loan of R$ 1,655,838 approved by the BNDES in July 2007 for financing of the construction work on the Foz do Chapecó Hydropower Plant, amounting to R$ 513,117 (R$ 261,690 in proportion to the participation of CPFL Geração) were released in 2008. The remaining balance of R$ 645,048 (R$ 328,974 in proportion to the participation of CPFL Geração) is scheduled for release by October 2010. The interest and principal will be paid monthly as from October 2011.

Financial Institutions (CPFL Santa Cruz) – The subsidiary contracted a loan of R$ 34,000 from Banco HSBC, in order to finance working capital requirements. The interest will be paid in a single installment, together with the principal, in June 2011.

Financial Institutions (CPFL Geração) – Relates to a bank credit bill of R$ 100,000 issued in April 2004 by the subsidiary RGE in favor of Banco Itaú, which was assumed by the subsidiary CPFL Geração in November 2008 through a private agreement for the assumption of debt, with discharge scheduled for March 2011.

Financial Institutions (CERAN) – CERAN contracted a loan of R$ 88,000 (R$ 57,200 in proportion to the participation of CPFL Geração) from Banco Bradesco, in order to honor short-term commitments. The interest and principal have been paid monthly since November 2008.

Foreign Currency

Financial Institutions (CPFL Piratininga) – The subsidiary contracted a foreign currency loan of R$ 42,428 from Banco BNP Paribas in March 2008, Resolution 2770, maturing in February 2009, to reinforce its working capital.

Financial Institutions (CPFL Geração) - To honor commitments already assumed, the subsidiary settled the loans of R$ 230,617 from the Banco do Brasil, and contracted a new credit line of R$ 406,760 with the same institution, with a significant extension of the maturity terms.

The maturities of the principal noncurrent balances of loans and financing, taking into consideration only the respective amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated

2010	522,196
2011	1,153,120
2012	800,185
2013	244,454
After 2013	1,178,656

Total	3,898,611

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, considering the effects of conversion of derivatives, are shown below:

	Accumulated Variation in %		% of Debt

Index	2008	2007	2008	2007

IGP-M	9.81	7.75	4.24	7.75
UMBND	33.86	(16.78)	5.62	3.81
TJLP	6.25	6.38	49.74	67.25
CDI	12.38	11.82	38.93	13.82
SELIC	12.48	11.85	-	5.30
Other	-	-	1.47	2.07

			100.00	100.00

RESTRICTIVE CONDITIONS

BNDES

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the contract; and (iii) maintaining certain financial ratios within preestablished parameters, as follows:

CPFL Paulista

• Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 and subsequent years, if applicable;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 0.90 from 2008, if applicable.

CPFL Piratininga

• Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 in 2009 and subsequent years, if applicable;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 for 2007 and subsequent years, if applicable.

RGE

BNDES - FINEM I

• Net indebtedness divided by EBITDA – less or equal to 3.0.

• Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

BNDES - FINEM IV

• Net indebtedness divided by EBITDA – less or equal to 2.5.

• Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

CPFL Geração

The loans raised from the BNDES by the indirect jointly-controlled subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

The subsidiary ENERCAN’s loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained a written confirmation that this review will not involve declaration of early maturity of the loan contract.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

Management believes that the Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts with financial institutions.

16. DEBENTURES

						2008				2007

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company 3rd Issue
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	20,047	-	450,000	470,047	15,983	-	450,000	465,983
CPFL Paulista
2nd Issue
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	8,606	119,680	-	128,286	7,109	-	119,680	126,789
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	8,430	170,599	-	179,029	7,368	-	155,217	162,585
3rd Issue
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	7,083	-	640,000	647,083	5,328	-	640,000	645,328

						24,119	290,279	640,000	954,398	19,805	-	914,897	934,702
CPFL Piratininga
1st Issue
1st series	40,000	104.4% of the CDI p.a.	104.4% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	27,176	-	400,000	427,176	22,641	-	400,000	422,641
2nd Issue
Unique series	1	106.45% of the CDI p.a.	104.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	3,479	-	100,000	103,479	-	-	-	-

						30,655	-	500,000	530,655	22,641	-	400,000	422,641
RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	2,033	1,903	26,200	30,136	3,660	-	26,200	29,860
2nd series	20,380	106.0% of CDI p.a.	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	7,058	203,800	-	210,858	5,584	-	203,800	209,384
3rd Issue
1st series	1	CDI + 0.60% p.a. (2)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,110	-	100,000	101,110	888	-	100,000	100,888
2nd series	1	CDI + 0.60% p.a. (3)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	9,671	-	140,000	149,671	-	-	-	-
3rd series	1	CDI + 0.60% p.a. (4)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,290	-	40,000	42,290	-	-	-	-
4th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
5th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-

						25,584	205,703	406,200	637,487	10,132	-	330,000	340,132

CPFL Geração

2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	645	80,930	-	81,575	1,720	150,416	80,758	232,894

BAESA
1st Serie	9,000	100% of the CDI + 0.3% p.a.	100% CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	532	3,164	21,359	25,055	1,008	3,164	25,560	29,732

2nd Serie	9,000	100% of the CDI + 0.4% p.a.	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	530	-	9,331	9,861	235	1,037	7,257	8,529

						1,062	3,164	30,690	34,916	1,243	4,201	32,817	38,261

						102,112	580,076	2,026,890	2,709,078	71,524	154,617	2,208,472	2,434,613

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.7% of CDI			(4) 104.9% of CDI

The maturities of the noncurrent balance of debentures are scheduled as follows:

Maturity	Consolidated

2010	206,275
2011	670,401
2012	494,201
2013	494,201
After 2013	161,812

TOTAL	2,026,890

CPFL Piratininga

On October 1, 2008, the subsidiary CPFL Piratininga issued debentures in a public offer, as decided in a meeting of the Company’s Board of Directors held on September 29, 2008. The debentures are 2nd issue, registered, book entry, single series, subordinated debentures, not convertible into shares, with a unit par value of R$ 100,000 (one hundred million reais) on the issue date, bearing interest of 106.45% of the CDI. The charges will be paid on October 1, 2009 and 2010, and on amortization of the principal, maturing on May 2, 2011. The debentures were issued in order to settle, in October 2008, a promissory note from the Banco do Brasil, intended to cover working capital requirements.

RGE

On December 1, 2007, the subsidiary RGE made the third issuance of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares with no scheduled renegotiation option with a total value of R$ 380,000. The objective of the issue was to adjust the financial position of RGE, provide sufficient liquidity to cover the investments in fixed assets and permit the liquidation of debts with maturities to 2009. The first series was subscribed and fully paid in December 2007, to the amount of R$ 100,000, and the others were fully paid up in 2008, to the amount of R$ 280,000. The interest on the debentures is paid half-yearly, on the first day of the month in accordance with the issue date of each series.

RESTRICTIVE CONDITIONS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

• Ratio of net debt to EBITDA - less or equal to 3.75; and

• Ratio of EBITDA to financial income - higher or equal to 2.25.

CPFL Paulista

• Ratio of net debt to EBITDA - less or equal to 3.0; and

• Ratio of EBITDA to financial expenses – higher or equal to 2.25.

CPFL Piratininga

• Ratio of net debt to EBITDA - less or equal to 3; and

• Ratio of EBITDA to financial expenses - higher or equal to 2.25.

RGE

• Total debt divided by EBITDA – less or equal to 3.0;

• EBITDA divided by the financial expenses – higher or equal to 2.0;

• Total debt divided by the total capitalization – less or equal 0.55.

BAESA

The debentures issued by the indirect subsidiary BAESA provide for early maturity if the total indebtedness exceeds 75% of its total assets.

Certain debentures of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

In the Company’s opinion, these restrictive conditions and clauses are being adequately complied with.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations.

17. EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social (“ELETROCEEE”), the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

• benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

• scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiary in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and monetarily restated at the IGP-DI (FGV). Under the Contractual Addendum signed with Fundação CESP on January 17, 2008, the payment terms changed to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the Supplementary Pensions Department (“SPC”), which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation as of December 31, 2008 is R$ 702,696 (R$ 560,190 as of December 31, 2007).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension in relation to the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation as of December 31, 2008, is R$ 183,507 (R$ 145,813 as of December 31, 2007).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. As of December 31, 2008, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 14,237 (R$ 11,318 as of December 31, 2007).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

The amounts recognized in the balance sheet as of December 31, 2008 and 2007, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Present value of actuarial liabilities with cover	3,067,116	774,598	174,721	66,094	4,082,529
Fair value of plan assets	(2,413,252)	(618,671)	(180,708)	(51,207)	(3,263,838)

Present value of liabilities exceeding fair value of assets	653,864	155,927	(5,987)	14,887	818,691
Adjustments due to deferments allowed
Unrecognized actuarial losses	(240,138)	(39,296)	(8,527)	(8,180)	(296,141)
Unrecognized cost of past service	-	(68)	-	-	(68)

Net actuarial liability to be recognized	413,726	116,563	(14,514)	6,707	522,482
Decrease of 50% on Actuarial Assets (*)	-	-	7,203	-	7,203

Net actuarial Assets/Liabilities recognized on balance sheet	413,726	116,563	(7,311)	6,707	529,685

	2007

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Present value of actuarial liabilities with cover	2,713,230	668,386	158,354	57,653	3,597,623
Fair value of plan's assets	(2,330,144)	(590,696)	(192,306)	(51,602)	(3,164,748)

Present value of liabilities exceeding fair value of assets	383,086	77,690	(33,952)	6,051	432,875
Adjustments due to deferments allowed
Unrecognized actuarial gains	150,862	66,525	26,913	3,604	247,904
Unrecognized cost of past service	-	(79)	-	-	(79)

Net actuarial liability to be recognized	533,948	144,136	(7,039)	9,655	680,700
Decrease of 50% on Actuarial Assets (*)	-	-	3,519	-	3,519

Net actuarial Assets/Liabilities recognized on balance sheet	533,948	144,136	(3,520)	9,655	684,219

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Actuarial losses in excess of 10% of the Plan's liabilities or assets not recognized as of December 31, 2008 will have to be recognized by means of amortization during the remaining useful lives of the plan's participants.

The changes in net actuarial liabilities are as follows:

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)
Sponsor's Contributions during the year	(53,904)	(15,209)	(108)	(1,162)	(70,383)

Net actuarial liability at the end of the year	413,726	116,563	(7,311)	6,707	529,685
Other contributions	12,464	297	9,687	149	22,597

TOTAL	426,190	116,860	2,376	6,856	552,282

Current	31,956	9,004	2,376	752	44,088
Noncurrent	394,234	107,856	-	6,104	508,194

Total	426,190	116,860	2,376	6,856	552,282

	2007

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Net actuarial liability at the beginning of the year	635,436	168,972	12	11,942	816,362
Income recognized in income statement	(36,023)	(6,418)	(3,532)	(914)	(46,887)
Sponsor's Contributions during the year	(65,465)	(18,418)	-	(1,373)	(85,256)

Net actuarial liability at the end of the year	533,948	144,136	(3,520)	9,655	684,219
Other contributions	8,056	258	27,810	181	36,305

TOTAL	542,004	144,394	24,290	9,836	720,524

Current	45,034	14,234	4,016	1,200	64,484
Noncurrent	496,970	130,160	20,274	8,636	656,040

Total	542,004	144,394	24,290	9,836	720,524

The external actuary's estimate of the expenses and/or revenue to be recognized in 2009 and the revenues recognized in 2008, is as follows:

	2009 Estimated

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Cost of service	1,445	5,469	1,256	165	8,335
Interest on actuarial liabilities	303,015	76,981	17,626	6,532	404,154
Expected return on assets	(304,351)	(77,554)	(18,387)	(6,468)	(406,760)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial losses	-	-	-	62	62

Subtotal	109	4,907	495	291	5,802
Expected contributions from participants	(32)	(1,297)	(1,095)	-	(2,424)

Subtotal	77	3,610	(600)	291	3,378
Decrease of 50% on Prepaid Pension Expense (*)	-	-	300	-	300

Total (Income) Expense	77	3,610	(300)	291	3,678

	2008 Realized

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Cost of service	1,083	4,574	1,236	106	6,999
Interest on actuarial liabilities	268,186	66,472	16,010	5,702	356,370
Expected return on assets	(335,556)	(82,021)	(23,373)	(7,455)	(448,405)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	(1,239)	-	(1,239)

Subtotal	(66,287)	(10,964)	(7,366)	(1,647)	(86,264)
Expected contributions from participants	(31)	(1,400)	-	(139)	(1,570)

Subtotal	(66,318)	(12,364)	(7,366)	(1,786)	(87,834)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	3,683	-	3,683

Total income	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Total revenue of R$ 84,151 (R$ 46,887 in 2007) was recorded in the “Operating costs” account in the statement of income.

The principal assumptions considered in the actuarial calculations on the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2009	2008	2009	2008

Nominal discount rate for actuarial liabilities:	10.24% p .a.	10.24% p .a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	12.32% p.a.
Estimated Rate of nominal salary increase:	6.08% p .a.	6.08% p .a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for establishingnominal rates above)	4.0% p .a.	4.0% p .a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30/(Service time+1)	0.30/(Service time+1)	null	null

(*) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.
(**) CPFL Paulista and CPFL Geração 14.82% p.a. and CPFL Piratininga 14.14% p.a.

18. REGULATORY CHARGES

	2008	2007

Fee for the Use of Water Resources	3,325	2,327
Global Reverse Fund - RGR	7,451	5,741
ANEEL Inspection Fee	2,030	1,873
Fuel Consumption Account - CCC	48,194	27,195
Energy Development Account - CDE	33,054	31,560

Total	94,054	68,696

19. TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

As of December 31, 2008 and 2007, the balance is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

ICMS (State VAT)	276,111	294,760	-	-
PIS (Tax on Revenue)	8,996	11,668	-	-
COFINS (Tax on Revenue)	41,474	52,910	2,242	249
IRPJ (Corporate Income Tax)	100,883	186,489	3,091	12,140
CSLL (Social Contribution Tax)	15,313	39,846	1,112	4,140
Other	21,562	18,429	-	-

Total	464,339	604,102	6,445	16,529

20. RESERVE FOR CONTINGENCIES

	2008				2007

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)

Labor
Various	55,105	49,363	5,742	59,288	66,610	51,443	15,167	35,184

Civil
General Damages	14,450	14,450	-	49,957	14,716	12,670	2,046	20,509
Tariff Increase	10,635	3,157	7,478	15,341	15,872	4,068	11,804	5,998
Energy Purchased	13,014	13,228	(214)	-	40,809	28,168	12,641	-
Other	6,695	5,451	1,244	10,138	9,792	8,610	1,182	14,308

	44,794	36,286	8,508	75,436	81,189	53,516	27,673	40,815
Tax
FINSOCIAL	18,478	18,478	-	34,171	18,171	18,171	-	33,603
Increase on basis - PIS and COFINS	1,276	710	566	301	2,592	-	2,592	301
Interest on Shareholders’ Equity -
PIS and COFINS	70,301	-	70,301	-	46,811	-	46,811	-
Income Tax	59,708	40,013	19,695	416,506	52,400	32,323	20,077	375,267
Other	7,993	5,148	2,845	14,271	8,280	3,423	4,857	12,874

	157,756	64,349	93,407	465,249	128,254	53,917	74,337	422,045

Total	257,655	149,998	107,657	599,973	276,053	158,876	117,177	498,044

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

	2007	Addition	Reversal	Payment	Monetary Restatement	2008

Labor	66,610	1,973	(3,562)	(9,931)	15	55,105
Civil	81,189	7,204	(17,233)	(26,366)	-	44,794
Tax	128,254	28,214	(5,664)	(397)	7,349	157,756

Reserve for Contingencies - Gross	276,053	37,391	(26,459)	(36,694)	7,364	257,655

Escrow Deposits (1) + (2)	656,920	97,818	(29,404)	(26,767)	51,404	749,971

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) Labor: The principal labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims). Under the terms of the Bandeirante spin-off protocol, the subsidiary CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in the proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) Personal damages: Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

d) Energy purchased: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit on the grounds of disagreement with the physical amounts established by ANEEL, alleging a discrepancy in the calculations and making monthly escrow deposits of the amounts in question.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS – Interest on Shareholders’ Equity: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

g) Income tax: For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. In the case of the subsidiary RGE, it refers to a request for suspension of a decision of the Federal Revenue Office, in order to considering the deductibility of amounts paid to supplement the retirement provisions of beneficiaries of Fundação ELETROCEEE.

For the subsidiary CPFL Paulista, refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit in order to allow the discussions to be continued, the subsidiary made an escrow deposit, which, monetarily restated to December 31, 2008, amounts to R$ 414,690 (R$ 373,116 restated to December 31, 2007). This deductibility also affected other taxes and, in order to be able to continue discussions, the subsidiary offered in guarantee (bank guarantees) a total of R$ 228,095, restated as of December 31, 2008. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be a classified as remote.

h) Other - Tax: Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions on similar cases considered to be probable or remote. Consequently, no allowances were provided. The claims relating to possible losses as of December 31, 2008 were as follows: (i) R$ 230,267 for labor cases (R$ 211,432 as of December 31, 2007); (ii) R$ 492,093 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 398,739 as of December 31, 2007); and (iii) R$ 525,326 referring to claims on tax issues, principally Income Tax, ICMS (VAT), FINSOCIAL, PIS and COFINS (R$ 466,769 as of December 31, 2007).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Consolidated Financial Statements, or that might result in the significant impact on future earnings.

21. OTHER

	Current		Noncurrent

	2008	2007	2008	2007

Consumers and Concessionaires	50,544	55,724	-	-
Regulatory Liability (note 3)	248,437	150,360	1,371	137
Energy Efficiency Program - PEE	36,979	45,241	71,613	59,853
Research & Development - P&D	37,182	34,280	57,049	44,535
National Scientific and Technological Development Fund - FNDCT	27,979	24,220	228	3,257
Energy Research Company - EPE	13,605	12,264	114	1,113
Fund for Reversal	-	-	17,751	17,751
Advances	6,962	11,475	47,180	82,597
Interest on Compulsory Loan	2,464	2,608	-	-
Provision for Environmental Expenses	6,330	778	544	3,684
Payroll	8,481	9,617	-	-
Profit sharing (Note 27)	23,048	23,893	-	-
Other	62,887	57,263	11,344	6,565

Total	524,898	427,723	207,194	219,492

Consumers and Concessionaires: Refers to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named “Programa de Universalização”. Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

Research and Development and Energy Efficiency Programs (PEE, P&D, FNDCT and EPE) – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to monthly restatement, at the SELIC rates, to realization.

Advances: Current balances refer to advances made by consumers to carry out work and services. Noncurrent refers to the contribution made exclusively by the shareholder Chapecoense to Foz do Chapecó. The subsidiary CPFL Geração will contribute funds relating to its participation in proportion to the requirements of the Foz do Chapecó Project.

Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

22. SHAREHOLDERS’ EQUITY

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. The shares are negotiated abroad in the form of American Depositary Receipts – ADRs, which individually are represented by 3 common shares.

According to its Bylaw, the Company is authorized to increase its capital, when approved by the Board of Directors, of an additional 500,000,000 common shares. The Shareholders’ equity is represented by 479,910,938 outstanding common shares, without par value, distributed as follows:

	Amount of shares

	2008		2007

Shareholders	Common Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	133,653,591	27.85	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	29,821,870	6.21	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	3,112	-
Executive Officers	31,152	0.01	30,964	0.01
Other Shareholders	78,033,923	16.26	77,714,111	16.19

Total	479,910,938	100.00	479,910,938	100.00

22.1 - Interest on Shareholders’ Equity and Dividend

In July 2008, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 601,576, corresponding to R$ 1.253516809 per share, on the results of the first half-year of 2008.

During 2008, the Company made a payment of R$ 1,315,355 in respect of the dividends declared on December 31, 2007 and June 30, 2008.

22.2 – Allocation of Net Income for the Year

The Company’s By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, the Company’s management is proposing distribution of the remaining balance of the net income, through the declaration of R$ 606,105 in the form of dividends, corresponding to R$ 1.262952547 per share, as shown below:

Allocation of Net Income

Net income - Parent company	1,275,692
Adjustment of Law n° 11,638/07 and MP n° 449/08 (note 2)	(4,318)
Prescribed Dividend	92
Constitution of Legal Reserve	(63,785)

Net Income Base for Allocation	1,207,681
Interim Dividend	(601,576)
Proposed Dividend	(606,105)

23. OPERATING REVENUES

	No. of Consumers (*)		GWh (*)		R$ thousand

Revenue from Eletric Energy Operations	2008	2007	2008	2007	2008	2007

Consumer class
Residential	5,564,167	5,368,159	11,649	10,766	4,499,677	4,555,313
Industrial	77,678	87,091	16,066	16,692	4,096,703	4,123,411
Commercial	494,103	483,929	6,938	6,509	2,411,256	2,494,199
Rural	233,420	264,642	2,449	2,511	438,726	482,039
Public Administration	42,172	40,766	1,027	972	339,364	352,223
Public Lighting	6,683	4,882	1,355	1,284	267,188	276,622
Public Services	6,520	6,291	1,634	1,590	420,279	448,637

Billed	6,424,743	6,255,760	41,118	40,324	12,473,193	12,732,444
Own Consumption	724	714	32	30	-	-
Unbilled (Net)	-	-	-	-	(66,184)	(32,826)
Emergency Charges - ECE/EAEE	-	-	-	-	1	48
Regulatory assets and liabilities (note 3)	-	-	-	-	(112,396)	(344,450)

Electricity sales to final consumers	6,425,467	6,256,474	41,150	40,354	12,294,614	12,355,216

Furnas Centrais Elétricas S.A.			3,034	3,026	322,879	298,818
Other Concessionaires and Licensees			5,077	3,842	554,620	284,983
Current Electric Energy			1,440	1,863	70,840	99,141

Electricity sales to wholesaler			9,551	8,731	948,339	682,942

Revenue due to Network Usage Charge - TUSD					858,117	799,634
Regulatory Assets and Liabilities (note 3) - Low Income Consumer´s Subsidy					62,943	13,934
Other Revenue and Income					207,900	355,658

Other operating revenues					1,128,960	1,169,226

Total					14,371,913	14,207,384

(*) Information not examined by the independent accountants

In Revenue due to Network Usage Charge – TUSD, R$ 109,655 in 2008 relates do the CUSDg pass-through agreement with AES Tietê, as mentioned in Note 6.

The changes in Other Revenue and Income are mainly due to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

24. COST OF ELECTRIC ENERGY

	GWh (*)		R$ thousand

Electricity Purchased for Resale	2008	2007	2008	2007

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	11,085	10,990	976,638	982,990
Furnas Centrais Elétricas S.A.	1,261	1,207	98,004	88,598
CESP - Cia Energética de São Paulo	1,711	1,071	137,411	83,999
Cia de Geração de Energia Elétrica do Tietê	302	377	28,140	32,631
Duke Energy Inter. Ger. Paranapanema S.A.	219	1,195	15,930	116,076
Tractebel Energia S.A.	7,128	8,110	941,865	1,006,452
Petróleo Brasileiro S.A. Petrobrás	1,718	1,717	194,004	195,924
CHESF - Cia Hidro Elétrica do São Francisco	1,121	634	89,901	43,223
CEMIG - Cia Energética de Minas Gerais	723	295	77,347	22,472
TermoRio S.A.	309	-	63,083	-
Enguia Gen	72	-	39,615	-
AES Uruguaiana Ltda.	1,243	1,244	112,690	163,188
Câmara de Comercialização de Energia Elétrica - CCEE	2,820	783	246,689	108,429
Other	3,436	2,051	503,154	249,273

	33,148	29,674	3,524,471	3,093,255
Energy Purchased in the Free Market - ACL	16,183	18,488	1,497,619	1,313,965

	49,331	48,162	5,022,090	4,407,220
Regulatory assets and liabilities (note 3)	-	-	239,291	48,726
Credit of PIS and COFINS	-	-	(473,709)	(403,666)

Subtotal	49,331	48,162	4,787,672	4,052,280

Electricity Network Usage Charge
Basic Network Charges			840,325	633,490
Transmission from Itaipu			73,928	66,602
Connection Charges			52,744	49,314
Charges of Use of the Distribution System			24,718	15,392

System Service Charges - ESS			166,321	5,016
			1,158,036	769,814
Regulatory assets (note 3)			(166,312)	(1,413)
Credit of PIS and COFINS			(87,936)	(65,620)

Subtotal			903,788	702,781

Total			5,691,460	4,755,061

(*) Information not examined by the independent accountants

In Basic Network Charges, R$ 98,396 of the amount recorded in 2008 relates to the agreement on collection for use of the distribution network from CTEEP as mentioned in Note 6.

25. OPERATING EXPENSES

	2008	2007

Sales Expenses
Personnel	67,029	55,388
Materials	2,919	2,444
Outside Services	69,853	59,669
Allowance for Doubtful Accounts	36,585	47,534
Depreciation and Amortization	11,082	9,977
Collection Tariffs and Services	48,481	47,570
Other	10,512	205,471

Total	246,461	428,053
General and Administrative Expenses
Personnel	142,806	115,537
Materials	7,225	5,548
Outside Services	153,565	149,450
Leases and Rentals	5,684	4,397
Depreciation and Amortization	22,004	20,386
Publicity and Advertising	5,527	11,644
Legal, Judicial and Indemnities	19,719	24,574
Donations, Contributions and Subsidies	6,117	7,324
Other	22,525	15,044

Total	385,172	353,904
Other Operating Expenses
Inspection Fee	24,803	21,258
Loss (gain) on the write-off of noncurrent assets	12,284	23,780
Loss due to Non Use of Studies and Projects	14,567	5,914
Allowance for RTE and Free Energy Losses (note 3)	800	9,735
Other Operating Expenses	563	4,383

Total	53,017	65,070

Intangible of concession amortization	192,029	176,306

Total	876,679	1,023,333

The changes in “Other” in Sales Expense is due mainly to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

26. FINANCIAL INCOME (EXPENSE)

	2008	2007

Financial income
Yield on temporary cash investments	134,728	106,635
Late payment charges	112,297	111,057
Interest on prepaid income and social contribution taxes	6,417	18,823
Monetary variations	-	118,010
Interest — CVA and Parcel “A”.	45,720	68,300
Discount on purchase of ICMS credit	11,469	14,557
Interest — Extraordinary tariff adjustment (note 3)	604	20,542
Dividends received from noncontrolling investments	-	87
PIS and COFINS - Interest on shareholder’s equity (note 19)	(18,133)	(17,761)
Derivatives	294,211	-
Other	55,978	59,092

Subtotal	643,291	499,342

Financial expense
Debt charges	(593,527)	(526,423)
Banking expenses	(2,291)	(81,175)
Monetary variations	(419,641)	-
Derivatives	-	(232,529)
Other	(42,153)	(33,921)

Subtotal	(1,057,612)	(874,048)

Net financial expense	(414,321)	(374,706)

27. EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 34,641 was recorded in 2008 in the consolidated financial statements (R$ 28,699 in 2007). After the prepayment in 2008, a balance of R$ 23,048 is provisioned in the consolidated financial statements (Note 21).

28. SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2008
Revenues	12,778,694	385,651	1,207,557	11	-	14,371,913
(-) Intersegment revenues	51,804	546,318	882,352	-	(1,480,474)	-
Operating income (loss) (a)	1,525,173	546,986	301,966	(38,106)	-	2,336,019
Income before income taxes	1,395,575	321,521	314,219	(109,616)	-	1,921,699
Net Income	916,868	241,936	217,501	(100,613)	-	1,275,692
Total Assets (**)	9,389,542	4,507,553	387,570	1,958,508	-	16,243,173
Capital Expenditures	664,602	501,709	11,277	316	-	1,177,904
Depreciation and Amortization (b)	473,836	88,023	2,965	100	-	564,924

2007
Revenues	12,985,618	329,227	892,539	-	-	14,207,384
(-) Intersegment revenues	11,557	371,990	985,397	-	(1,368,944)	-
Operating income (loss) (a)	2,055,374	465,041	352,211	(25,370)	-	2,847,256
Income before income taxes	1,890,828	319,751	358,106	(96,276)	-	2,472,409
Net Income	1,235,771	281,853	239,292	(116,189)	-	1,640,727
Total Assets (**)	11,068,728	3,851,905	255,772	421,596	-	15,598,001
Capital Expenditures	700,728	445,334	1,113	6,210	-	1,153,385
Depreciation and Amortization (b)	469,888	76,785	1,388	100	-	548,161

(a) Operating income for the commercialization segment includes the effect of intersegment transactions. The commercialization intersegment transactions are principally with the distribution segment.

(b) From the total amount of depreciation and amortization described above R$ 225,115 (R$ 206,669 in 2007) is classified as Operating Expenses which is comprised of R$ 192,029 (R$ 176,306 in 2007) related to Amortization of Intangible assets (Goodwill) and R$ 33,086 (R$ 30,363 in 2007) related to sales, marketing, general and administrative expenses (note 25).

(*) Refers to investment in other subsidiaries that act as a holding company.
(**)The intangible asset recorded in the parent Company was allocated to the respective segments.

29. RELATED PARTY TRANSACTIONS

The Company’s main shareholders comprise the following groups:

• VBC Energia S.A.

Controlled by two major Brazilian industrial groups: Camargo Corrêa, with diverse operations in segments such as construction, cement, footwear, textiles, aluminum and highway concessions, among others; and Votorantim, which operates in various business segments, including pulp and paper, aluminum, metal and steel, among others (See Note 33 concerning change in share control).

• Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobrás de Seguridade Social – PETROS and (d) Fundação SABESP de Seguridade Social – SABESPREV.

• 521 Participações S.A.

Controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. The direct and indirect participations in operating subsidiaries are described in Note 1 (Operations).

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties. Those entities in which the controlling shareholders participate in the respective Boards of Directors, even without exercising control, are regarded as exercising significant influence. Balances and transactions involving related parties are shown in tables 29.1 and 29.2.

The main transactions are described below:

a) Bank deposits and short-term investments – Refer mainly to bank deposits and short-term financial investments, in accordance with Note 4.

b) Loans and Financing, debentures and derivatives contracts - Funds raised in accordance with Note 15 and Note 16, contracted under normal market conditions, in force at the time.

c) Other Financial Transactions – The amounts in relation to Votorantim Energia and Banco Itaú are basically financial guarantee costs. The amounts in relation to Banco do Brasil are bank costs and collection expenses. The Company also has an Exclusive Investment Fund, managed by Votorantim Asset Management and BB DTVM, which charge management fees under normal market conditions for such management. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which will be appropriated as income in the consolidated statement of income over the term of the contract.

d) Property, plant and equipment, Materials and Service Provision – Refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e) Energy sales in the free market – Refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f) Energy purchases in the free market – Refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g) Other revenue – Refers basically to revenue from rental of use of the distribution system for telephony services.

The subsidiaries that are concessionaires of the public distribution service charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

In addition, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, in accordance with Note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing such transactions.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 15 and 16.

The total remuneration of key management personnel in 2008, as required by CVM Decision nº 560/2008, was R$ 12,392. This amount comprises R$ 11,994 in respect of short-term benefits and R$ 398 for post-employment benefits.

29.1 Transactions between related parties involving controlling shareholders and entities under common control or with significant interest

	Assets		Liabilities		Revenue		Expense		Purchases

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Bank deposits and short-term investments
Banco do Brasil	67,480	38,120	-	-	2,663	2,117	383	3,398	-	-
Banco Itaú S.A.	26,145	95,086	-	-	616	954	33	1,705	-	-
Banco Votorantim S.A.	57,390	52,970	-	-	7,227	6,948	-	-	-	-
Loans and Financing and Derivatives contracts
Banco do Brasil	266,531	-	1,036,739	767,109	-	-	84,109	92,232	-	-
Banco Itaú S.A.	2,943	-	101,263	103,425	-	-	3,110	15,014	-	-
Other financial transactions
Banco do Brasil S.A.	-	-	8,646	-	455	-	2,403	4,864	-	-
Banco Itaú S.A.	-	-	-	-	-	-	1,536	5,633	-	-
Votorantim Energia Ltda	-	-	-	-	-	-	192	117	-	-
Votorantim Asset Management	-	-	-	-	-	-	200	115	-	-
BB DTVM	-	-	-	-	-	-	5,686	6,274	-	-
Energy sales in the free market
Camargo Correa Cimentos S.A.	-	-	-	-	2,028	-	-	-	-	-
Cimento Rio Branco S.A.	7	-	-	-	641	7,402	-	-	-	-
Citrovita Agroindustrial Ltda	2	2	-	-	-	-	-	-	-	-
Companhia Vale do Rio Doce	-	-	-	-	1,024	2,801	-	-	-	-
NC Energia S.A.	2,055	530	-	-	23,652	8,699	-	-	-	-
Ripasa S.A Celulose e Papel	-	5	-	-	4,586	4,125	-	-	-	-
Santista Textil S.A.	-	-	-	-	2,724	1,852	-	-	-	-
Siderúrgica Barra Mansa S.A.	28	-	-	-	-	-	-	-	-	-
Energy purchases in the free market
Celesc -Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	1,642	-	-
Cemig Geração e Transmissão S.A.	-	-	-	-	-	-	906	12,503	-	-
Companhia Vale do Rio Doce	-	-	-	-	-	-	466	-	-	-
Votener -Votorantim Comercializadora de Energia Ltda	-	-	-	-	21,555	10,949	1,964	-	-	-
Property, plant and equipment, Materials and Service Provision
Anfreixo S.A.	-	-	-	-	-	-	-	-	7	13
Brasil Telecom S.A.	-	-	56	19	-	-	1,088	1,585	-	-
Camargo Correa Cimentos S.A.	-	-	3	-	-	-	222	246	-	-
Camargo Correa Equipamentos e Sistemas S.A.	-	-	346	-	-	-	-	-	4,998	5,472
Camargo Correa S/A	-	-	-	-	-	-	-	136	-	-
Cemig Distribuição S.A.	-	-	-	-	-	-	-	30	-	-
Cimento Rio Branco S.A.	-	-	6	655	-	-	-	-	-	14,467
Companhia Brasileira de Aluminio	-	-	-	305	-	-	3,002	3,176	880	7,805
Companhia de Eletricidade do Estado da Bahia -Coelba	-	-	-	13	-	-	221	115	-	-
Construções e Comércio Camargo Correa S.A.	11,187	1,300	561	9,444	-	-	-	-	127,904	167,993
Essencis Co-Processamento Ltda	-	-	-	-	-	-	21	-	-	-
Essencis Remediação S.A.	-	-	-	-	-	-	25	-	-	-
Essencis Soluções Ambientais S.A.	-	-	-	-	-	-	56	-	-	-
Petroflex Ind. E Com, S.A.	-	-	-	-	-	-	4,316	2,263	-	-
Ripasa S.A. Celulose e Papel	-	-	-	-	47	52	-	-	-	-
Siderúrgica Barra Mansa S.A.	-	-	-	706	-	-	-	-	1,684	5,691
Tivit Tecnologia da Informação S.A.	-	-	-	-	-	-	-	1,595	-	-
Tivit Terceirização de Tecnologia e Serviços S.A.	-	-	348	37	-	-	4,440	1,884	-	-
Votorantim Cimentos Brasil Ltda	-	-	6	318	-	-	-	-	17,658	1,677
WEG Equipamentos Elétricos S.A	-	-	1,391	-	-	-	2,714	4,489	1,511	-
WEG Industriais S.A.	-	-	-	-	-	-	-	916	-	-

Other revenue
Brasil Telecom S.A.	-	828	-	-	10,499	9,846	-	-	-	-

29.2 Transactions between related parties involving subsidiaries and jointly-controlled:

	Assets		Liabilities		Revenue		Expense

	2008	2007	2008	2007	2008	2007	2008	2007

Dividend / Interest on shareholders' equity
Companhia Paulista de Força e Luz	289,654	418,555	-	-	-	-	-	-
Companhia Piratininga de Força e Luz	127,922	157,521	-	-	-	-	-	-
CPFL Geração de Energia S.A.	244,332	175,228	-	-	-	-	-	-
CPFL Comercialização Brasil S.A.	123,918	108,678	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	22,336	37,211	-	-	-	-	-	-
Rio Grande Energia S.A.	59,110	93,672	-	-	-	-	-	-
Perácio Participações S.A.	17,660	17,498	-	-	-	-	-	-

Expense allocation
Companhia Paulista de Força e Luz	1	-	141	3	-	-	1,703	-
Companhia Piratininga de Força e Luz	-	-	20	-	29	-	382	-
CPFL Geração de Energia S.A.	-	-	-	-	-	-	-	-
CPFL Comercialização Brasil S.A.	-	-	15	-	-	-	228	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	3	-	-	76	35

Intercompany loans
CPFL Atende Centro de Contatos e Atendimento Ltda	1,045	-	-	-	14	-	-	-

Advance for future capital increase
Perácio Participações S.A.	409,310	409,310	-	-	-	-	-	-

Other
Perácio Participações S.A.	4,233	4,233	-	-	-	-	-	-

30. INSURANCE (*)

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance policies cover the following:

DESCRIPTION	TYPE OF COVER	2008	2007

Property, Plant and	Fire, Lightning, Explosion, Machinery breakdown,
Equipment	Electrical Damage and Engeneering Risk	5,279,330	4,213,735
Transport	National Transport	75,600	43,700
Stored Materials	Fire, Lightning, Explosion and Robbery	27,830	36,700
Automobiles	Comprehensive Cover	11,163	86,639
Civil Liability	Electric Energy Distributors	220,424	166,615
Personnel	Group Life and Personal Accidents	127,715	116,974
Other	Operational risks and other	559,377	377,905

TOTAL		6,301,439	5,042,268

(*) Information not examined by the independent auditors.

The amounts for 2008 and 2007 include the risk cover in relation to CPFL Energia’s participation in the generation projects.

31. FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

I. Loans and receivables

These are financial assets with fixed or determinable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), (ii) dividends and interest on capital and, (iii) other credits (Note 11).

II. Calculated at fair value through profit or loss

These are financial assets that are (i) maintained for short-term trading, (ii) denominated at fair value with the objective of improving financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the statement of income.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

III. Held-to-maturity investments

These are non derivative financial assets with fixed or determinable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 5) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

IV. Available for sale

Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of improving financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the statement of income.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss

These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 14), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 21).

Risk Considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk arises from the possibility that the Company may incur losses and cash constraints on accounts due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the Company has contracted hedge/swap operations so that a great part of those liabilities are indexed to domestic index variations (CDI).

The Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans, financing and debentures. For some loans borrowed in local currency, the Company has, as counterparts, regulatory assets updated according to the variation of the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also increased the share of loans linked to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the subsidiaries in view of the dispersal in the number of customers and the policy of collection and supply cuts for delinquent customers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

Risk of Acceleration of Debts: The Company has loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company is exposed. Historically, the financial instruments contracted by the Company supported by these tools have produced adequate risk mitigation results. The Company is used to contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. Furthermore, the Company does not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly has internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the contractual conditions, discounted to present value at market interest rates, based on information obtained from the BM&F, Bovespa and Andima websites.

Accordingly, the market value of a security corresponds to its maturity value marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph. In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value, which may be compared to the amounts raised in the market, as of December 31, 2008 and 2007, as follows:

	2008		2007

	Accounting balance	Fair value	Accounting balance	Fair value

Loans and financing (note 15)	(2,946,401)	(2,750,478)	(2,883,222)	(2,759,980)
Debentures (note 16)	(2,709,078)	(2,735,823)	(2,434,613)	(2,462,556)

Total	(5,655,479)	(5,486,301)	(5,317,835)	(5,222,536)

Derivatives

As previously mentioned the Company uses derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company has an exchange hedge amount compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company are fully aligned with the debts protected, and in order to improve financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently, the respective debts were designated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company does not use hedge accounting for derivative operations.

The swap transactions of the Company as of December 31, 2008 are shown below:

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market	Counterparts

Derivatives for protection of debts designated at fair value

CPFL Paulista
Exchange variation hedge	161,604	(55,874)	105,730	163,596	(57,866)	yen	08/2009 to 01/2012	1,142,339	Over-the-counter	ABN, Banco do Brasil

CPFL Piratininga
Exchange variation hedge	13,554	-	13,554	13,428	126	dollar	02/2009	42,428	Over-the-counter	BNP Paribas

CPFL Geração
Exchange variation hedge	235,080	-	235,080	251,057	(15,977)	yen	04/2010 to 01/2011	486,760	Over-the-counter	Banco do Brasil

RGE
Exchange variation hedge	15,308	-	15,308	15,476	(168)	yen	09/2009	27,000	Over-the-counter	Banco do Brasil

Subtotal	425,546	(55,874)	369,672	443,557	(73,885)

Derivatives for protection of debts not designated at fair value

CPFL Energia (Parent Company)
Hedge interest rate variation(1)	-	(1,326)	(1,326)	(167)	(1,159)	CDI + spread	03/2009 to 09/2014	450,000	Over-the-counter	Citibank

CPFL Paulista
Exchange variation hedge	-	2,799	2,799	2,742	57	dollar	04/2009	11,450	Over-the-counter	HSBC, Itau BBA

CPFL Geração
Hedge interest rate variation(2)	554	-	554	635	(81)	IGP-M	06/2010	77,104	Over-the-counter	Unibanco, Santander, HSBC
Exchange variation hedge	7,003	-	7,003	6,177	826	dollar	01/2009 to 06/2009	64,898	Over-the-counter	HSBC, Santander, Itau BBA

	7,557	-	7,557	6,812	745

RGE
Hedge interest rate variation(1)	257	(3)	254	(7)	261	CDI + spread	06/2009 to 12/2013	380,000	Over-the-counter	Santander, Citibank
Exchange variation hedge	35	-	35	35	-	dollar	01/2009	366	Over-the-counter	HSBC

	292	(3)	289	28	261

Subtotal	7,849	1,470	9,319	9,415	(96)

Total	433,395	(54,404)	378,991	452,972	(73,981)

Current	36,520	(53,443)	(16,923)
Noncurrent	396,875	(961)	395,914

Total	433,395	(54,404)	378,991

* For further details of terms and informationa bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above at fair value, the effects were minimized by the option exercised by the Company also to mark at fair value the debts tied to hedge instruments. It is shown below the effects of marking the debts at fair value, offsetting the losses determined only for the respective tied derivatives:

Company	Derivative (*)	Debt	Net

CPFL Paulista	(57,866)	51,068	(6,798)
CPFL Piratininga	126	(181)	(55)
CPFL Geração	(15,977)	10,661	(5,316)
RGE	(168)	79	(89)

	(73,885)	61,627	(12,258)

(*)  Refer only to debt derivatives designated at fair values.

The Company has recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In 2008 and 2007, the derivatives resulted in the following impacts on the consolidated statement of income:

	Hedged risk /		2008	2007

Company	Operation	Account	Gain (loss)

CPFL Energia	Exchange variation	Financial expense - Swap transactions	8,126	(32,874)
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(412)	(22)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	2,629	(2,758)
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	40,003	(110,013)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	(53,067)	(3,788)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	13,428	(16,613)
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	126	-
CPFL Geração	Exchange variation	Financial expense - Swap transactions	277,553	(60,933)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	223	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	(11,104)	(3,804)
RGE	Exchange variation	Financial expense - Adm other financial exp	16,153	(2,848)
RGE	Interest rate variation	Financial expense - Adm other financial exp	302	2,318
RGE	Marking to market	Financial expense - Derivatives adjust fair value	251	(1,194)

			294,211	(232,529)

Effects of the initial compliance with CPC 14

Due to the initial compliance with CPC 14 – “Financial instruments”, the Company and its subsidiaries retrospectively marked the derivatives and certain debts with tied derivatives at fair value. The following table shows a breakdown of the adjustments made:

	2008		2007		Previous years

Company	Derivative	Debt	Derivative	Debt	Derivative	Debt

CPFL Energia	2,629	(2,114)	(2,758)	2,727	(1,030)	(613)
CPFL Paulista	(53,067)	49,169	(3,788)	2,389	(954)	(490)
CPFL Piratininga	126	(181)	-	-	-	-
CPFL Geração	(11,104)	8,581	(3,804)	2,141	(324)	(61)
RGE	251	(103)	(1,194)	182	1,036	-

	(61,165)	55,352	(11,544)	7,439	(1,272)	(1,164)

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 106,567 to the IDB and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 32,572 for the year, which will only be recovered after the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 696,246. As a hedge against exchange exposure, the subsidiary contracted derivatives used as a hedge directly tied to the indebtedness of R$ 621,711. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 14,953 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction 475/08, the Company performed sensitivity analysis of the main risks to which its consolidated financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at December 31, 2008 were maintained, the simulation of the effects on the consolidated financial statements by type of financial instrument for three different scenarios would be:

Instruments	Exposure (R$ thousands)	Risk	Exchange depreciation of 7%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**

Financial asset instruments	66,008	apprec.dollar	4,621	16,502	33,004
Financial liability instruments	(340,737)	apprec.dollar	(23,852)	(85,184)	(170,369)
Derivatives - Plain Vanilla Swap	150,920	apprec.dollar	10,564	37,730	75,460

	(123,809)		(8,667)	(30,952)	(61,905)

Financial liability instruments	(1,456,286)	apprec.yen	(101,940)	(364,071)	(728,143)
Derivatives - Plain Vanilla Swap	1,456,286	apprec.yen	101,940	364,071	728,143

	-		-	-	-

	(123,809)		(8,667)	(30,952)	(61,905)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of December 31, 2008 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 13.6% p.a.; IGP-M – 9.81% p.a.; TJLP – 6.25% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 560,468. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

Instruments	Exposure (R$ thousands)	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**

Financial asset instruments	1,375,189	CDI variation	(26,541)	46,756	93,513
Financial liability instruments	(2,610,384)	CDI variation	50,380	(88,753)	(177,506)
Derivatives - Plain Vanilla Swap	(1,650,162)	CDI variation	31,848	(56,106)	(112,211)

	(2,885,357)		55,687	(98,103)	(196,204)

Financial liability instruments	(398,370)	IGP-M variation	3,426	(9,770)	(19,540)
Derivatives - Plain Vanilla Swap	71,099	IGP-M variation	(611)	1,744	3,487

	(327,271)		2,815	(8,026)	(16,053)

Financial liability instruments	(2,175,262)	TJLP variation	5,438	(33,988)	(67,977)

Total decrease (increase)	(5,387,890)		63,940	(140,117)	(280,234)

* The CDI, IGP-M and TJLP indexes considered of 11.67%, 8.95% and 6%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

32. COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

	Duration	2009	2010	2011	2012	Thereafter	Total

Energy purchase contracts (except Itaipu)	2 to 20 years	4,659,026	5,199,031	5,762,177	5,927,696	81,212,452	102,760,382
Itaipu	20 years	779,634	825,864	863,067	897,181	14,398,392	17,764,138
Power plant construction projects (a)	2 to 31 years	339,067	130,183	33,843	4,903	13,300	521,296

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share, public utilities liabilities (note 12), and bank guarantees relating to the jointly-controlled under development companies described in Note 1.

33. SUBSEQUENT EVENTS

33.1 - Tariff adjustment

33.1. a) CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista

On January 27, 2009, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, as shown in the following table:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

Verified Revenue	192,302	77,004	47,999	73,724	87,327
Sector Charges	23,419	13,993	5,932	9,573	13,090
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637
Transmission of Energy	19,238	9,647	5,594	8,727	11,092

Parcel A	139,878	64,853	34,967	47,713	66,819
Parcel B	72,974	20,626	18,083	33,810	30,810

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629
Financial Components	28,530	300	351	1,924	(149)

Total revenue	241,382	85,779	53,401	83,447	97,480

Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%
Total tariff adjustment	24.09%	11.36%	11.18%	12.94%	11.64%

ANEEL also ratified the final result of the second tariff review cycle of the above-mentioned companies, as shown below:

	Financial Repositioning		Xe Factor

	Provisional	Final	Provisional	Final

CPFL Santa Cruz	-9.73%	-17.05%	0.22%	0.00%
CPFL Jaguari	-0.35%	-3.79%	2.10%	1.69%
CPFL Mococa	-8.40%	-10.41%	0.24%	0.00%
CPFL Leste Paulista	-2.69%	-3.22%	1.07%	0.57%
CPFL Sul Paulista	-2.98%	-4.73%	1.31%	0.74%

For further information on the effects of the second tariff review cycle on the accounts, see Note 3c.1.

33.1. b) CPFL Paulista and RGE

On April 7, 2009 and April 14, 2009, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Paulista and RGE, respectively.

	CPFL Paulista	RGE

Verified Revenue	4,640,667	1,902,839

Sector Charges	690,911	222,227
Purchase of Electric Energy	2,793,363	1,089,099
Transmission of Energy	425,052	201,789

Parcel A	3,909,326	1,513,115

Parcel B	1,361,615	588,468

Income Required (Parc. A + B)	5,270,941	2,101,583

Financial Components	402,812	178,722

CVA	232,828	113,340
Energy surpluses and shortages	28,125	(1,949)
Advances	117,093	138,013
Low Income Subsidy	33,047	1,519
Discounts on TUSD and Irrigation Subsidy	6,122	1,625
Connection and Frontier Charges	3,932	(2,073)
2008 tariff review recalculation	(11,979)	(50,899)
Subsidy for Cooperatives	-	(16,178)
CCEAR exposure	(5,534)	-
Other components	(821)	(4,676)

Financial Repositioning	13.58%	10.44%
Financial Components	7.64%	8.50%
Total Repositioning	21.22%	18.95%

ANEEL also ratified the final result of the second tariff review cycle of the above-mentioned companies, as shown below:

	Financial Repositioning		Xe Factor

	Provisional	Final	Provisional	Final

CPFL Paulista	-13.69%	-14.07%	0.83%	0.96%
RGE	-5.38%	-8.11%	0.66%	0.00%

33.2 - Change of share control

On January 30, 2009, in a Relevant Fact announced to the market, the shareholder VBC Energia S.A. disclosed the signing of the Share Purchase Agreement and Other Covenants by Camargo Corrêa S.A. (“CCSA”), Construções e Comércio Camargo Corrêa S.A. (“CCCC”), and Votorantim Participações S.A. (“VPAR”), for the purchase of all the shares held by VPAR in Átila Holdings S.A., representing 50% of the voting and total capital of VBC Energia S.A.

As a result of this acquisition, which occurred on February 20, 2009, CCSA indirectly holds all the shares of VBC Energia S.A.. This operation does not represent conveyance of control of VBC Energia S.A. or of the Company for purposes of Law nº. 6.404/76.

33.3 – Restructuring transaction of Perácio, CPFL Jaguariúna and subsidiaries

As described in note 1, the corporate restructuring involving CPFL Energia, Perácio, CPFL Jaguariúna and its subsidiaries was concluded during the first quarter of 2009.

The first step of this restructuring consisted in the merger of Perácio by CPFL Jaguariúna. Perácio was therefore terminated and the subsidiary CPFL Jaguariúna succeeded to its assets, rights and obligations.

The second step consisted in the spin-off of CPFL Jaguariúna, through (i) the transfer of goodwill and related tax benefit to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração, and (ii) a capital reduction in which it basically transferred the investments in the aforementioned subsidiaries to the parent Company.

After the restructuring, CPFL Energia now holds directly the investments in CPFL Jaguariúna, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração. This transaction had no effect on the Company’s shareholders equity or results of operations.

33.4 – Issuance of promissory notes

In April, 2009, it was approved and issued by the respective Board of Directors the issuance of promissory notes to the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari. The subsidiaries plan to issue promissory notes totaling R$495 million in the consolidated, of which R$445 million will become due in 360 days and the remaining R$50 million will become due in 180 days. These notes will be issued at 118% of CDI, and will be guaranteed by CPFL Energia.

34. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008.

I - Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	2008	2007

Net income under Brazilian Accounting Principles	1,275,692	1,640,727
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(1,747)	(3,305)
Interest capitalized under U.S. GAAP	30,514	32,577
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	730	627
Depreciation of capitalized interest under U.S. GAAP	(7,798)	(7,917)
Effect of disposals on capitalized interest	(255)	(279)
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(40,080)	(48,247)
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	8,038	6,873
Effect of disposals on capitalized administrative costs	196	141
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(223)	(224)
Effect of disposals on monetary restatement	(17)	(14)
Accounting for the effects of regulation:
Reversal for expenditure on research and development and energy efficiency programs	-	48,517
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	5,090	539
Effect of disposals of property, plant and equipment	(12,118)	(13,081)
Reversal of intangible assets of concession amortization under Brazilian Accounting Principles	192,029	176,306
Amortization of intangible assets of concession under U.S. GAAP	(218,072)	(209,761)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)
Reversal of deferred tax expense related to the amortization of merged goodwill recorded under Brazilian Accounting Principles	66,091	46,025
Accounting for the leasing transactions:
Reversal of revenues recorded under Brazilian Accounting Principles, net of taxes on revenues	(322,878)	(298,903)
Recognition of income on the investment in direct financing lease under U.S. GAAP, net of taxes on revenues	278,874	257,064
Reversal of depreciation recorded under Brazilian Accounting Principles	22,728	22,892
Deferred costs:
Operating expenses – amortization of preoperating expenses capitalized under Brazilian Accounting Principles, net	14,853	1,078
Pension and other benefits:
Difference in actuarial liability	5,777	5,992
Financial Instruments:
Adjustment to record loans and financing at fair value	(49,316)	(7,742)
Amortization of loan guarantees — FIN 45	(3,426)	(5,595)
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	(4,206)	11,839
Other	(105)	(2,085)
Deferred income and social contribution taxes effect on the above adjustments	15,487	42,221
Effect of above adjustments on minority interest	(2)	(2,287)

Net income under U.S. GAAP	1,237,240	1,675,362
Other comprehensive income (loss) – post-retirement benefit obligation, net of tax effects	(360,444)	(6,184)

Comprehensive income under U.S. GAAP	876,796	1,669,178

Weighted average number of common shares outstanding — basic	479,910,938	479,762,222
Basic earnings per share	2.578	3.492

Weighted average number of common shares outstanding — diluted	479,910,938	479,762,222
Diluted earnings per share	2.578	3.492

	2008	2007

Shareholders’ equity under Brazilian Accounting Principles	5,018,619	4,950,516
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(35,184)	(33,540)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	19,036	18,370
Capitalization of interest under U.S. GAAP	245,920	215,926
Accumulated depreciation	(56,430)	(48,858)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(209,008)	(169,201)
Reversal of accumulated depreciation	26,826	18,865
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,785	12,826
Accumulated depreciation	(7,320)	(7,121)
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	1,005,342	985,417
Accumulated depreciation	(276,700)	(249,747)
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles	(3,761,459)	(3,761,460)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other" noncurrent asset	12,828	12,828
Reversal of accumulated amortization	1,374,977	1,182,948
Recognition of intangible asset of concession under U.S. GAAP	5,679,070	5,677,996
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,896,018)	(1,659,330)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(962,830)	(962,830)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	213,107	147,016
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	488,369	534,312
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(940,455)	(942,394)
Reversal of accumulated depreciation	241,218	218,490
Deferred costs:
Reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(37,015)	(45,952)
Reversal of amortization of preoperating expenses capitalized under Brazilian Accounting Principles	22,171	16,255
Pension and other benefits:
Difference in actuarial liability	(289,006)	251,345
Financial Instruments:
Adjustment to record loans and financing at fair value	(55,591)	(6,275)
Accumulated amortization of loan guarantees — FIN 45	(17,832)	(14,406)
Founder shares	(5,237)	(5,237)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated proportionally under Brazilian Accounting Principles	(27,973)	(23,776)
U.S. GAAP adjustments on investment at cost	(115,283)	(113,919)
Reversal of proposed dividends	606,105	718,889
Other	(2,167)	(1,978)
Deferred income and social contribution taxes effect on the above adjustments	(396,694)	(597,855)
Effect of the above adjustments on minority interest	77,559	77,187

Shareholders’ equity under U.S. GAAP	6,448,184	6,891,761

II – Statement of changes in shareholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,

	2008	2007

Shareholders’ equity under U.S. GAAP — beginning balance	6,891,761	6,781,355
Comprehensive income:
Net income for the year	1,237,240	1,675,362
Other comprehensive income (loss) – pension plan, net of tax effects of R$ 185,683 (2007 – R$ 3,197)	(360,444)	(6,184)

Comprehensive income	876,796	1,669,178
Capital increase	-	5,513
Lapsed dividend	92	-
Dividends and Interest on shareholders’ equity	(1,320,465)	(1,564,285)

Shareholders’ equity under U.S. GAAP — ending balance	6,448,184	6,891,761

Accumulated other comprehensive income (expense), net of tax effects of R$ 100,887 (2007 – R$ 84,796)	(195,842)	164,602

In 2007, due to acquisition of RGE’s minority interest, the Company acquired R$ 67 of its adjustment to other comprehensive income account, in addition to the R$ 6,184 recorded as expenses.

III – Description of GAAP differences

Following is a summary of the significant differences between Brazilian Accounting Principles and U.S. GAAP:

a) Capitalization of Interest Costs

Under Brazilian Accounting Principles, the Company capitalizes interest costs of borrowed funds only for those transactions in which it was established by contract the direct use of funds. Additionally, the Company has capitalized through December 31, 2001 inputted interest on shareholders’ funds applied to construction in progress.

Under U.S. GAAP, in accordance with SFAS 34, Capitalization of Interest Costs, interest incurred on borrowings is capitalized by the weighted average cost, to the extent that borrowings do not exceed construction in progress. Interests on shareholders’ funds are not capitalized. Under U.S. GAAP, the amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

b) Capitalization of Administrative Costs

Under Brazilian Accounting Principles, from 2005 up to 2007, administrative expenses under fixed assets in progress were capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. From this date on, the Company changed this criterion to that one adopted until March 2002, which consists in to capitalize administrative expenses by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. This practice is not accepted under U.S. GAAP and consequently, the effects have been reversed in the U.S. GAAP reconciliation.

c) Monetary restatement of 1996 and 1997

As mentioned in Note 2.2. f, under Brazilian Accounting Principles, the Company was required to discontinue accounting for the effects of inflation in Brazil as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997, and consequently, the Company continued to record the effects of inflation using the Market General Price Index (IGP-M) up to 1997.

The U.S. GAAP income adjustment represents the depreciation of the monetary restatement and disposals of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

d) Accounting for the Effects of Regulation

Under Brazilian accounting principles, the Company is entitled by ANEEL to recognize regulatory assets and liabilities that will be settled in the future through a tariff mechanism (note 3). Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is an expectation that it will be included in the next tariff adjustment, which is performed by ANEEL on an annual basis.

Under U.S. GAAP, the Company is subject to the provisions of SFAS 71 “Accounting for the Effects of Certain Types of Regulation” and additional guidance as Emerging Issues Task Force (“EITF”) 92-7 “Accounting by Rate Regulatory Utilities for Certain Alternative Revenue Programs”.

All regulatory assets and liabilities, as described in note 3, refers to (i) costs that will be recovered (or reimbursed to the consumers) through a tariff mechanism, or (ii) deferred income which is expected to be recovered in a period that do not exceed 24 months.

Therefore, there is no adjustment related to the accounting effects of regulation, except for the research and development and energy efficiency programs as described below:

- Research and development and energy efficiency programs:

The Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This income is recorded on invoicing by the concessionaires, which also establish a provision in respect of expenditure not yet incurred for these programs, as mentioned in note 21.

A parcel of the amounts realized included amounts that were capitalized in the earlier years of the concession agreement. In accordance with U.S. GAAP, the provisions of SFAS 71 “Accounting for the Effects of Certain Types of Regulation” require recognition of the amount invoiced in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss).

During 2006 and 2007, several discussions were made by the distributions concessionaires and ANEEL regarding when research and development resources was initially applied, since it was only officially established after the first cycle of periodic tariff review which occurred in 2003. In its Official Letter No. 2,409/2007, ANEEL established additional guidelines and rules to be applied to 2007’s year ended closing, which made reference to the fact that research and development resources are those established through the tariff rate setting process.

Based in ANEEL’s Official Letter, the Company’s management considers that the amounts capitalized in the earlier years of the Concession were investments made by the Company, and the provisions recorded under U.S. GAAP should be completely reversed in 2007’s income statement. Accordingly, there are no difference between Brazilian Accounting Principles and U.S. GAAP regarding research and development and energy efficiency programs.

e) Business Combinations and Goodwill

Before Law nº 11,638/07, according to the accounting practice adopted in Brazil on the acquisition of subsidiaries, the difference between the purchases price paid and the book value was recorded as goodwill, which was amortized on a straight-line basis over a ten-year period if supported by projections of future profitability. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess was amortized over the remaining useful lives of the related assets. Companies also had the option to amortize the goodwill over the remaining term of the related concession. If the goodwill did not fall into one of the above categories, it was written off. The acquirer was permitted to defer amortization of goodwill for several months until the acquired company become operational.

The enactment of Law nº 11,638/07 and the publication of accounting pronouncements as “CPC 04 – Intangible Assets” and “CPC 13 - Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08”, modified the Brazilian Accounting Principles regarding this matter basically through the recognition of a new subgroup under Noncurrent Assets called “Intangibles” (note 2.2. g) which comprises (i) intangibles assets with finite useful lives subject to amortization (i.e. the right to exploit the concession), and (ii) intangible assets with indefinite useful lives subject annually to an impairment test (i.e. goodwill).

Pursuant to the new law, the goodwill that was related to the right to exploit the concession was reclassified to “intangible” with finite useful life and continues to be amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Under U.S. GAAP, pursuant to SFAS 141, “Business Combinations” are accounted for by the purchase method of accounting. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class.

Under U.S. GAAP, the Company allocated in its Intangible, the right to exploit the concession, similar to the new criteria established under Brazilian Accounting Principles. However it was calculated on the date of acquisitions based on models that discount the concession’s future cash flows to present value.

Additionally, under Brazilian Accounting Principles, up to 2003, this intangible was amortized by the straight line method and since 2004, as required by ANEEL, it has been amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee. However, under U.S. GAAP, the intangible determined through the purchase price allocation method has always been amortized based on the straight line method.

For all business acquisition, during the purchase price allocation, only R$ 7,777 was attributed to goodwill and recorded by the Company under U.S. GAAP.

Consequently, the U.S. GAAP adjustments represent the reversal of the intangible and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) — addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination after reducing to zero the amounts that otherwise would have been assigned to certain acquired assets.

• 2007 – Acquisition of CPFL Jaguariúna (former CMS Brasil)

In June 2007, the Company acquired 100% of CPFL Jaguariúna’s total capital comprising of 94,810,080 common shares and 94,810,080 preferred shares. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to SFAS 141.

The fair values of the consolidated assets acquired and liabilities assumed at the acquisition date are summarized in the table below:

CPFL
Jaguariúna

Current assets	2,818
Noncurrent assets	766
Investment on subsidiaries (i)	418,941

Total assets acquired	422,525

Current liabilities	10,582
Noncurrent liabilities	-

Total liabilities assumed	10,582

Net assets acquired	411,943

(i) Investment in subsidiaries:

	CPFL Leste	CPFL Sul	CPFL	CPFL	Jaguari	CPFL	CPFL	Total
	Paulista	Paulista	Jaguari	Mococa	Geração	Planalto	Serviços

Current assets	24,812	41,887	23,738	16,276	4,987	221	7,478	119,399
Noncurrent assets	15,572	18,988	12,928	5,754	4	-	814	54,060
Investment on subsidiaries	-	-	-	-	56,572	-	-	56,572
Property, plant and equipment	94,297	61,998	46,321	32,723	-	-	3,773	239,112
Intangible assets	18,355	55,164	28,749	19,726	-	-	-	121,994

Total assets acquired	153,036	178,037	111,736	74,479	61,563	221	12,065	591,137
Current liabilities	22,527	26,557	22,214	10,964	56	274	2,360	84,952
Noncurrent liabilities	19,114	15,004	9,894	5,973	-	-	26	50,011

Total liabilities assumed	41,641	41,561	32,108	16,937	56	274	2,386	134,963

Net assets	111,395	136,476	79,628	57,542	61,507	(53)	9,679	456,174

% acquired	93.20%	87.80%	90.15%	89.75%	90.15%	100.00%	89.81%
Net assets acquired	103,820	119,826	71,785	51,644	55,449	(53)	8,693	411,164
Purchase price paid	103,820	119,826	71,785	51,644	55,449	(53)	16,470	418,941

Goodwill	-	-	-	-	-	-	7,777	7,777

Under U.S. GAAP, the purchase price allocation for this acquisition resulted in the identification of R$ 7,777 related to the goodwill.

• Pro forma information (unaudited):

The following summary presents the Company’s unaudited pro forma consolidated statement of operations for the year ended December 31, 2007, in accordance with Brazilian Accounting Principles, as if the acquisition of CPFL Jaguariúna had been completed at the beginning of 2007.

2007

Operating revenues	14,408,453
Net operating revenues	9,544,244
Operating income	2,876,242
Net income	1,635,166
Earnings per share	3.407

The pro forma information is only presented for comparative purposes and does not intend to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

f) Accounting for Lease transactions

The adjustment under this caption is comprised mainly by the Serra da Mesa Lease Agreement. As described in Note 1.2, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted annually by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease (note 12). Under U.S. GAAP, using the criteria set forth in SFAS 13, “Accounting for Leases,” the lease is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. Therefore, the contingent rentals for 2008 and 2007 was R$ 204,582 and R$ 180,846, respectively. The assets relating to this lease are presented separately in Note 12.

Following are the components of the net investment for all leasing transactions:

	Year ended December 31,

	2008	2007

Net investment in direct financing lease – current	43,559	44,531
Net investment in direct financing lease – noncurrent	444,810	489,781

Total net investment in direct financing lease	488,369	534,312

Minimum lease payments receivable (*)	5,764,167	5,652,901
Less: Unearned income	(5,275,798)	(5,118,589)

Total net investment in direct financing lease	488,369	534,312

(*) At December 31, 2008, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 321,995 in 2009, R$ 321,995 in 2010, R$ 321,995 in 2011, R$ 322,878 in 2012 and R$ 321,995 in 2013.

g) Deferred Costs

Before Law 11,638/07, the Company has capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

According to Law 11,638/07, beginning in 2009, the Brazilian Accounting Principles will be similar to U.S. GAAP, and the deferral of costs will not be allowed. However, the remaining balance as of December 31, 2008 will be maintained up to its complete amortization.

h) Pension and Other Benefits

Under U.S. GAAP, SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS 87 and SFAS 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS 158 are presented in Note 34 (IV-a).

i) Financial Instruments

i. Fair value measurements

The Company recognizes derivatives, specific foreign currency debts, financial guarantees and founder shares at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In September 2006, the FASB issued SFAS 157, which defines a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurement; however it establishes additional disclosures about instruments measured at fair value. That pronouncement has been effective since January 1, 2008.

Furthermore, SFAS 157 also provides requirements of three-level hierarchy for fair value measurements based upon the observable and unobservable inputs to the valuation of a financial instrument at the measurement date. SFAS 157 defines observable inputs as market data obtained from independent sources, and unobservable inputs reflect market assumptions.

The three-level hierarchy of fair value is, as followed:

• Level 1: Quoted prices for identical instruments in active market;
• Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;
• Level 3: Instruments whose significant inputs are unobservable.

The classification according to the fair value hierarchy of Company´s financial instruments measured at fair value according to U.S.GAAP is determined in the table below:

	2008

	Level 1	Level 2

Cash equivalents	420,205	-
Investments for trading	204,383	-
Derivatives	-	378,991
Loans and financing	-	(1,572,424)

	624,588	(1,193,433)

The determination of fair value under Brazilian GAAP and the method required by FAS 157 to determine fair value under US GAAP did not result in a material difference and has not been included in the income and shareholders' equity reconciliations between BR GAAP and US GAAP.

ii. Derivatives

As discussed in Note 31, in order to minimize its financing costs and to manage interest and exchange rate exposure, the Company enters into cross currency swap agreements to effectively convert a parcel of its foreign currency denominated variable-rate debt to Brazilian reais accruing interest at the CDI rate (Interbank deposit rate).

Before Law nº 11,638/07, under Brazilian Accounting Principles, any differential to be paid or received under these contracts was recorded in an accrual basis as an asset or liability, with a corresponding adjustment to interest expense in the statement of income. The fair value of these contracts was not recognized in the consolidated financial statements.

However, in 2008 the Brazilian accounting principle related to this matter was changed and the derivative instruments are now recognized on the balance sheet as either an asset or a liability, measured at fair value, as demonstrated in note 31. Any change in the derivative’s fair value is recognized currently in the statement of income, since the Company does not adopted hedging accounting.

Pursuant to CVM Decision n° 506/06 and SFAS 154 “Accounting Changes and Error Corrections”, this change in accounting principle was recorded retroactively in the consolidated financial statements.

Since the current practice adopted in Brazil is similar to the accounting practice established by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” no difference is no longer recorded in the reconciliation note.

iii. Loans and financing recorded at Fair Value

Law 11,638/07 and the Brazilian account pronouncement CPC 14 – Financial Instruments, changed the current accounting principle allowing the Company to choose to measure many financial instruments at fair value. Similar to SFAS 159 – “The Fair Value Option for Financial Assets and Financial Liabilities”, the objective is to improve financial reporting providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under Brazilian Accounting Principles, the Company has chosen to measure at fair value, any financial liability as loans and financing when it is linked directly to a derivative hedging instrument, also measured at fair value. As described in note 2.1, this accounting principle was established in Brazil in 2008, and it was applied retroactively for every period presented.

Since the Company, up to December 31, 2007, had not chosen to apply SFAS 159 as established by the transitional rule, under U.S. GAAP, every financial instruments with the characteristics described above remains recognized by the amortized cost. Consequently, the difference in accounting principles is reflected in the reconciliation note.

All financial liabilities contracted as of January 1, 2008 with the characteristics described above have the same classification under Brazilian Accounting Principles and U.S. GAAP, and therefore are measured at fair value.

iv. Effect of guarantees recorded under FIN 45

Under Brazilian Accounting Principles, no specific pronouncement addresses the accounting requirements for guarantees. Therefore, the issuance of guarantees is not recorded in the financial statements.

Under U.S. GAAP, for guarantees issued the Company follows the Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In 2004, 2005 and 2007, the Company issued guarantees for the jointly-controlled subsidiaries CERAN, ENERCAN and Foz do Chapecó, respectively, in an amount higher than its ownership interest in each subsidiary, as shown in the table below. In addition, there are other guarantees given by the subsidiaries’ shareholders, such as the pledge of their shares and the rights emerging from the concession. In case of default, the Company may take judicial action against the subsidiaries, in an attempt to recover any amounts disbursed. For more information regarding these loans see note 15.

Under U.S. GAAP, the Company does not consolidate CERAN, ENERCAN and Foz do Chapecó, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantees issued amounting to R$ 48,170, R$ 3,036 and R$ 20,103 for CERAN, ENERCAN and Foz do Chapecó, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee. The CERAN’s, ENERCAN’s and Foz do Chapeco’s guarantees were issued until the loan’s final maturity, up to the Project Completion Date and until the power plant commercial start-up regarding guarantees, respectively. The offsetting entries were recorded as asset and are being realized through realization of the amount relating to the Company’s investment, which represents the ownership interest in each jointly-controlled subsidiary, or through reimbursement to the Company by the other jointly-controlled shareholder.

			Foz do
	CERAN	ENERCAN	Chapecó	Consolidated

Total indebtedness as of December 31, 2008 (*):	(727,923)	(161,952)	(1,050,645)
CPFL Energia's indirect interest in the investment:	65%	48.72%	51%
Percentage guaranteed by CPFL Energia	100%	57.27%	60%
Liability as of December 31, 2007	(43,351)	(3,036)	(10,019)	(56,406)
Additions - issue of new guarantees	-	-	(10,084)	(10,084)
Amortization - recognition in the statement of income	2,689	109	-	2,798

Liability as of December 31, 2008	(40,662)	(2,927)	(20,103)	(63,692)

Asset - Company's share as of December 31, 2007	20,213	-	8,516	28,729
Additions - issue of new guarantees	-	-	4,594	4,594
Amortization - recognition in the statement of income	(4,084)	-	(2,612)	(6,696)

Asset - Company's share as of December 31, 2008	16,129	-	10,498	26,627

Asset - Accounts receivable as of December 31, 2007	11,769	-	1,503	13,272
Additions - issue of new guarantees	-	-	5,490	5,490
Monetary variations	4,712	-	565	5,277
Payments received	(3,477)	-	(1,329)	(4,806)

Asset - Accounts receivable as of December 31, 2008	13,004	-	6,229	19,233

(*) Correspond to the investee's total indebtedness

v. Founder shares

Under Paulista Lajeado shareholders’ agreement, in order to maintain an yield equal to 49.67% of Eletrobrás participation in the Paulista Lajeado’s net income, it is granted to this noncontrolling shareholder, securities represented by Founder Shares entitled to 10% of Paulista Lajeado’s net income before any other participation. These securities will be converted into preferred shares with no voting rights in 2032, at the end of concession. The conversion of the Founder Shares into Preferred Shares will correspond, at the time of conversion, to 5.084% of the total shares issued by Paulista Lajeado. Founders’ shares payments occur on the same dates as dividends or any other form of remuneration made to the Company’s shareholders.

Under Brazilian Accounting Principles, founders’ shares are registered as a shareholders’ equity reserve, at historical cost. Under U.S. GAAP, according to the provisions of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, those securities were classified as a liability and consequently have been measured at fair value.

j) U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

CERAN, ENERCAN, BAESA and Foz do Chapecó are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The U.S. GAAP adjustments basically are related to capitalized administrative and interest costs, deferred charges and the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession. The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity.

Under Brazilian Accounting Principles, property, plant and equipment under construction and in service of our jointly-controlled generation subsidiaries as of December 31, 2008 are as follows:

				Foz do
Plants as of December 31, 2008	CERAN	Enercan	BAESA	Chapecó	Total

Property, plant and equipment in service	1,117,706	1,483,160	1,440,681	-	4,041,547
Accumulated depreciation	(33,528)	(67,671)	(101,426)	-	(202,625)

Net value	1,084,178	1,415,489	1,339,255	-	3,838,922
Plant under construction	54,296	2,083	1,923	1,237,829	1,296,131

Property, plant and equipment, net	1,138,474	1,417,572	1,341,178	1,237,829	5,135,053

Company’s share - %	65.00%	48.72%	25.01%	51.00%

Proportionate share in each plant	740,008	690,684	335,374	631,293	2,397,359

k) Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are CERAN, ENERCAN, BAESA and FOZ DO CHAPECO for all periods presented, in which the Company holds a 65.00%, 48.72%, 25.01% and 51% interest share, respectively. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP.

Summarized balance sheet, statement of income and cash flow information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,

	2008	2007

Current assets	220,565	434,439
Noncurrent assets	2,471,503	2,003,634
Net assets, eliminated in the consolidated(*)	(930,988)	(729,783)

Total assets	1,761,080	1,708,290

Current liabilities	116,596	324,350
Noncurrent liabilities	1,644,484	1,383,940

Total liabilities and shareholders’ equity	1,761,080	1,708,290

(*) Amount eliminated in the consolidated financial statement, related to the investment in jointly-controlled subsidiaries.

	Year ended December 31,

	2008	2007

Operating revenues	317,245	269,067
Operating income	191,362	150,267
Cash flow provided by operating activities	88,693	89,435
Cash flow used in investing activities	(350,441)	(263,126)
Cash flow provided by financing activities	82,457	521,361

l) Income taxes

Under Brazilian Accounting Principles, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized when there is a reasonable certainty that the Company will generate profits against which it can offset such an asset. In addition, there are no expiration dates for the tax loss carryforwards.

Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely than not that such assets will not be realized.

According to U.S. GAAP, the Company has recorded additional deferred tax assets and liabilities for income tax and social contribution tax. The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are presented below:

	As of December 31,

	2008	2007

Deferred tax asset under U.S. GAAP	850,801	784,696
Valuation allowance	(325,834)	(372,770)

Deferred tax asset, net of valuation allowance under U.S. GAAP	524,967	411,926
Deferred tax liability under U.S. GAAP	(318,504)	(490,911)
Net deferred tax (liability) / asset under U.S. GAAP	206,463	(78,985)

The net decrease in the total valuation allowance for each of the years ended December 31, 2008 and 2007, was R$ 46,936 and R$ 12,605, respectively.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2008. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit related to uncertainty in income taxes, beyond those already recorded under Brazilian Accounting Principles (note 20). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	43,993
Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	8,407
Settlements	-

Balance at December 31, 2007	52,400

Increase related to prior year tax positions	-

Decrease related to prior year tax positions	-
Increase related to current year tax positions	7,308
Settlements	-

Balance at December 31, 2008	59,708

The total unrecognized tax benefits described above, if recognized, would affect the effective rate on income from continuing operations in each year.

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2003, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, minority interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 20. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income. For the balance shown in the table above, the Company made escrow deposits waiting for the final decision by the Brazilian courts. Therefore the company is not subject to penalties and the interest expenses are offset by the monetary restatement applied to the escrow deposits.

m) Dividends Proposed

Under Brazilian Corporate Law, the Company is required to distribute at least 25% of its adjusted net income as a minimum mandatory annual dividend. The dividend that exceeds the 25% minimum limit, may be proposed and accrued at each balance sheet date, but subject to the Annual Shareholders’ Meeting approval. Under U.S. GAAP, the dividend that exceeds the 25% minimum mandatory are recorded after the Annual Shareholders’ Meeting approval.

n) Comprehensive income

Brazilian Accounting Principles do not encompass the concept of comprehensive income. Under U.S. GAAP, SFAS 130, “Reporting comprehensive income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the difference between the pension plan fair value and the amount already recognized through the statement of income and the related deferred tax and minority interest effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

o) Impairment of Long-lived Assets

Law 11,638/07 provided additional requirements, similar to U.S. GAAP, regarding the recoverability of long lived assets, which are subject to impairment test at least annually (note 2.2. h). As of December 31, 2008, the recoverable value of these assets exceeds their book value recognized under Brazilian Accounting Principles.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 144, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of,” addresses accounting for the impairment of long-lived assets. Under SFAS 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment has been recorded under U.S. GAAP for all periods presented.

p) Escrow deposits

Under Brazilian Accounting Principles, the balances of escrow deposits are offset against the corresponding liability under the heading “Reserve for Contingencies” in noncurrent liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and reserve for contingencies. As a consequence, noncurrent assets and noncurrent liabilities under U.S. GAAP would be increased by R$ 149,998 and R$ 158,876 at December 31, 2008 and 2007, respectively. This difference has no net income or equity effect.

q) Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS 128, “Earnings Per Share.” Basic earnings per share are calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2008 and 2007, the Company has no potentially dilutive securities outstanding.

The computation of basic and diluted earnings per share is as follows:

	2008	2007

Net income under U.S. GAAP	1,237,240	1,675,362
Weighted average number of common shares outstanding during the period for basic and diluted EPS computation	479,910,938	479,762,222

Basic and diluted earnings per share – R$	2.578	3.492

IV – SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits, SFAS 158 Employers’ Accounting for Defined benefit pension and Other Postretirement Plans and amendment of FASB Statements n. 87, 88 and 106 are presented below.

Obligations and Funded Status

	As of December 31,

	2008	2007

Change in benefit obligation (*)
Benefit obligation at beginning of year	3,597,623	3,150,340
Service cost	6,836	6,126
Interest cost	356,370	341,377
Actuarial (gain)/loss	373,649	341,017
Benefits paid during the year	(251,949)	(241,237)

Benefit obligation at end of year	4,082,529	3,597,623

Change in plan assets (*)
Fair value of plan assets at beginning of year	3,164,748	2,588,739
Actual return on plan assets	279,174	729,359
Participant’s contributions	1,484	2,551
Sponsor’s contributions	70,381	85,336
Benefits paid	(251,949)	(241,237)

Fair Value of plan assets at end of year	3,263,838	3,164,748

Unfunded status at end of year	(818,691)	(432,875)

(*) The subsidiaries used a measurement date as of December 31, 2008 and 2007.

In 2008, the subsidiary RGE has a pension plan with funded status in the amount of R$ 5,987 (R$ 33,952 in 2007). To compose the consolidated amount, the remaining subsidiaries sponsor a defined benefit plan, which, as of December 31, 2008 have pension plans with unfunded status in the amount of R$ 824,678 (R$ 466,827 in December 31, 2007).

The book balances include other contributions relating to the Company’s plans amounting to R$ 22,597 (R$ 36,305 in 2007).

Amounts recognized in the statement of financial position consist of:

	As of December 31,

	2008	2007

Noncurrent assets	5,987	33,952
Long-term liabilities	(824,678)	(466,827)

Unfunded status	(818,691)	(432,875)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,

	2008	2007

Projected benefit obligation	4,082,529	3,597,623
Accumulated benefit obligation	4,064,668	3,582,665
Fair value of plan assets	3,263,838	3,164,748

Components of Net Periodic Pension Cost

	As of December 31,

	2008	2007

Service cost	(7,000)	(6,125)
Interest cost	(356,370)	(341,376)
Expected return on plan assets	448,405	392,038
Amortization of deferred gains, net	3,323	8,342
Expected participant contribution	1,570	-

Net periodic benefit cost under U.S. GAAP	89,928	52,879
Net periodic benefit cost under Brazilian Accounting
Principles	(84,151)	(46,887)

U.S. GAAP adjustment to net income	5,777	5,992

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income

	2008	2007

Accumulated other comprehensive income at beginning of year	249,398	258,805
Amounts recognized in net periodic prepaid pension cost	(89,928)	(52,879)
Net actuarial gain (loss)	(456,199)	43,472

Other comprehensive income (loss) for the year	(546,127)	(9,407)

Accumulated other comprehensive income at end of year	(296,729)	249,398

The components of the projected net periodic pension cost for 2009 are as follows:

Cost of service	(8,335)
Interest on actuarial liabilities	(404,154)
Expected return on plan assets	406,760
Amortization of deferred losses	(163)
Prior service cost	(14)
Expected participant contribution	2,424

Total expense	(3,482)

Assumptions used were as follows:

	2009	2008

Annual discount rate (*)	6%	6%
Annual expected return on assets (*)	9%	10%
Annual salary increase (*)	2%	2%
Annual benefits adjustments (*)	0%	0%
Long term inflation	4%	4%
(*) Refers to real rate

Plan Assets

The following table shows the distribution (per asset segment), as of December 31, 2008 and 2007, of the resources on which the CPFL Group benefits plan, managed by Fundação CESP, is secured. It also shows the distribution of the guaranteeing resources established as a target for 2009, obtained in the light of the macroeconomic prospects as of December 2008.

	As of December 31,		Target Allocation

	2008	2007	2009

Fixed income investments	73%	71%	71%
Stocks	22%	25%	25%
Real estate	3%	2%	2%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2009 was based on the recommendations for allocation of assets made at the end of 2008 by Fundação CESP, in its Investment Policy. This target may change at any time during 2009, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s pension plans is invested in the fixed income segment and, within the segment, the greater part of the funds is invested in public federal bonds, indexed to the IGP, which is the index for adjusted of the actuarial liabilities of the Company’s plans (defined benefit plans).

The pension plans are monitored by the Company’s Pensions Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of this Committee are the analysis and approval of investment recommendations made by the investment managers of the Fundação CESP.

The objective of the asset management performed by Fundação CESP is to maximize the return on investments, but always seeking to reduce to a minimum the risks of actuarial deficit. Therefore, investments are always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. The ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, the Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

The Fundação CESP Investment Policy imposes additional restrictions, which, together with those already laid down by law, define the percentages of diversification for investments in assets issued by or with joint liability with a single legal entity to be used internally. Set forth below are some additional restrictions in relation to the limitations on diversification of investments:

a) Investments in any bonds or marketable securities issued by a single legal entity – financial institution or otherwise — by the parent company, companies directly or indirectly controlled by the entity and associated or other companies under control, may not jointly exceed 10% (ten percent) of the resources guaranteeing each Pension Plan, including not only those purchased on a permanent basis, but also those loaned and subject to purchase and sale agreements and those forming part of the portfolios of funds in which the Pension Plans participate, through Fundação CESP, in proportion to their respective participations.

b) In the case of investments in marketable securities issued by or with the joint responsibility of a financial or other institution authorized by the Brazilian Central Bank, and of savings deposits, the total issued, and the joint liability or responsibility of a single institution may not exceed: (i) 25% of the shareholders’ equity of the issuer, in the case of an institution classified as having a low credit risk and 15% of the Fixed Income segment, in the same case; (ii) 10% of the shareholders’ equity of the issuer, in the case of an institution classified as having a medium or high credit risk and 10% of the Fixed Income segment, in the same case;

c) The total investments in shares of a single company may not exceed: (i) 20% of its voting capital; (ii) 20% of its total capital and (iii) 5% of the total resources guaranteeing each Pension Plan, with the option to increase this limit up to 10% in the case of shares corresponding to 3% or more of IBOVESPA, IBX or FGV-100.

As of December 31, 2008 the pension plan assets includes R$ 270,896 (R$ 181,954 as of December 31, 2007) of equity securities issued by the Company.

Cash flows Contributions

The Company expects to contribute R$ 41,690 to its pension plan in 2009.

Expected Benefits

Estimated future benefit payments are as follows:

2009	281,013
2010	294,357
2011	310,102
2012	327,941
2013	347,410
2014 to 2018	2,051,037

b) Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2008	2007

Intangible asset of concession	5,679,070	5,677,996
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31, 2008	(1,896,018)	(1,659,330)

Intangibles, net	4,271,729	4,507,343

Weighted average remaining amortization period (years)	19	20

Intangibles are amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 236,688 per year.

c) Segment Information

The Company’s operating segments are organized internally primarily by legal entity, and in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has aggregated similar operating segments into three reportable segments: Distribution, Generation and Commercialization. The distribution, generation and commercialization activities of the Company are described in Note 1.

The Company evaluates segment performance and allocates resources based on several factors, of which revenues and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the Note 2.

The Company’s segment information in accordance with Brazilian Accounting Principles is presented in Note 28.

d) Income Statement Classification Differences

Before Law 11.638/07, under Brazilian Accounting Principles, the Company classified gains and losses on disposals of permanent assets (mainly property, plant and equipment), materials and, write off of feasibility studies as nonoperating income or expense. Law 11,638/07 and Provisional Measure nº 449/08 changed this concept and now, these items are classified similar to U.S. GAAP as an operating income or expense. According to Brazilian Accounting Principles, this reclassification was applied retrospectively.

e) Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31

	2008	2007

Operating income under Brazilian Accounting Principles	2,336,020	2,847,256
Less: jointly-controlled subsidiaries proportionally consolidated	(191,348)	(150,245)
Reclassification of gains on equity interest	-	(3,313)
Depreciation and disposal of interest costs capitalized	(7,323)	(7,569)
Capitalization of administrative costs	(31,846)	(41,233)
Depreciation and disposal of monetary restatement 1996 and 1997	(240)	(238)
Accounting for the effects of regulation:
Provision for expenditure on research and development and energy efficiency programs	-	48,517
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	5,090	539
Effect of disposal of property, plant and equipment	(12,118)	(13,081)
Reversal of goodwill amortization under Brazilian Accounting Principles	192,029	176,306
Amortization of intangible concession assets under U.S. GAAP	(218,072)	(209,761)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)
Operating revenues	(44,004)	(41,839)
Operating costs	22,728	22,892
Pension and other benefits	5,777	5,992
Deferred costs	14,853	1,078
Other	(104)	35

Operating income under U.S. GAAP	2,052,826	2,616,720

	2008	2007

Total Assets under Brazilian Accounting Principles	16,243,172	15,598,001
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the respective investments by the equity method	(1,761,080)	(1,708,290)
Escrow deposits, presented net against reserve for contingencies under Brazilian Accounting Principles	149,998	158,876
Capitalization of interest costs	173,342	151,898
Administrative costs capitalized under Brazilian Accounting Principles	(182,182)	(150,336)
Monetary restatement of 1996 and 1997	5,465	5,705
Business combinations and goodwill:
Basis differences:
Tax benefit of merged goodwill, net of income tax effect	(749,723)	(815,814)
Property, plant and equipment	728,642	735,670
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles	(2,386,482)	(2,578,512)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other" noncurrent asset	12,828	12,828
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of concession intangible under U.S. GAAP	5,679,070	5,677,996
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,896,018)	(1,659,330)
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	488,369	534,312
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(699,237)	(723,904)
Prepaid pension cost	-	30,433
Financial Instruments:
Adjustment of Financial Intruments recorded at fair value	-	(3,226)
Receivables and costs related to guarantees granted to CERAN, ENERCAN and Foz do Chapecó	45,860	42,000
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(27,976)	(23,749)
U.S. GAAP adjustments on investment at cost	(115,283)	(113,919)
Deferred costs	(14,844)	(29,697)
Other	-	(291)
Deferred income tax effects	(78,190)	(104,721)

Total Assets under U.S. GAAP	16,112,185	15,532,384

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

f) Cash, cash equivalents and Statements of cash flows

Under Brazilian Accounting Principles, in 2008, CVM approved “CPC 03 – Statements of Cash Flows”, which defined cash and cash equivalent as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Under U.S. GAAP, SFAS 95 – Statements of Cash Flows (“SFAS 95”) has a similar definition for cash and cash equivalents. However, this pronouncement provides additional guidance including only due on demands with original maturity of three months or less, which is not consider under accounting practices adopted in Brazil. Therefore, as of December 31, 2008, under U.S. GAAP it is required a reclassification in the amount of R$ 194,714 (2007 – R$ 178,411) from “Cash and cash equivalent” to “Financial investments”.

It is presented below a Statement of Cash Flows prepared according to the criteria established by SFAS 95:

	2008	2007

NET INCOME	1,275,692	1,643,436
ADJUSTMENT TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Minority interest	9,769	5,194
Monetary restatement of regulatory assets and liabilities	87,542	20,504
Depreciation and amortization	564,924	548,161
Reserve for contingencies	(16,884)	12,062
Interest and monetary restatement	79,335	(96,424)
Unrealized (gains) loss on derivative contracts	-	101,981
Post-retirement benefit obligation	(84,151)	(46,887)
Loss on disposal of permanent assets and participation in subsidiaries	30,400	24,288
Recognition of tax benefits	5,219	48,444
Research and Development and Energy Efficiency Programs	-	(6,570)
Other	1,358	2,274

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	(16,303)	(88,525)
Accounts receivable	(42,045)	273,006
Recoverable taxes	36,343	30,308
Deferred cost variations	(16,566)	171,264
Escrow deposits	(50,525)	(400,547)
Other	63,204	(37,268)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	198,978	1,149
Taxes and payroll charges	(181,787)	62,561
Deferred gain variations	(91,777)	57,451
Post-retirement benefit obligation	(84,091)	(93,226)
Interest on debts — accrued	48,581	28,734
Regulatory charges	25,358	(39,162)
Other	18,392	25,359

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,860,966	2,247,567

	2008	2007

INVESTING ACTIVITIES
Purchase of interest of subsidiaries, net of cash	-	(383,816)
Capital decrease (increase)	(1,457)	-
Additions to permanent assets	(1,098,081)	(1,132,757)
Financial investments	(60,249)	(51,520)
Proceeds from sales of financial investments	134,290	33,549
Special obligations	57,518	65,917
Additions to intangible assets / deferred charges	(79,823)	(8,536)
Proceeds from sale of permanent assets	28,325	24,091
Advance energy purchase agreements	(4,935)	-
Other	-	(28,378)

NET CASH USED IN INVESTING ACTIVITIES	(1,024,412)	(1,481,450)

FINANCING ACTIVITIES
Loans and financing obtained	2,171,535	2,551,090
Payments of loans and financing	(2,073,543)	(1,451,590)
Advance energy sale agreements	2,004	-
Dividends and interest on shareholder’s equity paid	(1,323,483)	(1,560,952)
Intercompany loans to subsidiaries and associated companies	2,169	-
Capital increase	-	271
Advance for future capital increase	-	82,597

NET CASH USED IN FINANCING ACTIVITIES	(1,221,318)	(378,584)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(384,764)	387,533
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	927,897	540,364

CASH AND CASH EQUIVALENTS — END OF YEAR	543,133	927,897

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	749,127	477,972
Interest paid in cash for the year	544,381	331,252
TRANSACTIONS NOT AFFECTING CASH:
Acquisition of minority shareholders with share issue	-	6,385
Business acquisition:
Assets acquired, including goodwill	-	605,998
Liabilities assumed	-	(191,897)
Purchase price paid	-	414,101
Cash acquired	-	(30,285)
Purchase price, net of cash acquired	-	383,816

g) Accounting Developments

In December 2007, the FASB issued SFAS 141R, “Business Combinations” and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” – an amendment to ARB No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for fiscal years beginning after December 15, 2008, and, once effective, it will be applied to all future business combinations. In March 2008, FASB issued SFAS 161 “Disclosure about derivative instruments and hedging activities”. This statement amends and expands the disclosure requirements of Statement 133 Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company is currently evaluating the impact of adopting of this Statement.

In May 2008, FASB issued SFAS 162 “The hierarchy of Generally Accepted Accounting Principles”. This Statement applies to financial statements of nongovernmental entities and identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with USGAAP hierarchy.

This Statement becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of adopting of this Statement and does not expect it has a material effect on its consolidated financial statements.

In May 2008, FASB issued SFAS 163 “Accounting for financial guarantee insurance contracts, an interpretation of FASB Statement no 60”. This Statement, which is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, provides accounting guidance for financial guarantee insurance contracts issued by insurance enterprises and, consequently, has no impact on the Company’s financial statements. In May 2008, FASB published FASB Staff Position FAS 142-3 “Determination of the useful life of intangible assets”. Originally, SFAS 142 “Goodwill and Other Intangible Assets” states that the determination of the useful life shall include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. This FASB Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142.

This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The company is currently evaluating the impact of adopting this Statement.

In December 2008, FASB issued FASB Staff Position FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which provide guidance on disclosures regarding plan assets of a defined pension or other postretirement plan, such as how investment allocation decisions are made and certain aspects of its fair value measurements. The objective of this standard is to provide transparency related to the types of assets and the associated risks and events that could have a significant effect on the value of plan assets.

This pronouncement is effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of adopting this Statement.

CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

The condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2008 and 2007 and for each of the two years in the period ending on December 31, 2008, under Brazilian Accounting Principles is as follows.

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED) (In thousands of Brazilian reais)

	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,555	5,744
Financial investments	46,396	46,614
Recoverable taxes	37,160	31,899
Deferred taxes	14,311	10,107
Dividends receivable	884,932	1,008,363
Other	5,892	5,059

	996,246	1,107,786

NONCURRENT ASSETS
Financial investments	87,117	97,521
Recoverable taxes	2,787	2,787
Deferred taxes	111,544	79,606
Advance for future capital increase	409,310	409,310
Other	2,579	6,892
Investments	4,573,627	4,729,021
Property, plant and equipment	10	467
Intangible assets	380	6,412

	5,187,354	5,332,016

TOTAL ASSETS	6,183,600	6,439,802

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Suppliers	1,810	14,029
Accrued interest on loans, financing and debentures	20,047	15,983
Taxes and payroll charges payable	63	273
Dividends and interest on shareholders’ equity	622,869	730,634
Derivative	365	35
Other	1,967	1,310

	647,121	762,264

NONCURRENT LIABILITIES
Reserve for contingencies	66,876	43,691
Derivative	961	51,689
Accrued interest on debts	-	12,505
Loans and financing	-	169,137
Debentures	450,000	450,000
Other	23	-

	517,860	727,022
SHAREHOLDERS’ EQUITY
Common stock without par value (2008 and 2007 – 479,910,938 issued and outstanding;	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	277,428	213,643
Accumulated deficit	-	(4,318)

	5,018,619	4,950,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,183,600	6,439,802

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007

OPERATING EXPENSES
General and administrative expenses	(20,768)	(24,475)
Other Operating Expense	(9,785)	(876)
Amortization of intangible asset of concession	(129,208)	(111,798)

	(159,761)	(137,149)
EQUITY IN EARNINGS OF INVESTEES	1,474,430	1,855,472

FINANCIAL EXPENSE
Financial income	29,221	21,070
Financial expense	(74,846)	(76,683)

	(45,625)	(55,613)

SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	(5,514)	(5,998)
Deferred tax	8,180	(1,202)
Income tax
Current tax	(23,980)	(24,805)
Deferred tax	27,962	10,022

	6,648	(21,983)

NET INCOME FOR THE YEAR	1,275,692	1,640,727

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED) (In thousands of Brazilian reais)

	2008	2007

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,460,279	1,482,949
INVESTING ACTIVITIES
Purchase of interest in subsidiaries	-	(2,582)
Return of capital invested in subsidiary	39,997	12,400
Increase in property, plant and equipment	-	(74)
Financial investments	38,099	31,045
Additions to intangible assets	(590)	(6,136)
Sale of equity interest	-	2,635
Advance for future capital increase	-	(409,368)
Intercompany loans	3,987	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	81,493	(372,080)
FINANCING ACTIVITIES
Loans and financing obtained	446,804	916,250
Payments of loans and financing	(675,321)	(473,250)
Dividends paid	(1,315,355)	(1,557,428)
Other	(1)	(5,031)

NET CASH USED IN FINANCING ACTIVITIES	(1,543,873)	(1,119,459)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,101)	(8,590)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	17,803	26,393

CASH AND CASH EQUIVALENTS — END OF YEAR	15,702	17,803

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

• Investments — As of December 31, 2008 and 2007, investments in subsidiaries are comprised as follows:

	2008			2007

	Equity	Goodwill	Total	Equity	Goodwill	Total
CPFL Paulista	497,388	1,023,182	1,520,570	495,511	1,110,960	1,606,471
CPFL Piratininga	230,538	125,315	355,853	230,538	135,683	366,221
RGE	1,097,274	284,195	1,381,469	1,097,292	302,560	1,399,852
CPFL Santa Cruz	80,129	49,641	129,770	120,124	58,970	179,094
CPFL Geração	1,140,074	43,150	1,183,224	1,127,240	46,519	1,173,759
CPFL Brasil	3,598	26	3,624	3,598	26	3,624
CPFL Atende	(883)	-	(883)	-	-	-

	3,048,118	1,525,509	4,573,627	3,074,303	1,654,718	4,729,021

• Debentures: On October 25, 2007, the company issued debentures in the amount of R$ 450,000. This issuance is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna.

• Reserve for contingencies — CPFL Energia recorded a reserve for contingencies related to the non-payment of PIS and COFINS levied on interest on shareholders’ equity.

• Dividends received — The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries. The dividends received are comprised as follows:

	2008	2007

CPFL Paulista	716,196	741,408
CPFL Piratininga	250,423	361,964
RGE	187,564	-
CPFL Serra	-	110,467
CPFL Cone Sul	-	1,297
CPFL Geração	137,228	153,822
CPFL Brasil	181,665	206,913
Perácio	38,258	-
CPFL Santa Cruz	43,309	12,183

	1,554,643	1,588,054

• Restriction of transfer of funds from subsidiaries – CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Santa Cruz, ENERCAN, CERAN, BAESA, Foz do Chapecó, CPFL Sul Centrais Elétricas, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa qualify as concessionaires of public services. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL.

As of December 31, 2008, total restricted subsidiaries net assets amount to R$ 4,132,911 composed as follows:

CPFL Paulista	497,388
CPFL Piratininga	230,538
RGE	1,097,274
CPFL Santa Cruz	80,135
ENERCAN, CERAN, BAESA and Foz do Chapecó	930,988
CPFL Sul Centrais Elétricas	3,730
CPFL Geração	1,140,074
CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa	156,065

4,136,192

This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. However, as described in Notes 16 and 17, CPFL Paulista, CPFL Piratininga, RGE, ENERCAN, CERAN and BAESA may have restrictions relating to the payment of dividends.

Independent Auditors’ Report

To
The Shareholders and Management
CPFL Energia S.A.
São Paulo - SP

1	We have audited the accompanying balance sheets (parent company and consolidated) of CPFL Energia S.A. (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	The financial statements of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. for the years ended December 31, 2008 and 2007 were audited by other independent auditors who issued an unqualified opinion on January 22, 2009, which was provided to us. CPFL Energia S.A. has valued its indirect shareholding interest in BAESA - Energética Barra Grande S.A. using the equity method of accounting and consolidated this investment by the proportional consolidation method. As of December 31, 2008, the balance of this investment was R$ 138,530 thousand (R$ 131,331 thousand in 2007) and the equity pick-up from this investment for the year ended was a gain of R$ 7,268 thousand (R$ 3,978 thousand in 2007). The financial statements of this indirect subsidiary, as included in the consolidated financial statements, presents proportional assets totaling R$ 373,953 thousand (R$ 384,202 thousand in 2007) as of December 31, 2008. Our report regarding the balances and amounts generated by this indirect subsidiary is based exclusively on the report issued by the independent auditors of BAESA - Energética Barra Grande S.A.

3	The financial statements of the indirect subsidiary CPFL Jaguariúna S.A. (formerly CMS Energy Brasil S.A.) and its subsidiaries for the year ended December 31, 2007 (without considering the adjustments resulting from Law 11638/07 and Provisional Measure 449/08) were audited by other independent auditors, who issued an unqualified opinion on January 18, 2008, which was provided to us. CPFL Energia S.A. has valued its indirect shareholding interest in CPFL Jaguariúna S.A. according to the equity method of accounting and has fully consolidated this investment. As of December 31, 2007, the balance of this investment is R$ 397,055 thousand and the equity pick-up from this investment for the year ended was a gain of R$ 24,178 thousand. The financial statements of this indirect subsidiary, which are included in the consolidated financial statements, present assets of R$ 488,009 thousand as of December 31, 2007. Our report regarding the balances and amounts generated by this subsidiary is exclusively based on the report issued by the independent auditors of CPFL Jaguariúna S.A. and its subsidiaries.

4	Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

5	In our opinion, based on our audit and on the reports issued by the other independent auditors of the indirect subsidiaries, as mentioned in paragraphs 2 and 3, the financial statements described in the paragraph 1 present fairly, in all material respects, the financial position of CPFL Energia S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

6	As mentioned in Note 3, item (b.1) as result of the second periodical tariff review established in the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its direct subsidiaries, Companhia Piratininga de Força e Luz, Companhia Paulista de Força e Luz, and Rio Grande Energia S.A. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

7	As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the financial statements referring to the previous year, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, except for the Statement of Changes in Financial Position which was replaced, in accordance with Law 11638/07, by the Statement of Cash Flows.

8	Accounting practices adopted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

February 3, 2009, except to the note 33 dated on April 29, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.